

Comerica







ALWAYS EVOLVING...

UPHOLDING PROUD TRADITIONS

2001 ANNUAL REPORT



OUR VISION

Comerica is in business to help people be successful. We are committed to delivering the highest quality financial services by:

- Providing outstanding value and building enduring customer relationships.
- Creating a positive environment for our colleagues, built on trust, teamwork and respect.
- Demonstrating leadership in our communities.
- Ensuring a consistent, superior return for our owners.

CORPORATE PROFILE

Comerica Incorporated (NYSE: CMA) is a financial services company focused on business banking and asset gathering. Through its more than 500 customer-service locations, including branch, lending and investment offices, Comerica helps businesses and people be successful. Comerica is ideally positioned to deliver high quality financial services in Michigan, California and Texas, as well as in Florida, 19 other states, Canada and Mexico. Comerica has an investment services affiliate, Munder Capital Management, ranked among the top 5 percent of money managers worldwide.

FAST FACTS ON COMERICA

- More than 11,000 employees focused on relationship management.
- Among the 20 largest banking companies in the U.S., with $51 billion in total assets at December 31, 2001.
- 3rd largest SBA 7(a) lender in the nation.
- Among the top 10 U.S. bank holding companies in commercial loans and top 20 in small business loans.
- #1 among the top 50 U.S. bank holding companies in commercial loans as a percent of total assets.
- Among the "Best Big Companies in America," according to *Forbes* magazine.

Comerica is organized into three focused operating units:

BUSINESS BANK Corporate Banking (National Business Finance, which includes Commercial Real Estate, National Dealer Services, Comerica Business Credit and Comerica Leasing Services; U.S. Banking; Middle Market Banking; W.Y. Campbell), International Finance, Treasury Management Services.

INDIVIDUAL BANK Private Banking, Small Business Banking and Personal Financial Services.

INVESTMENT BANK Investment Services (Comerica Securities; Munder Capital Management; Wilson, Kemp & Associates), Comerica Insurance Services, Institutional Trust, Retirement Services.

CONTENTS

FINANCIAL HIGHLIGHTS

(dollar amounts in millions, except per share data)

	2001	2000	Change Amount	Change Percent
INCOME STATEMENT				
Net interest income	**$ 2,102**	$ 2,004	$ 98	5%
Net income	**710**	791	(81)	(10)
— excluding merger-related and restructuring charges	**842**	791	51	6
Basic net income per share	**3.93**	4.38	(0.45)	(10)
Diluted net income per common share	**3.88**	4.31	(0.43)	(10)
— excluding merger-related and restructuring charges	**4.61**	4.31	0.30	7
Cash dividends per common share	**1.76**	1.60	0.16	10
Book value per common share	**27.17**	23.98	3.19	13
Market value per share	**57.30**	59.38	(2.08)	(4)
RATIOS				
Return on average common shareholders' equity	**15.16%**	19.52%		
— excluding merger-related and restructuring charges	**18.03**			
Return on average assets	**1.43**	1.69		
— excluding merger-related and restructuring charges	**1.69**			
Average common shareholders' equity as a percentage of average assets	**9.27**	8.45		
BALANCE SHEET (AT DECEMBER 31)				
Total assets	**$50,732**	$49,534	$1,198	2%
Total earning assets	**46,566**	45,791	775	2
Loans	**41,196**	40,170	1,026	3
Business loans	**38,933**	37,885	1,048	3
Deposits	**37,570**	33,854	3,716	11
Common shareholders' equity	**4,807**	4,250	557	13

NET INCOME

(IN MILLIONS)



$710 $842
01
$791
00
$759
99
$651
98
$586
97

☐ Excludes 2001 merger-related and restructuring charges

DILUTED NET INCOME PER COMMON SHARE

(IN DOLLARS)



$3.88 $4.61
01
$4.31
00
$4.13
99
$3.51
98
$3.11
97

☐ Excludes 2001 merger-related and restructuring charges

BUSINESS BANK



INDIVIDUAL BANK



INVESTMENT BANK


Chg.

OVERVIEW

Comerica's **Business Bank** provides companies with an array of credit and non-credit financial products and services. It builds long-lasting relationships with business customers, with an emphasis on middle market companies. The Business Bank offers highly professional business lending, credit underwriting, international banking and cash management services.

EVOLVING

- Internet-enabling our business products and services, such as with Comerica eFX℠, Comerica GlobalTRADE Web, TradeCard® and Comerica NetVision℠
- Producing positive results, underscored by our #1 ranking in commercial loans as a percent of total assets
- Leveraging our expertise in specialized industries — Technology and Life Sciences, Automotive Dealer, Title and Escrow, Healthcare, and Entertainment, among others
- Cross-selling products and services, such as our innovative Comerica CompCard℠, or plastic paycheck, to an increasingly sophisticated and technologically adept business client base

TRADITION

- Relationship building
- Local decision making
- Strong credit underwriting skills
- Excellent service
- Solid reputation

Comerica's **Individual Bank** focuses on deepening relationships with consumers, and owners and managers of small businesses. It also delivers highly responsive and personalized private banking services to affluent individuals. Individual Bank distribution channels include branch and supermarket offices, online and telephone banking, and automated teller machines.

- Growing our share of the small business market, as evidenced by our #3 ranking in SBA 7(a) lending, and top 20 ranking in small business lending
- Enhancing the electronic delivery of banking services with Comerica Web Banking® for Small Business, and our new platform for delivering real-time access for online banking
- Developing new products and services to meet customer needs and gather assets, such as with Access Checking, our fee-less checking product
- Forging alliances, such as with RBC Dain Rauscher and the renewal in 2001 of our strategic trust alliance with UBS PaineWebber, and bringing forth innovative wealth management strategies to preserve, protect and grow the wealth of individuals and families

- Deepening client relationships
- Personalized service
- Responsive
- Expert personal trust services
- Trusted resource

Comerica's **Investment Bank** offers a full range of investment products and services to individuals, companies and other entities. Major areas of focus include institutional trust, retirement services, full-service brokerage services and insurance. The Investment Bank plays an important role in keeping clients' assets within Comerica.

- Providing online access for Institutional Trust clients through Comerica TRACNet℠
- Helping investors stay connected with wireless investing from Comerica Securities
- Offering an even broader range of investment products through our investment services affiliate, Munder Capital Management
- Using advanced planning techniques in Comerica Insurance Services for clients' enhanced financial well being

- Strong focus on relationships
- Superior investment alternatives
- Expert institutional trust services
- Ability to meet client investment needs
- Proven experience

President & Chief Executive Officer Ralph W. Babb Jr. (left), with Chairman Eugene A. Miller





Dear Fellow Shareholders,

In 2001, our lives as Americans changed forever. We endured a tragedy of immense proportion which will forever affect individuals and businesses throughout our country. As we come to terms with the full meaning and impact of the September 11 tragedy, one truth stands out: Americans are

In this trying time for our country and its economy, it is important to remember that our company is functioning very well and our fundamental strategy remains unchanged as we continue to look for opportunities to further strengthen and grow.

stronger and more courageous, and stand united as never before to face the challenges the future holds for us.

Here at Comerica, 2001 was a particularly significant year because of our leadership transition. We started a new chapter in our history with the announcement of Ralph Babb's appointment as president and chief executive officer, only the 15th person to serve in that position since our company's founding 153 years ago. In addition, we completed the integration of Imperial Bank with Comerica Bank-California, greatly expanding our business in one of the nation's fastest growing states. The merger also enabled us to grow several of our national businesses, most notably small business lending and lending to companies in the technology and life sciences industry.

The year was not without its challenges, however. A faltering economy was compounded by the tragedy of September 11. The decrease in the stock market, primarily technology-related stocks, led to a decline in investment advisory revenues and resulted in special charges at Munder Capital Management.



Comparison of Five Year Cumulative Total Return Among Comerica Incorporated, Keefe 50-Bank Index and S&P 500 Index (Assumes $100 Invested on 12/31/96 and Reinvestment of Dividends)


$300
$200
$100
$0
1996
1997
1998
1999
2000
2001

Comerica Incorporated
Keefe 50-Bank Index
S & P 500 Index

Toward the end of the year, as the economy continued to weaken, we revised our credit guidance as nonperforming loans and net charge-offs were higher than originally expected, particularly in the manufacturing sector.

Overall, our operating performance was very good. Excluding the Imperial merger-related and restructuring charges, return on assets was 1.69 percent and return on equity was 18.03 percent. Our efficiency ratio is one of the lowest of all bank holding companies at 49 cents on the dollar.

Forbes magazine identified Comerica as one of the 400 "Best Big Companies in America" in 2001, recognizing the 400 companies for *"the strategy, stamina and growth to be standouts among their peers ... The companies ... share some personality traits that serve them well — an innate ability to adapt to change; a hunger to innovate and go against the grain; resiliency in a down industry and amid doubts on Wall Street; and a relentless will to be miserly even in boom times."*

Even through the recent market turbulence, Comerica's share price has continued to perform well relative to other measures of market performance. In fact, including reinvestment of dividends, $100 invested in Comerica common stock at the end of 1996 would have returned $188 at the end of 2001, which compares favorably to a similar investment in the Keefe 50-Bank Index, which would have returned $176, and the S&P 500 Index, which would have returned $166.

As we have in each of the past 33 consecutive years, Comerica increased its annual dividend. In January 2002, we raised the quarterly dividend for common stock by nine percent to $0.48 a share.

In this trying time for our country and its economy, it is important to remember that our company is functioning very well and our fundamental strategy remains unchanged as we continue to look for opportunities to further strengthen and grow.

As always, we will seek out opportunities to grow in large, metropolitan areas where we can best execute our strategy. And, the geographic diversification should protect us in economic downturns like the current one. For example, we recently increased our presence in Houston, the fourth largest city in the United States, making significant investments in people and resources to serve both the large number of entrepreneurial businesses and the retail consumers in that fast-growing city.

While we set our strategy to grow internally, we always keep an eye out for potential acquisitions, as we did most recently in California. Now that the integration of Imperial Bank is complete, we have an excellent footprint in that state. Our goal for 2002 is to give the integration time to mature and to leverage the considerable business opportunities created by the union of these two California banks.

IN MEMORIAM

Heinz Prechter, who passed away in July 2001, served with dedication and distinction as a director of Manufacturers National Corporation from 1987 to 1992, as a director of Comerica Bank since 1992, and as a director of Comerica Incorporated since 2000. We remember and honor his service to our company and the Downriver communities of Southeast Michigan.

In our headquarters state of Michigan, where we are the largest bank, our retail operations are very important. In 2001 we opened three new branch offices and this year, we intend to open seven more, in the growing counties in and around the southeast portion of our state.

The challenges of this current economic environment are not new to those of us with a concentration of business in the Midwest. At Comerica, we built our reputation for maintaining long-term relationships "through thick and thin" in similar economic times when we continued to service our customers and look for a greater share of their business, as opposed to pulling back. That reputation serves us well today and enables us to continue to grow our business.

And we can do this because of our well-developed credit culture. Extensive credit training, solidly integrated lending and credit functions, and a proactive credit administration process are the foundation of our business lending. Given this culture and our years of experience, we are there for our customers through the peaks and valleys of fluctuations in the economy.

The year 2002 will be a challenging one. The war on terrorism continues, and our armed forces remain overseas. Within the financial services industry, consolidation among banks is commonplace, but deregulation moves at a much slower pace.

The good news is that the U.S. economy is accelerating. Consumer confidence is on the rebound and rising from the depths following the economic stumble and terrorist attacks during the second half of 2001. The stock market also has been rising, foretelling better business activity and profits for 2002 and 2003.

During this time of change and uncertainty in the world around us, our goal at Comerica is to ensure our business operates and grows as usual. Because the two of us, the executive team and the board have worked closely together, the leadership transition will be seamless. Most importantly, we work with colleagues who are committed to our core values and continually provide outstanding service to all our customers. They are the true success of this company.

We are confident in Comerica's ability to meet the challenges before us and continue to grow our business because of our highly disciplined strategy, our expertise in relationship management and our dedicated team of colleagues.

Eugene A. Miller
Chairman

Ralph W. Babb Jr.
President and Chief Executive Officer

RETURN ON AVERAGE COMMON EQUITY
(IN PERCENTAGES)


01 15.16% 18.03%
00 19.52%
99 21.78%
98 21.16%
97 20.88%

Excludes 2001 merger-related and restructuring charges

DIVIDENDS PER COMMON SHARE
(IN DOLLARS)


01 $1.76
00 $1.60
99 $1.44
98 $1.28
97 $1.15

Some things change.
Some things stay the same.

At Comerica, both are true.

We continue to evolve to meet the changing needs of customers, employees, shareholders and the communities we serve.

While doing so, we are able to uphold the many proud traditions that have defined our company for 153 years.

Not every company can transform itself in this way, as we do, and still be successful.

That's why we're not like every company.

TRANSFO





To compete effectively in today's challenging economy, companies have to be quick, skillful and confident. These are key attributes of Comerica, a financial services company that takes great pride in its continuing ability to reinvent itself.

From our Service Company, where "making it work" is a way of life, to our business development officers, who treat new business as a stepping stone to a successful relationship, the drive for results is constant.

The transformation of our Service Company is a case in point. Not simply content with providing high-quality production services, the Service Company, under the leadership of Chief Information Officer John Beran, set out to effectively and proactively support new product and service requests.

It did not stop there. The Service Company is evolving to the point where it is also becoming known for initiating new ideas to help business units succeed. The focus on effective and efficient service delivery, client partnerships and now business enablement is transforming how the Service Company operates. Its superior work helps Comerica bring innovative new products and services to the marketplace.

Within these next several pages, you will find other examples of Comerica's evolution. As we evolve, you will see we never lose sight of that which makes us strong: Integrity and trust, teamwork, customer service, flexibility and adapting to change, learning and personal growth, and ownership. These are our core values, the ever-present traditions inherent in our culture.

RMATION



Comerica's evolution is perhaps most striking in the world of high technology.

We are Internet-enabling our Business Bank, Individual Bank and Investment Bank products and services with speed, accuracy and efficiency. It is important for businesses and individuals to be successful in their online experiences with us, so we continue to invest in the latest Web-site technology. State-of-the-art security and point-and-click convenience are hallmarks of our Internet services.



The latest enhancements to comerica.com include express login, so our online banking customers can quickly access their favorite transactional pages:

- For our individual and small business customers, Comerica Web Banking® and Comerica Web Banking for Small Business provide easy ways to stay in touch with their accounts, with the ability to check balances, transfer funds or pay bills, all online;
- For our private banking customers, Private Banking Online provides a convenient way to view trust account balances and holdings, and more;
- For our brokerage service customers, Online Trading with Comerica Securities provides unlimited access to real-time quotes, capabilities to enter trade orders, check balances, and more;
- For our retirement services customers, R.E.T.I.R.E. Online provides fast access to workplace savings plans;
- For our business banking customers, Comerica NetVision℠ provides managed, secure and reliable online access to account information, with transaction initiation capabilities, and more;
- For our international trade services customers, Comerica GlobalTRADE Web provides quick, real-time international trade management;
- For our institutional trust customers, Comerica TRACNet℠ provides account balances, history and more, all online; and,
- For our foreign exchange customers, Comerica eFX℠ provides a full array of Internet-based foreign exchange services.

















Our integration of Imperial Bank is further evidence of our company's evolution.

During the year, Imperial Bank joined forces with Comerica Bank-California, a combination that created one of the largest banking companies in the Golden State.

The integration brought together colleagues from around the corporation focused on the single goal of a smooth transition. A tradition of service excellence and confidence borne from years of experience helped ensure the goal would be met.

And it was, thanks to colleagues such as Peg Rulien, our Service Company manager for California and Texas, and countless others.

From the union of Imperial and Comerica comes strength.

Comerica today offers a full range of financial products and services to businesses of any size. We are best known for our leadership in middle market and small business banking, and though our reach is global, our touch is local. Responsive and experienced relationship managers understand their markets and their customers, and are empowered to make decisions. This tradition of local authority helps set us apart from the competition.

Comerica today ranks third in the nation and first in California in Small Business Administration (SBA) 7(a) guaranteed lending. Comerica's SBA groups are located in 14 states with 31 offices nationwide.

Comerica today has one of the leading technology banking practices, offering a wide range of financial services tailored to corporate customers, entrepreneurs and professionals. Imperial's emphasis on early stage companies, combined with Comerica's concentration on late stage companies, means we now effectively service customers through all stages of their growth. From 19 offices located across the United States, Comerica's Technology and Life Sciences Division serves all major technology centers.

Comerica today also is adept at servicing the specialized needs of entertainment-based companies. The Comerica Entertainment Group finances a diverse portfolio of motion picture and television projects.





Our focus on relationships is a tradition at Comerica and is at the heart of our continuing ability to succeed in the dynamic financial services marketplace.

We build enduring relationships with customers, employees, shareholders and communities.

We forge long-standing relationships with customers as we concentrate on our core competencies of business banking and asset gathering. Our heritage is based on our ability to understand and meet their financial needs through all economic cycles. We have stable, long-term financial relationships with owner-managed and middle market companies, large corporations, individuals and others.

Our relationships with employees are built on honesty, integrity and open communication. We treat our colleagues as owners because they are — more than 90 percent of them own company stock.

Our relationships with shareholders are built on trust. We continue to take good care of their investments in us. We provide them consistently superior returns, and have a long tradition of sharing excess capital with them after supporting prudent growth in our businesses.

Our relationships with the communities we serve is a continuing source of great pride. Comerica is a leader in helping meet the credit and deposit needs of the communities where we operate. We foster close relationships with residents, groups and organizations, such as with our diversity initiatives.

Comerica's commitment and compassion were evident in 2001. Employee pledges for the annual United Way and Black United Fund campaign totaled more than $2 million. And our employees, together with our customers in the communities where we operate, helped raise nearly $3 million for the American Red Cross Disaster Relief Fund, demonstrating our proud tradition of helping when help is needed most.

Always evolving... Upholding proud traditions.

That's Comerica.







COMERICA INCORPORATED BOARD OF DIRECTORS



RALPH W. BABB JR.
President and
Chief Executive Officer
Comerica Incorporated and
Comerica Bank
(Appointed to board September 25, 2001)
(e, f, g)



LILLIAN BAUDER, PH.D.
Vice President
Corporate Affairs
Masco Corporation
(a, c)



JOSEPH J. BUTTIGIEG III
Vice Chairman
Comerica Incorporated and
Comerica Bank
(Appointed to board January 22, 2002)
(g)



JAMES F. CORDES
Retired Executive Vice President
The Coastal Corporation
(g)



PETER D. CUMMINGS
Chairman
Peter D. Cummings & Associates
(f)



J. PHILIP DiNAPOLI
President
J.P. DiNapoli Companies, Inc.
(a, c)



ANTHONY F. EARLEY JR.
Chairman and
Chief Executive Officer
DTE Energy Company
(g)



MAX M. FISHER
Investor
(b)



ROGER FRIDHOLM
President
St. Clair Group
(e)



TODD W. HERRICK
President and
Chief Executive Officer
Tecumseh Products Company
(g)



DAVID BAKER LEWIS
Chairman
Lewis and Munday, P.C.
(f)



JOHN D. LEWIS
Vice Chairman
Comerica Incorporated and
Comerica Bank



WAYNE B. LYON
Chairman
Lifestyle Furnishings International, Inc.
(b)



EUGENE A. MILLER
Chairman
Comerica Incorporated and
Comerica Bank
(d, e, f, g)



ALFRED A. PIERGALLINI
Investor
(b)



JOHN W. PORTER, PH.D.
Chief Executive Officer
Urban Education Alliance, Inc.
(e)



HOWARD F. SIMS
Chairman
SDG Associates, P.L.L.C.
Sims Design Group, Inc.
(c)



ROBERT S. TAUBMAN
President and
Chief Executive Officer
The Taubman Company, Inc.
(g)



WILLIAM P. VITITOE
Consultant
Retired Chairman and
Chief Executive Officer
Washington Energy Company
(a)



MARTIN D. WALKER
Principal
MORWAL Investments
(a, b)



PATRICIA M. WALLINGTON
President
CIO Associates
(f)



GAIL L. WARDEN
President and
Chief Executive Officer
Henry Ford Health System
(e)



KENNETH L. WAY
Chairman
Lear Corporation
(b)

BOARD COMMITTEES
(a) Audit & Legal
(b) Compensation
(c) Directors
(d) Executive
(e) Public Responsibility
(f) Trust & Investment
(g) Risk Asset

COMERICA BANK-CALIFORNIA DIRECTORS

THEODORE J. BIAGINI
Counsel
Biagini Properties

JACK C. CARSTEN
Managing Director
Horizon Ventures

LEO E. CHAVEZ, PH.D.
Chancellor
Foothill-DeAnza Community College District

JACK W. CONNER
Former Chairman
Comerica Bank-California

NORMAN P. CREIGHTON
Vice Chairman
Comerica Bank-California

J. PHILIP DiNAPOLI
President
J.P. DiNapoli Companies, Inc.

N. JOHN DOUGLAS
Chairman and
Chief Executive Officer
Information Network Radio

J. MICHAEL FULTON
President and
Chief Executive Officer
Comerica Bank-California

GEORGE L. GRAZIADIO JR.
Chairman
Comerica Bank-California

WALTER T. KACZMAREK
Executive Vice President
Comerica Bank-California

ELINOR WEISS MANSFIELD
Attorney

CHARLES T. OWEN
President and Publisher
San Diego Business Journal

EDWARD P. ROSKI JR.
President
Majestic Realty Company

DAVID C. WHITE
Executive Vice President
Comerica Bank-California

LEWIS N. WOLFF
Chairman and
Chief Executive Officer
Wolff DiNapoli

COMERICA BANK-TEXAS DIRECTORS

JAMES F. CORDES
Retired Executive
Vice President
The Coastal Corporation

THOMAS M. DUNNING
Chairman and
Chief Executive Officer
Lockton Dunning Benefit Company

RUBEN E. ESQUIVEL
Vice President
Community and
Corporate Relations
University of Texas
Southwestern Medical Center

CHARLES L. GUMMER
President and
Chief Executive Officer
Comerica Bank-Texas

REV. ZAN HOLMES JR.
Senior Pastor
St. Luke Community United Methodist Church

JAKE KAMIN
Chairman
South Texas Advisory Board
Comerica Bank-Texas

W. THOMAS MCQUAID
Chairman and
Chief Executive Officer
Performance Properties Corporation

RAYMOND D. NASHER
Chairman
Comerica Bank-Texas
Chairman
The Nasher Company

CALVIN E. PERSON
Owner
Calvin E. Person and Associates

BOONE POWELL JR.
Retired Chairman
Baylor Health Care System

MANAGEMENT COUNCIL

EUGENE A. MILLER
Chairman

RALPH W. BABB JR.
President and
Chief Executive Officer

JOSEPH J. BUTTIGIEG III
Vice Chairman
Business Bank

JOHN D. LEWIS
Vice Chairman
Individual and
Investment Banks

JOHN R. BERAN
Executive Vice President
and Chief Information Officer
Service Company

RICHARD A. COLLISTER
Executive Vice President
Corporate Staff

GEORGE C. ESHELMAN
Executive Vice President
Investment Bank

J. MICHAEL FULTON
President and
Chief Executive Officer
Comerica Bank-California

DALE E. GREENE
Executive Vice President
Corporate Banking

CHARLES L. GUMMER
President and
Chief Executive Officer
Comerica Bank-Texas

JOHN R. HAGGERTY
Executive Vice President
Small Business Banking and
Personal Financial Services

THOMAS R. JOHNSON
Executive Vice President
Credit Policy

GEORGE W. MADISON
Executive Vice President,
Corporate Secretary and
General Counsel

RONALD P. MARCINELLI
Executive Vice President
National Business Finance

DAVID B. STEPHENS
Executive Vice President
Private Banking

JAMES R. TIETJEN
Senior Vice President
Human Resources

COMMERCIAL BANKS

COMERICA BANK

Comerica Tower at Detroit Center,
500 Woodward Avenue, MC 3391
Detroit, Michigan 48226

(313) 222-4000
(248) 371-5000

Ralph W. Babb Jr.
President and
Chief Executive Officer

Full-service bank headquartered in Detroit with offices in metropolitan Detroit and Ann Arbor, Battle Creek, Grand Rapids, Jackson, Kalamazoo, Lansing, Midland and Muskegon.

Florida region specializes in private banking services, with offices in Boca Raton, Fort Lauderdale, Palm Beach Gardens, Naples, Sarasota and Tampa. National businesses of Comerica operating in Florida include Comerica Business Credit, National Dealer Services, Commercial Real Estate, Comerica Securities, International Trade Services and SBA Lending.

Canadian region, with an office in Toronto (Suite 2210 South Tower, Royal Bank Plaza, 200 Bay Street, P.O. Box 61, Toronto Ontario M5J2J2.) (416) 367-3113, specializes in providing a wide range of corporate banking, treasury, cash management and trade services in Canada.

COMERICA BANK-CALIFORNIA

333 W. Santa Clara Street
MC 4805
San Jose, California 95113

(408) 556-5000

J. Michael Fulton
President and
Chief Executive Officer

Full-service bank headquartered in San Jose with offices in Sacramento, Fresno, the greater San Francisco Bay/San Jose area, Santa Cruz Coastal, greater Los Angeles/Orange County, and San Diego. Additional regional banking offices in Phoenix, Denver, and Kirkland, Wash. SBA lending offices are located around the country, and Technology and Life Sciences Division offices serve technology centers nationwide.

COMERICA BANK-TEXAS

1601 Elm Street, MC 6507
Dallas, Texas 75201

(214) 589-1400

Charles L. Gummer
President and
Chief Executive Officer

Full-service bank headquartered in Dallas with offices in the Dallas/Fort Worth Metroplex, Austin and the greater Houston area.

COMERICA BANK MEXICO, S.A.

Edificio Forum
Andres Bello No. 10
Piso 17
Col. Chapultepec Polanco
Mexico, D.F. 11560

(011) 525-279-3700

Claude H. Miller
Managing Director

Headquartered in Mexico City, with additional offices in Monterrey, Querétaro and Guadalajara. Comerica Bank Mexico, S.A. provides a wide range of corporate banking and trade finance services to middle market and large corporate companies.

OTHER UNITS

COMERICA SECURITIES, INC

A full service broker-dealer that offers stocks, bonds, mutual funds and annuities to individual investors, along with investment banking services.

COMERICA INSURANCE SERVICES, INC.

Offers life, disability, long-term care, group benefits, and property and casualty insurance to businesses and individuals.

PROFESSIONAL LIFE UNDERWRITERS SERVICES, INC. (PLUS)

Provides life insurance, annuities and disability insurance products to independent insurance agents.

MUNDER CAPITAL MANAGEMENT

Provides investment advisory services to institutions, municipalities, unions, charitable organizations and individuals across North America. Also serves as investment manager for The Munder Funds. Framlington Holdings Limited, a London-based international investment advisor, is a subsidiary of Munder.

WILSON, KEMP & ASSOCIATES, INC.

Provides account management services to private investors, corporations, municipalities and charitable institutions throughout the United States.

W.Y. CAMPBELL & COMPANY

Provides investment banking and corporate finance services to *Fortune 500* companies and middle-market firms.

COMERICA WEST INCORPORATED

U.S. Banking-West Group originates mid-sized loans to business customers with specific emphasis on the Western United States.

COMERICA LEASING CORPORATION

Provides equipment leasing and financing services for businesses throughout the United States.

(Select businesses also having locations outside of Comerica's primary markets)

COMERICA BUSINESS CREDIT

Atlanta
Chicago
Cincinnati
Cleveland
Darien, Conn.
Dayton, Ohio
Denver
Indianapolis

INSTITUTIONAL TRUST

Chicago
Red Bank, N.J.

INTERNATIONAL FINANCE

Chicago
Hong Kong
Sao Paulo, Brazil

NATIONAL DEALER SERVICES

Chicago
Denver

PRIVATE BANKING CENTERS

Chicago
Cleveland
Denver
Memphis
Minneapolis
New York City
Phoenix

SBA LENDING

Bellevue, Wash.
Charlotte, N.C.
Chicago
Cleveland
Denver
New Orleans
Olympia, Wash.
Phoenix
Raleigh-Durham, N.C.

TECHNOLOGY & LIFE SCIENCES

Atlanta
Boston
Denver
Kirkland, Wash.
New York City
Philadelphia
Phoenix
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Raleigh-Durham, N.C.
Reston, Va.

U.S. BANKING

Chicago
Las Vegas





FINANCIAL REVIEW AND REPORTS

TABLE 1: SELECTED FINANCIAL DATA

(dollar amounts in millions, except per share data)

Year Ended December 31	2001	2000	1999	1998	1997
EARNINGS SUMMARY					
Total interest income	**$ 3,393**	$ 3,716	$ 3,097	$ 3,004	$ 2,959
Net interest income	**2,102**	2,004	1,817	1,720	1,645
Provision for credit losses	**236**	255	146	146	169
Securities gains	**20**	16	9	7	6
Noninterest income (excluding securities gains)	**784**	941	858	660	603
Noninterest expenses	**1,559**	1,484	1,359	1,237	1,177
Net income	**710**	791	759	651	586
— excluding 2001 merger-related and restructuring charges	**842**				
PER SHARE OF COMMON STOCK					
Basic net income	**$ 3.93**	$ 4.38	$ 4.20	$ 3.58	$ 3.17
Diluted net income	**3.88**	4.31	4.13	3.51	3.11
— excluding 2001 merger-related and restructuring charges	**4.61**				
Cash dividends declared	**1.76**	1.60	1.44	1.28	1.15
Common shareholders' equity	**27.17**	23.98	20.87	17.99	16.10
Market value	**57.30**	59.38	46.69	68.19	60.17
YEAR-END BALANCES					
Total assets	**$50,732**	$ 49,534	$ 45,510	$ 42,785	$ 41,018
Total earning assets	**46,566**	45,791	42,426	39,090	37,370
Total loans	**41,196**	40,170	36,305	34,053	31,681
Total deposits	**37,570**	33,854	29,196	29,883	26,761
Total borrowings	**7,489**	10,353	11,682	8,999	10,612
Medium- and long-term debt	**5,503**	8,259	8,757	5,358	7,363
Common shareholders' equity	**4,807**	4,250	3,698	3,178	2,864
DAILY AVERAGE BALANCES					
Total assets	**$49,688**	$ 46,877	$ 42,662	$ 39,969	$ 38,521
Total earning assets	**45,722**	43,364	39,247	36,599	35,275
Total loans	**41,371**	38,698	35,490	31,916	29,609
Total deposits	**35,312**	30,340	27,478	26,604	25,082
Total borrowings	**8,782**	11,621	11,003	9,626	9,929
Medium- and long-term debt	**6,198**	8,298	7,441	6,109	6,034
Common shareholders' equity	**4,605**	3,963	3,409	2,995	2,723
RATIOS					
Return on average assets	**1.43%**	1.69%	1.78%	1.63%	1.52%
— excluding 2001 merger-related and restructuring charges	**1.69**				
Return on average common shareholders' equity	**15.16**	19.52	21.78	21.16	20.88
— excluding 2001 merger-related and restructuring charges	**18.03**				
Efficiency ratio	**53.95**	50.35	50.70	51.84	52.15
— excluding 2001 merger-related and restructuring charges	**48.70**				
Dividend payout ratio	**45**	37	35	36	37
— excluding 2001 merger-related and restructuring charges	**38**				
Average common shareholders' equity as a percentage of average assets	**9.27**	8.45	7.99	7.49	7.07

2001 FINANCIAL HIGHLIGHTS

CENTERED ON PERFORMANCE

- Earned 15.16 percent on average common shareholders' equity (18.03 percent excluding merger-related and restructuring charges), compared to 19.52 percent in 2000.
- Returned 1.43 percent on average assets (1.69 percent excluding merger-related and restructuring charges), compared to 1.69 percent in 2000.
- Generated an efficiency ratio of 53.95 percent (48.70 percent excluding merger-related and restructuring charges), compared to 50.35 percent in 2000, evidence of Comerica's ongoing cost discipline.

REPORTED EARNINGS

- Reported net income of $710 million, or $3.88 per common share, compared to $791 million, or $4.31 per common share for 2000.
- Excluding merger-related and restructuring charges, net income increased $51 million to $842 million, or $4.61 per common share, an increase of seven percent per common share compared to 2000.

SUSTAINED GROWTH

- Generated a seven percent increase in average business loans.
- Averaged $50 billion in total assets, a six percent increase from 2000.
- Increased average shareholders' equity to $4.8 billion.

ENHANCED SHAREHOLDERS' RETURN

- Raised the quarterly cash dividend 10 percent to $0.44 per share, an annual rate of $1.76 per share.
- Strengthened core capital, as evidenced by Tier 1 common capital ratio increasing from 6.80 percent to 7.30 percent, after repurchasing 2.2 million shares in 2001.

IMPLEMENTED KEY STRATEGIES

- Completed the acquisition of Imperial Bancorp, a $7.4 billion banking company acquired in 2001, creating one of the largest banking companies in California, with assets of $14.8 billion.
- Integrated the operations and converted all systems of Imperial Bancorp into Comerica within nine months of closing.

RETURN ON AVERAGE ASSETS

(IN PERCENTAGES)



01
1.43% 1.69%
00
1.69%
99
1.78%
98
1.63%
97
1.52%

□ Excluding 2001 merger-related and restructuring charges

EARNINGS PERFORMANCE

NET INTEREST INCOME

Net interest income is the difference between interest earned on assets, including certain yield-related fees, and interest paid on liabilities. Adjustments are made to the yields on tax-exempt assets in order to present tax-exempt income and fully taxable income on a comparable basis. Gains and losses related to the effective portion of risk management interest rate swaps that qualify as hedges are included with the interest income or expense of the hedged asset when classified in earnings. Net interest income on a fully taxable equivalent basis (FTE) comprised 72 percent when classified in earnings of net revenues in 2001, compared to 68 percent in 2000 and 1999.

NET INTEREST INCOME



01
$2,106
4.61%
00
$2,008
4.63%
99
$1,822
4.64%
98
$1,727
4.72%
97
$1,654
4.68%

■ Net Interest Income (FTE)
□ Net Interest Margin (FTE)

TABLE 2: ANALYSIS OF NET INTEREST INCOME — FULLY TAXABLE EQUIVALENT

(dollar amounts in millions)

	2001			2000			1999		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Commercial loans	$26,401	$1,807	6.85%	$25,313	$2,244	8.87%	$23,069	$1,778	7.71%
International loans	2,800	207	7.38	2,552	235	9.21	2,627	206	7.86
Real estate construction loans	3,090	246	7.95	2,554	257	10.09	1,729	159	9.21
Commercial mortgage loans	5,695	435	7.65	5,142	453	8.80	4,583	379	8.27
Residential mortgage loans	795	60	7.59	833	64	7.64	930	70	7.47
Consumer loans	1,479	124	8.39	1,434	131	9.09	1,853	184	9.95
Lease financing	1,111	69	6.25	870	54	6.24	699	49	6.91
Business loan swap income (expense)	—	175	—	—	(57)	—	—	36	—
Total loans (1)	41,371	3,123	7.55	38,698	3,381	8.74	35,490	2,861	8.06
Investment securities (2)	3,909	247	6.37	3,688	261	6.99	3,107	201	6.42
Short-term investments	442	27	6.02	978	78	7.97	650	40	6.06
Total earning assets	45,722	3,397	7.44	43,364	3,720	8.57	39,247	3,102	7.90
Cash and due from banks	1,835			1,842			1,896		
Allowance for credit losses	(654)			(595)			(531)		
Accrued income and other assets	2,785			2,266			2,050		
Total assets	$49,688			$46,877			$42,662		
Money market and NOW deposits	$ 9,902	249	2.51	$ 9,188	295	3.21	$ 8,815	241	2.73
Savings deposits	1,380	19	1.36	1,403	23	1.65	1,541	25	1.59
Certificates of deposit (3)	13,149	583	4.44	9,867	570	5.78	7,773	379	4.88
Foreign office time deposits (4)	628	37	5.97	814	63	7.75	688	48	7.05
Total interest-bearing deposits	25,059	888	3.54	21,272	951	4.47	18,817	693	3.68
Short-term borrowings	2,584	105	4.08	3,323	215	6.48	3,562	183	5.14
Medium- and long-term debt (3)	6,198	298	4.80	8,298	546	6.57	7,441	404	5.44
Total interest-bearing sources	33,841	1,291	3.82	32,893	1,712	5.20	29,820	1,280	4.29
Noninterest-bearing deposits	10,253			9,068			8,661		
Accrued expenses and other liabilities	823			703			522		
Preferred stock	166			250			250		
Common shareholders' equity	4,605			3,963			3,409		
Total liabilities and shareholders' equity	$49,688			$46,877			$42,662		
Net interest income/rate spread (FTE)		$2,106	3.62		$2,008	3.37		$1,822	3.61
FTE adjustment (5)		$ 4			$ 4			$ 5	
Impact of net noninterest-bearing sources of funds			0.99			1.26			1.03
Net interest margin (as a percentage of average earning assets)(FTE)			4.61%			4.63%			4.64%

(1) Nonaccrual loans are included in average balances reported and are used to calculate rates.
(2) Average rate based on average historical cost.
(3) Certificates of deposit and medium- and long-term debt averages have been adjusted to reflect the gain or loss attributable to the risk hedged by risk management swaps that qualify as a fair value hedge.
(4) Includes substantially all deposits by foreign depositors; deposits are primarily in excess of $100,000.
(5) The FTE adjustment is computed using a federal income tax rate of 35%.

TABLE 3: RATE-VOLUME ANALYSIS — FULLY TAXABLE EQUIVALENT

(in millions)

	2001 / 2000			2000 / 1999		
	Increase (Decrease) Due to Rate	Increase (Decrease) Due to Volume*	Net Increase (Decrease)	Increase (Decrease) Due to Rate	Increase (Decrease) Due to Volume*	Net Increase (Decrease)
Interest income (FTE):						
Loans:						
Commercial loans	$(511)	$ 74	$(437)	$267	$199	$466
International loans	(47)	19	(28)	36	(7)	29
Real estate construction loans	(54)	43	(11)	15	83	98
Commercial mortgage loans	(60)	42	(18)	25	49	74
Residential mortgage loans	(1)	(3)	(4)	2	(8)	(6)
Consumer loans	(10)	3	(7)	(15)	(38)	(53)
Lease financing	—	15	15	(5)	10	5
Business loan swap income (expense)	232	—	232	(93)	—	(93)
Total loans	(451)	193	(258)	232	288	520
Investment securities	(27)	13	(14)	19	41	60
Short-term investments	(19)	(32)	(51)	8	30	38
Total interest income (FTE)	(497)	174	(323)	259	359	618
Interest expense:						
Money market and NOW deposits	(64)	18	(46)	42	12	54
Savings deposits	(4)	—	(4)	1	(3)	(2)
Certificates of deposit	(132)	145	13	70	121	191
Foreign office time deposits	(15)	(11)	(26)	5	10	15
Total interest-bearing deposits	(215)	152	(63)	118	140	258
Short -term borrowings	(80)	(30)	(110)	48	(16)	32
Medium- and long-term debt	(147)	(101)	(248)	85	57	142
Total interest expense	(442)	21	(421)	251	181	432
Net interest income (FTE)	$ (55)	$153	$ 98	$ 8	$178	$186

*Rate/volume variances are allocated to variances due to volume.



Net interest income (FTE) increased five percent to $2,106 million in 2001. Contributing to this increase was a five percent increase in average earning assets and a 13 percent increase in average interest-free sources of funds. Comerica (the "Corporation") continued to generate growth in business loans in 2001. Business loans averaged $39.1 billion in 2001, an increase of seven percent from 2000. The increase in interest-free sources of funds was primarily due to a $1.2 billion increase in average noninterest-bearing deposits and a $558 million increase in average shareholders' equity.

Net interest income (FTE) expressed as a percentage of average earning assets is referred to as the net interest margin. For 2001, the net interest margin was 4.61 percent, remaining relatively stable when compared to 4.63 percent in 2000, despite the rapidly changing interest rate environment in 2000 and 2001. The net interest margin was negatively impacted by slower growth in lower cost core deposit balances than that of earning assets, resulting in a greater reliance on higher cost certificates of deposits in the mix of interest-bearing liabilities. Core deposits are defined as total deposits excluding brokered and institutional certificates of deposit and foreign office time deposits. Also contributing to the decline was a decrease in the benefit to the net interest margin provided by interest-free sources of funds. This rate-related decrease was partially offset by the increase in the average balances of interest-free sources of funds mentioned in the paragraph above.

Comerica implements various asset and liability management tactics to minimize exposure to net interest income risk. This risk represents the potential reduction in net interest income that may result from a fluctuating economic environment including changes to interest rates and portfolio growth rates. Such actions include the management of earning assets, funding and capital. In addition, interest rate swap contracts are employed, effectively fixing the yields on certain variable rate loans and altering the interest rate characteristics of deposits and debt issued throughout the year. Refer to the "Interest Rate Risk" section on page 37 of this financial review for additional information regarding the Corporation's asset and liability management policies.

In 2000, net interest income (FTE) increased 10 percent to $2,008 million. Contributing to the increase over 1999 was a 10 percent increase in average earning assets and an increase in interest-free sources of funds. The Corporation generated strong growth in business loans in 2000. Business loans averaged $36.4 billion in 2000, a significant increase of 11 percent from 1999. The increase in interest-free sources of funds was primarily due to a $554 million increase in average shareholders' equity and a $407 million increase in average noninterest-bearing deposits. The net interest margin decreased one basis point to 4.63 percent from 4.64 percent in 1999. The net interest margin in 2000 was negatively impacted by slower growth in lower cost core deposit balances than that of earning assets, resulting in a greater reliance on higher cost certificates of deposits and medium- and long-term debt in the mix of interest-bearing liabilities. This was primarily offset by an increase in the benefit to the net interest margin provided by interest-free sources of funds.

PROVISION AND ALLOWANCE FOR CREDIT LOSSES

The provision for credit losses reflects management's evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses represents management's assessment of probable losses inherent in the Corporation's loan portfolio, including all binding commitments to lend. The allowance provides for probable losses that have been identified with specific customer relationships and for probable losses believed to be inherent in the loan portfolio, but that have not been specifically identified. The Corporation allocates the allowance for credit losses to each loan category based on a defined methodology which has been in use, without material change, for several years. Internal risk ratings are assigned to each business loan at the time of approval and are subject to subsequent periodic reviews by the senior management of the Credit Policy Group. The Corporation defines business loans as those belonging to the commercial, international, real estate construction, commercial mortgage and lease financing categories. The Corporation performs a detailed credit quality review quarterly on large business loans which have deteriorated below certain levels of credit risk and allocates a specific portion of the allowance to such loans based upon this review. The portion of the allowance allocated to the remaining business loans is determined by applying projected loss ratios to each risk rating based on numerous factors identified below. The portion of the allowance allocated to consumer loans is determined by applying projected loss ratios to various segments of the loan portfolio. Projected loss ratios incorporate factors such as recent charge-off experience, current economic conditions and trends, and trends with respect to past due and nonaccrual amounts. The allocated allowance was $546 million at December 31, 2001, an increase of $103 million from year-end 2000. Allocations to business loans, as shown in Table 7 on page 33, increased due to an increase in the specific portion of the allowance required as a result of the quarterly credit quality review of certain large business loans with deteriorated credit risk at December 31, 2001.

Actual loss ratios experienced in the future could vary from those projected. The uncertainty occurs because other factors affecting the determination of probable losses inherent in the loan portfolio may exist which are not necessarily captured by the application of historical loss ratios. An unallocated allowance is maintained to capture these probable losses. The unallocated portion of the allowance reflects management's view that the allowance should recognize the imprecision underlying the process of estimating expected credit losses. Determination of the probable losses inherent in the portfolio, which are not necessarily captured by the allocation methodology discussed above, involves the exercise of judgment. Factors which were considered in the evaluation of the adequacy of the Corporation's unallocated allowance include portfolio exposures to the healthcare, high technology and energy industries, as well as Latin American transfer risks and the risk associated with new customer relationships. The unallocated

NET LOANS CHARGED OFF TO AVERAGE LOANS

(IN PERCENTAGES)



01
0.46%
00
0.50%
99
0.31%
98
0.34%
97
0.33%

TABLE 4: ANALYSIS OF THE ALLOWANCE FOR CREDIT LOSSES

(dollar amounts in millions)

Year Ended December 31	2001	2000	1999	1998	1997
Balance at beginning of period	**$608**	$548	$515	$475	$403
Transfer to loans held for sale	**—**	—	(4)	—	—
Loans charged off:					
Domestic					
Commercial	**200**	200	101	70	42
Real estate construction	**2**	—	—	2	2
Commercial mortgage	**3**	1	2	1	4
Consumer	**5**	11	31	65	92
Lease financing	**7**	1	—	4	—
International	**15**	11	10	7	1
Total loans charged off	**232**	224	144	149	141
Recoveries:					
Domestic					
Commercial	**35**	21	21	21	20
Real estate construction	**—**	—	—	—	2
Commercial mortgage	**1**	1	3	9	10
Residential mortgage	**1**	—	—	—	—
Consumer	**5**	7	10	13	12
Lease financing	**1**	—	1	—	—
Total recoveries	**43**	29	35	43	44
Net loans charged off	**189**	195	109	106	97
Provision for credit losses	**236**	255	146	146	169
Balance at end of period	**$655**	$608	$548	$515	$475
Ratio of allowance for credit losses to total loans at end of period	**1.59%**	1.51%	1.51%	1.51%	1.50%
Ratio of net loans charged off during the period to average loans outstanding during the period	**0.46%**	0.50%	0.31%	0.34%	0.33%

allowance was $109 million at December 31, 2001, a decrease of $56 million from 2000. The unallocated allowance declined as some of the uncertainties in the portfolios noted above became clearer and resulted in allocations to specific credits.

Management also considers industry norms and the expectations from rating agencies and banking regulators in determining the adequacy of the allowance. The total allowance, including the unallocated amount, is available to absorb losses from any segment within the portfolio. Unanticipated economic events could cause changes in the credit characteristics of the portfolio and result in an unanticipated increase in the allocated allowance. Inclusion of other portfolio exposures in the unallocated allowance, as well as significant increases in the current portfolio exposures could increase the amount of the unallocated allowance. Either of these events, or some combination, may result in the need for additional provision for credit losses in order to maintain an allowance that complies with credit risk and accounting policies.

The provision for credit losses was $236 million in 2001, compared to $255 million and $146 million in 2000 and 1999, respectively. Included in the provision for credit losses in 2001 is a $25 million merger-related charge to conform the credit policies of Imperial with Comerica. Net charge-offs in 2001 were $189 million, or 0.46 percent of average total loans, compared to $195 million, or 0.50 percent, in 2000 and $109 million, or 0.31 percent, in 1999. Comparisons were affected by additional charge-offs taken in 2000 to align charge-off policies of Imperial with the Corporation. An analysis of the changes in the allowance for credit losses, including charge-offs and recoveries by loan category, is presented in Table 4. Charge-offs on business loans increased in part as a result of the slowing economy and its impact on the manufacturing sector. Consumer charge-offs declined as a result of the sale of $457 million of loans in the first quarter of 2000.

At December 31, 2001, the allowance for credit losses was $655 million, an increase of $47 million from year-end 2000. The allowance as a percentage of total loans was 1.59 percent at December 31, 2001 compared to 1.51 percent at December 31, 2000. As a percentage of nonperforming assets, the allowance was 105 percent at December 31, 2001, compared to 179 percent at year-end 2000. The allowance was 3.5 times and 3.1 times annual net charge-offs at December 31, 2001 and 2000, respectively.

NONINTEREST INCOME

(in millions)

Year Ended December 31	2001	2000	1999
Service charges on deposit accounts	**$211**	$189	$177
Fiduciary income	**180**	181	183
Commercial lending fees	**67**	61	55
Letter of credit fees	**58**	52	46
Brokerage fees	**44**	44	36
Investment advisory revenue, net	**12**	119	61
Equity in earnings of unconsolidated subsidiaries	**14**	21	15
Other noninterest income	**203**	201	176
Subtotal	**789**	868	749
Warrant income	**5**	30	33
Securities gains	**20**	16	9
Net gain on sales of businesses	**31**	50	76
Significant unusual items	**(41)**	(7)	—
Total noninterest income	**$804**	$957	$867

Noninterest income decreased $153 million, or 16 percent, to $804 million in 2001, compared to $957 million in 2000 and $867 million in 1999. Comparisons to 1999 for certain noninterest income and expense line items were impacted by the sale of $457 million of consumer loans in the first quarter 2000. Excluding the effects of gains and losses on securities, warrant income, divestitures and the net gains on the sales of businesses, deferred distribution cost impairment charges and other unusual items mentioned below, noninterest income decreased four percent in 2001.

Service charges on deposit accounts increased $22 million, or 12 percent, in 2001 compared to an increase of $12 million, or seven percent, in 2000. This increase was attributable to continued strong growth in the sale of new and existing cash management services to business customers and the positive impact of lower earnings credit allowances provided to business customers in 2001. The increase in 2000 was net of the negative impact of higher earnings credit allowances provided to business customers.

Fiduciary income was relatively flat from 1999 to 2001. Personal and institutional trust fees are the two major components of this category. Comparisons to 1999 for fiduciary income were impacted by the sale of Imperial's trust business in the second quarter of 1999. Fiduciary income is based on services provided and assets managed. Fluctuations in the market values of the underlying assets, particularly equity securities, impact fiduciary income.

NONINTEREST INCOME
(IN MILLIONS)



01
$804
00
$957
99
$867
98
$667
97
$609

Commercial lending fees increased $6 million, or 10 percent, in 2001 compared to an increase of $6 million, or 11 percent, in 2000. Continued commercial loan growth contributed to increases in loan commitment fees and loan syndication and participation agent fees, the two major components of this category.

Letter of credit fees increased $6 million, or 11 percent, in 2001 compared to an increase of $6 million, or 13 percent, in 2000. These increases were primarily related to growth in middle-market commercial lending relationships and strong demand for international trade services from new and existing customers.

Brokerage fees remained flat at $44 million in 2001, compared to an increase of $8 million, or 23 percent in 2000. Brokerage fees include commissions from retail broker transactions and mutual fund sales.

Investment advisory income, which includes revenue generated by the Corporation's Munder Capital Management subsidiary ("Munder"), decreased $107 million, or 90 percent, in 2001, compared to an increase of $58 million, or 94 percent, in 2000. The 2001 decline reflects deferred distribution cost impairment charges totaling $40 million discussed more fully below and a $74 million decrease in investment advisory revenue, as the market values of technology-related stocks continued declining from record highs during the first quarter of 2000. The 2000 increase, excluding the $7 million deferred distribution cost impairment charge discussed below, was primarily due to higher investment advisory fees, which increased $65 million, or 105 percent, over 1999. Stock market performance, including the significant decline in the technology sector, resulted in a continued decrease in assets under management at Munder to $35 billion at December 31, 2001, from $40 billion at December 31, 2000, and $49 billion at year-end 1999.

The Corporation recorded deferred distribution cost impairment charges of $40 million in 2001 and $7 million in 2000. These charges resulted from a reassessment of the recoverability of unamortized commission costs paid to brokers for selling certain mutual fund shares, principally shares in the Corporation's Munder subsidiary's NetNet, International NetNet and Future Technology funds. Net asset values in these technology funds suffered significantly as market conditions weakened, declining 26 percent in the first quarter 2001 and over 45 percent during the third quarter 2001; the quarters in 2001 when impairment was recorded. These declines prompted a revaluation of expected future cash flows from the funds, which are based on a percentage of assets under management and early redemption fees over a prescribed number of years. Net remaining deferred distribution costs at December 31, 2001 were $33 million. The changes in deferred distribution costs are reflected in the table below. Given net asset values at December 31, 2001, it would take a decline in total assets under

DEFERRED DISTRIBUTION COSTS

(in millions)

Year Ended December 31	2001	2000	1999
Balances at beginning of period	**$ 86**	$ 21	$ —*
Commissions paid to brokers	**11**	118	21
Redemption fees received	**(10)**	(12)	—
Amortization of costs	**(14)**	(34)	—
Impairment charge	**(40)**	(7)	—
Balances at end of period	**$ 33**	$ 86	$ 21

* Deferred distribution costs prior to December 1999 were sold to a third party.

management at Munder of approximately 30 percent to trigger further impairment, which at that level would be approximately $4 million. Each additional five percent decline results in a further impairment of $2 million.

Equity in earnings of unconsolidated subsidiaries decreased $57 million in 2001, after remaining relatively flat in 2000. Excluding the impact of divestitures and significant unusual items from 2001 and 2000, equity in earnings of unconsolidated subsidiaries decreased $7 million, or 32 percent. Significant unusual items in equity in earnings of unconsolidated subsidiaries in 2001 included a $57 million charge related to long-term incentive plans at a United Kingdom subsidiary, Framlington (a London, England based investment manager), of which Munder is a minority owner. In May 2000, the announcement that the majority owner of Framlington was being acquired triggered a change-in-control provision, which fully vested all options and restricted shares held by employees of Framlington. In March 2001, all outstanding options held by employees were exercised and their shares mandatorily purchased by Framlington, requiring U.S. accounting recognition of the expense. In 2000, significant unusual items in equity in earnings of unconsolidated subsidiaries included a $7 million write-down of low-income housing investments which are being accounted for under the equity method.

Other noninterest income increased $18 million, or nine percent, in 2001 compared to an increase of $25 million, or 14 percent, in 2000. Significant unusual items in other noninterest income in 2001 included $11 million in net gains resulting from the purchase and subsequent sale, all within the first quarter, of interest rate derivative contracts which failed to meet the Corporation's risk-reduction criteria and a $5 million gain from the demutualization of an insurance carrier. In 2000, significant unusual items in other noninterest income included a $6 million gain from the demutualization of an insurance carrier, offset by a $6 million write-down of low-income housing investments which are being accounted for under the cost method. Comparisons of other noninterest income with prior years were impacted by the divestiture of Imperial's merchant bankcard business in the second quarter of 2001. The gain that resulted from the sale of Imperial's merchant bankcard business was included in merger-related and restructuring charges as the sale was required by an existing Comerica alliance agreement. Excluding the significant unusual items from 2001 and 2000 noted above, and the impact of divestitures, which resulted in a year over year decrease in other noninterest income of $14 million, noninterest income increased nine percent in 2001. The adoption of Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001, resulted in a transition adjustment that was insignificant. Hedge ineffectiveness on cash flow hedges of variable rate loans was not material. Refer to Note 1 and 20 of the financial statements for a further discussion of hedge ineffectiveness.

Warrant income was $5 million in 2001, $30 million in 2000, and $33 million in 1999. At December 31, 2001 the Corporation owned over 900 warrant positions compared to over 800 warrant positions at December 31, 2000. Unrealized gains for both periods were insignificant. The decrease in warrant income resulted from a reduction in the number of warrants that became marketable in 2001 as a result of a decrease in public offerings.

The Corporation recognized a net gain related to its investment securities portfolio of $20 million, $16 million, and $9 million in 2001, 2000 and 1999, respectively.

In 2001, net gain on the sales of businesses included a $21 million gain on the sale of Comerica's ownership in an automated teller machine (ATM) network provider and an $8 million gain from the sale of substantially all of the assets of a deposit-servicing subsidiary. In 2000, the sale of consumer loans resulted in a gain of $48 million. The net gain on sales of businesses in 1999 is principally comprised of a gain of $44 million from an initial public offering of the Corporation's majority-owned subsidiary, Official Payments Corporation ("OPAY") (Nasdaq: OPAY), a gain of $21 million on the sale of ownership in an ATM network provider and a $9 million gain on the sale of certain trust businesses.

NONINTEREST EXPENSES

(in millions)

Year Ended December 31	2001	2000	1999
Salaries	**$ 707**	$ 748	$ 679
Employee benefits	**102**	103	99
Total salaries and employee benefits	**809**	851	778
Net occupancy expense	**115**	110	104
Equipment expense	**70**	76	73
Outside processing fee expense	**61**	59	60
Customer services	**41**	37	40
Other	**316**	327	299
Subtotal	**1,412**	1,460	1,354
Merger-related and restructuring charges	**152**	—	—
Other significant unusual items	**(5)**	24	5
Total noninterest expenses	**$1,559**	$1,484	$1,359

Noninterest expenses increased five percent to $1,559 million in 2001, compared to $1,484 million in 2000 and $1,359 million in 1999. Excluding the effect of divestitures and the significant unusual items discussed below, noninterest expenses decreased two percent in 2001.

Total salaries expense decreased $41 million, or five percent, in 2001 versus an increase of $69 million, or 10 percent, in 2000. The decrease in 2001 was primarily due to lower levels of business unit incentives, which are tied to revenue growth. The increase in 2000 was primarily due to higher levels of incentives, which are tied to revenue growth and investments in staff in growth businesses.

Employee benefits expense decreased $1 million, or one percent in 2001 compared to a benefit level increase of $4 million, or four percent, in 2000. The decrease in 2001 was primarily due to increased earnings on company owned life insurance, partially offset by an increase in employee healthcare costs. The increase between 2000 and 1999 was primarily attributable to higher payroll taxes offset by lower levels of pension expense due to favorable changes in defined benefit plan assumptions as well as a reduction in long-term disability expense.

Net occupancy and equipment expenses, on a combined basis, decreased $1 million, or less than one percent, to $185 million in 2001, compared to the increase of $9 million, or five percent, in 2000.

Outside processing fees increased to $61 million in 2001, from $59 million in 2000 and $60 million in 1999. The impact of the divestiture of Imperial's merchant bankcard business in the second quarter of 2001 and the integration of Imperial's systems partially offset growth in this expense in 2001.

Customer service fees increased 11 percent to $41 million in 2001, from $37 million in 2000 and $40 million in 1999. Customer service fees represent expenses paid on behalf of customers to attract and retain certain noninterest-bearing deposit balances. The increase in 2001 resulted from larger balances in these noninterest-bearing deposits.

NONINTEREST EXPENSES
(IN MILLIONS)


$1,407 $1,559
01
$1,484
00
$1,359
99
$1,237
98
$1,177
97
Excluding 2001 merger-related and restructuring charges

The Corporation recorded merger-related and restructuring charges of $152 million in 2001. The restructuring charges included $148 million related to the first quarter 2001 acquisition of Imperial and $4 million at the Corporation's OPAY subsidiary. The OPAY restructuring charge is shown net of the portion of the charge attributable to the minority shareholders in OPAY. In addition to the above, the Corporation recorded a $25 million merger-related charge in 2001 that is included in the provision for credit losses to conform the credit policies of Imperial with Comerica. The integration with Imperial was completed in fourth quarter of 2001 and all merger-related and restructuring charges have been expensed. The Corporation expects to realize annual noninterest expense savings totaling $60 million from the integration, the full effect of which will begin to be realized in the first quarter of 2002. The OPAY restructuring is expected to significantly reduce the company's operating expenses and use of cash by incorporating newly developed technology; reduce marketing, administrative and communications costs; and reduce workforce. The restructuring is expected to result in a decrease in OPAY's operating expenses of $9 million dollars annually, beginning in 2002. For additional information on both restructuring charges, including their components, see Note 17 to the financial statements on page 56.

Other noninterest expenses decreased $40 million, or 11 percent, in 2001 compared to a $47 million increase, or 16 percent in 2000. Significant unusual items in other noninterest expenses in 2001 included $5 million in minority interest income in 2001 due to recording Munder's minority interest holders' share of the Framlington long-term incentive plans charge discussed in noninterest income. Minority interest income represented the portion of losses on consolidated subsidiaries that was allocated to minority shareholders. Significant unusual items in other noninterest expenses in 2000 included $12 million of interest associated with a preliminary settlement of Federal tax years prior to 1993, a $6 million contribution to Comerica's charitable foundation and $6 million of marketing costs to launch a new closed-end fund. Excluding divestitures and significant unusual items described above, other noninterest expenses decreased two percent in 2001.

The Corporation's efficiency ratio is defined as total noninterest expenses divided by the sum of net interest revenue (FTE) and noninterest income, excluding securities gains. The ratio decreased to 48.70 percent (excluding merger-related and restructuring charges) in 2001, compared to 50.35 percent in 2000 and 50.70 percent in 1999.

INCOME TAXES

The provision for income taxes was $401 million in 2001, compared to $431 million in 2000 and $420 million in 1999. The effective tax rate, computed by dividing the provision for income taxes by income before taxes, was 36.1 percent in 2001 and 35.3 percent in 2000 and 35.6 percent in 1999. Excluding the merger-related and restructuring charges, which included an adjustment of Imperial's tax liabilities and was not fully deductible, the effective tax rate was 34.6 percent. The rate in 2001 was affected by a $7 million tax benefit related to the Imperial Bancorp acquisition that was immediately recognizable, but only after Imperial became part of Comerica.

STRATEGIC LINES OF BUSINESS

The Corporation's operations are strategically aligned into three major lines of business: the Business Bank, the Individual Bank and the Investment Bank. These lines of business were differentiated based upon the products and services provided. In addition to the three major lines of business, the Finance Division is also reported as a segment. The Other category included items not directly associated with these lines of business or the Finance Division. Note 24 on page 63 describes how these segments were identified and presents financial results of these businesses for the years ended December 31, 2001, 2000 and 1999.

The Business Bank's net income increased $71 million, or 16 percent, in 2001. Net interest income increased $58 million, the provision for credit losses decreased $44 million and noninterest expenses decreased $30 million; offset by a $24 million decrease in noninterest income. The increase in net interest income was primarily due to loan growth, offset by a decrease in the spread between earning assets and the related funding costs. Loan growth of 6.5 percent was primarily driven by significant increases in middle-market lending and commercial real estate loans. Smaller increases in national dealer services, international, and asset based/specialty lending were offset by a decline in loans to large business customers. The decline in the provision for credit losses was affected by additional charge-offs in 2000 to align Imperial's charge-off policy with the Corporation's. The decrease in noninterest income was primarily due to lower warrant income, partially offset by an $8 million gain from the sale of substantially all of the assets of a deposit-servicing subsidiary. The decrease in noninterest expenses was primarily due to efficiencies realized from the Imperial merger.

Individual Bank net income decreased $38 million, or 12 percent, in 2001, a substantial decrease from 2000. Comparisons were affected by the sale of $457 million of consumer loans in early 2000. Net interest income decreased $13 million, or two percent, principally from a narrowing of spreads in certain deposit categories. The provision for credit losses increased $19 million, primarily from increases in the small business, indirect lending, revolving credit and private banking sectors, as the economy weakened loan quality. Noninterest income decreased $28 million, or eight percent, primarily due to the $48 million gain in 2000 from the sale of consumer loans. Partially offsetting this was a $9 million increase in service charges on deposit accounts. Noninterest expenses remained relatively flat. Excluding the $48 million gain and the impact of the sale of loans in 2000, total revenues (FTE) in 2001 would have increased $7 million, or one percent over 2000, while net income in 2001 would have decreased $7 million, or two percent. Return on average assets and return on average common equity in 2001 would have been 1.56 percent and 35.90 percent, respectively.

TABLE 5: ANALYSIS OF INVESTMENT SECURITIES AND LOANS

(in millions)

December 31	2001	2000	1999	1998	1997
Investment securities available for sale					
U.S. government and agency securities	**$ 3,920**	$ 3,135	$ 2,950	$ 2,882	$ 3,892
State and municipal securities	**32**	46	73	115	170
Other securities	**339**	710	760	410	613
Total investment securities available for sale	**$ 4,291**	$ 3,891	$ 3,783	$ 3,407	$ 4,675
Commercial loans	**$25,176**	$26,009	$23,629	$22,097	$18,152
International loans					
Government and official institutions	**9**	2	10	12	6
Banks and other financial institutions	**427**	402	391	433	339
Commercial and industrial	**2,579**	2,167	2,172	2,268	1,740
Total international loans	**3,015**	2,571	2,573	2,713	2,085
Real estate construction loans	**3,258**	2,915	2,167	1,339	1,116
Commercial mortgage loans	**6,267**	5,361	4,873	4,322	3,867
Residential mortgage loans	**779**	808	871	1,038	1,565
Consumer loans	**1,484**	1,477	1,389	1,897	4,379
Lease financing	**1,217**	1,029	803	647	517
Total loans	**$41,196**	$40,170	$36,305	$34,053	$31,681

The net loss for the Investment Bank was $70 million in 2001, a decrease of $82 million from net income of $12 million in 2000. Noninterest income declined $171 million, or 64 percent, from last year. The 2001 decline reflected deferred distribution cost impairment charges totaling $40 million; a $74 million decrease in investment advisory revenue, as the market values of technology-related stocks continued declining from their record highs during the first quarter of 2000; and a $57 million charge related to long-term incentive plans at Framlington. Noninterest expenses decreased $36 million from lower revenue-related incentives for investment advisory fees and lower advertising costs.

The Finance Division's net income increased $58 million in 2001, primarily due to a $55 million increase in net interest income and a $48 million increase in noninterest income. Net interest income in the Finance Division increased due to improved spreads on securities from lower average funding costs in 2001, as well as centralization of interest risk management for Imperial into Finance in 2001. The increase in noninterest income was primarily due to $19 million in gains recorded in 2001, the majority of which resulted from the purchase and subsequent sale of interest rate derivatives contracts which failed to meet the Corporation's risk-reduction criteria, and a $9 million increase in gains from the sale of securities.

Net income for the Other category decreased $90 million in 2001. The 2001 decrease was primarily a result of the $148 million merger-related and restructuring charges related to the first quarter 2001 acquisition of Imperial included in noninterest expenses and the $25 million merger-related charge to conform the credit policies of Imperial with Comerica recorded in the provision for credit losses. Offsetting these charges was a $21 million gain from the sale of Comerica's ownership in an ATM network provider recorded in noninterest income in 2001.

BALANCE SHEET AND CAPITAL FUNDS ANALYSIS

Total assets were $50.7 billion at year-end 2001, an increase of $1.2 billion from $49.5 billion at December 31, 2000. On an average basis, total assets increased to $49.7 billion in 2001 from $46.9 billion in 2000. This increase was funded primarily by deposits, which rose on average $5.0 billion, partially offset by a reduction of medium- and long-term debt, which declined on average $2.1 billion.

EARNING ASSETS

Total earning assets were $46.6 billion at December 31, 2001, representing a $0.8 billion increase from $45.8 billion at year-end 2000. On an average basis, total earning assets were $45.7 billion in 2001, compared to $43.4 billion in 2000. As a result of the weakening economy, business loan growth slowed in 2001, increasing on an average basis by $2.7 billion, or seven percent, from 2000. Certain business loan categories continued to show significant growth in 2001. Average commercial loans increased $1.1 billion, or four percent, average commercial mortgage loans increased $553 million, or 11 percent and real estate construction increased $536 million, or 21 percent. These increases are attributable to successful execution of the Corporation's core lending strategy and strong customer relationships.

International loans averaged $2.8 billion in 2001, an increase of $248 million, or 10 percent, from 2000. International loan growth in 2001 was primarily in North America. Active risk management practices minimize risk inherent in international lending arrangements. These practices include structuring bilateral agreements or participating in bank facilities, which secure repayment from sources external to the borrower's country. Accordingly, such international outstandings are excluded from cross-border risk of that country. Mexican cross-border risk of $858 million, or 1.69 percent of total assets, was the only country with exposure exceeding 1.00 percent of total assets at December 31, 2001. Additional information on the Corporation's Mexican cross-border risk is provided in Table 8 on page 33.

TABLE 6: LOAN MATURITIES AND INTEREST RATE SENSITIVITY

(in millions)

December 31, 2001	Within One Year*	After One But Within Five Years	After Five Years	Total
Commercial loans	$19,411	$4,444	$1,321	$25,176
Commercial mortgage loans	2,132	2,887	1,248	6,267
International loans	2,666	326	23	3,015
Real estate construction loans	2,507	623	128	3,258
Total	$26,716	$8,280	$2,720	$37,716
Loans maturing after one year				
Predetermined interest rates		$3,852	$2,442	
Floating interest rates		4,428	278	
Total		$8,280	$2,720	

*Includes demand loans, loans having no stated repayment schedule or maturity and overdrafts.

TABLE 7: ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

(dollar amounts in millions)

December 31	2001		2000		1999		1998		1997	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial	$384	61%	$290	65%	$226	65%	$182	65%	$117	57%
Real estate construction	17	8	11	7	12	6	9	4	20	4
Commercial mortgage	61	15	59	13	35	14	21	13	18	12
Residential mortgage	—	2	—	2	—	2	—	3	1	5
Consumer	11	4	8	4	18	4	48	5	116	14
Lease financing	9	3	5	3	8	2	6	2	1	2
International	64	7	70	6	35	7	17	8	5	6
Unallocated	109		165		214		232		197	
Total	$655	100%	$608	100%	$548	100%	$515	100%	$475	100%

Amount – allocated allowance
% – loans outstanding as a percent of total loans

TABLE 8: MEXICAN CROSS-BORDER RISK

(in millions)

December 31	Governments and Official Institutions	Banks and Other Financial Institutions	Commercial and Industrial	Total
2001	**$ 6**	**$ 54**	**$798**	**$858**
2000	9	114	503	626
1999	15	150	426	591

TABLE 9: ANALYSIS OF INVESTMENT SECURITIES PORTFOLIO — FULLY TAXABLE EQUIVALENT

(dollar amounts in millions)

December 31, 2001	Within 1 Year		1 - 5 Years		5 - 10 Years		After 10 Years		Total		Weighted Average Maturity Yrs./Mos.
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	
Available for sale											
U.S. Treasury	$ 69	4.86%	$ —	—%	$ —	—%	$ —	—%	$ 69	4.86%	0/5
U.S. government and agency	92	6.72	385	6.21	693	6.16	2,681	6.26	3,851	6.25	18/7
State and municipal securities	5	6.15	20	6.35	6	6.17	1	6.39	32	6.28	3/2
Other bonds, notes and debentures	25	5.34	169	6.58	28	8.20	27	4.89	249	6.45	3/9
Other investments*	—	—	—	—	—	—	90	—	90	—	—
Total investment securities available for sale	$191	5.86%	$574	6.32%	$727	6.24%	$2,799	6.25%	$4,291	6.24%	17/3

*Balances are excluded in the calculation of total yield.

†Based on final contractual maturity.

Average residential mortgage loans decreased $38 million, or five percent, from 2000, reflecting management's decision to sell the majority of mortgage originations. Growth in home equity lending generated a $45 million, or three percent, increase in consumer loans.

Average investment securities rose to $3.9 billion in 2001, compared to $3.7 billion in 2000. Average U.S. government and agency securities increased $399 million, while average state and municipal securities decreased $21 million. Increases in U.S. government and agency securities resulted from interest risk and balance sheet management decisions while the tax-exempt portfolio of state and municipal securities continued to decrease as reduced tax advantages for these type of securities discouraged additional investment. Average other securities decreased $157 million in 2001. Other securities at December 31, 2001, consist primarily of collateralized mortgage obligations (CMOs), Brady bonds and Eurobonds.

OTHER EARNING ASSETS

Short-term investments include interest-bearing deposits with banks, federal funds sold and securities purchased under agreements to resell, trading securities and loans held for sale. These investments provide a range of maturities under one year to manage short-term investment requirements of the Corporation. Interest-bearing deposits with banks are investments with banks in developed countries or foreign banks' international banking facilities located in the United States. Federal funds sold offer supplemental earning opportunities and serve correspondent banks. Loans held for sale typically represent residential mortgage loans and Small Business Administration loans that have been originated and which management has decided to sell. Loans held for sale in 2000 also included consumer loans which were sold during the year. Average short-term investments decreased to $442 million during 2001, from $978 million in 2000, due to the sale of consumer loans and a reduction in federal funds sold.

DEPOSITS AND BORROWED FUNDS

Average deposits were $35.3 billion during 2001, an increase of $5.0 billion, or 16 percent, from 2000. Average noninterest-bearing deposits grew $1.2 billion, or 13 percent, from 2000, from increased title and escrow company deposits, which benefit from high home mortgage financing and refinancing activity. Average interest-bearing transaction, savings and money market deposits increased seven percent during 2001, to $11.3 billion. Average certificates of deposit increased $3.3 billion, or 33 percent, from 2000. This increase was primarily from certificates of deposits issued in denominations in excess of $100,000 through brokers or to institutional investors. Average foreign office time deposits decreased $186 million from the 2000 level, due to the use of other more attractive sources of funding.

Average short-term borrowings decreased $739 million, as deposit growth reduced the need for these funding sources. Short-term borrowings include federal funds purchased, securities sold under agreement to repurchase, commercial paper and treasury tax and loan notes.

The Corporation uses medium-term debt (both domestic and European) and long-term debt to provide funding to support expanding earning assets while providing liquidity which mirrors the estimated duration of deposits. Long-term subordinated notes further help maintain the Corporation's and subsidiary banks' total capital ratio at a level that qualifies for the lowest FDIC risk-based insurance premium. Medium- and long-term debt decreased on an average basis by $2.1 billion as deposit growth and slowing loan growth reduced the need for these funding sources.

In July 2001, Comerica issued $350 million of 7.60% Trust Preferred Securities which are classified in medium- and long-term debt. The securities pay cumulative dividends each quarter beginning October 1, 2001, and are callable any time after July 30, 2006. These trust preferred securities qualify as tier one capital for regulatory purposes. The Corporation used the proceeds from the issuance to redeem and retire in total the $250 million of preferred stock that was outstanding, and for other general corporate purposes.

Additionally, in December 2001, the Corporation, issued approximately $1 billion of medium-term debt as part of a privately placed secured financing transaction. As part of the transaction, the Corporation used a portfolio of approximately $1.2 billion of auto dealer floor plan loans as collateral. The overcollateralization of the issuance provided for a preferred credit rating status. The debt issuance provided an additional source of funding for the Corporation, and the proceeds were used to replace other sources of funding and for general corporate purposes. Further information on medium- and long-term debt is included in Note 10 on page 51 to the consolidated financial statements.

CAPITAL

Shareholders' equity was $4.8 billion at December 31, 2001, up $307 million, or seven percent from December 31, 2000. This increase was primarily due to $385 million of retained earnings, $80 million of common stock issued for employee stock plans and $214 million in other comprehensive income, offset by a reduction in equity of $121 million from repurchasing 2,198,700 shares of common stock. The Corporation has approximately 8.8 million additional shares authorized for repurchase by the Board of Directors' current resolutions. Shareholders' equity was also reduced in 2001 by the retirement of $250 million of preferred stock discussed above. Further information on the change in other comprehensive income is provided in Note 12 to the consolidated financial statements on page 44.

The Corporation declared common dividends totaling $313 million, or $1.76 per share, on net income applicable to common stock of $698 million. The dividend payout ratio, excluding merger-related and restructuring charges and calculated on a per share basis, was 38 percent in 2001 versus 37 percent in 2000 and 35 percent in 1999.

At December 31, 2001, the Corporation and all of its banking subsidiaries exceeded the capital ratios required for an institution to be considered "well capitalized" by the standards developed under the Federal Deposit Insurance Corporation Improvement Act of 1991. See Note 19 to the consolidated financial statements on page 57 for the capital ratios.

RISK MANAGEMENT

The Corporation assumes various types of risk in the normal course of business. The most significant risk exposures are from credit, interest rate, liquidity, market and operations. Comerica employs risk management processes to identify, measure, monitor and control these risks.

CREDIT RISK

Credit represents the risk that a customer or counterparty may not perform in accordance to contractual terms. Credit risk is inherent in the financial services business and results from extending credit to customers, purchasing securities and entering into financial derivative instruments. Policies and procedures for measuring and managing this risk are formulated, approved and communicated throughout the Corporation. Credit executives, independent from lending officers, are involved in the origination and underwriting process to ensure adherence to risk policies and underwriting standards. The Corporation also manages credit risk through diversification, limiting exposure to any single industry or customer, selling participations to third parties, syndicating loans and requiring collateral.

NONPERFORMING ASSETS

Nonperforming assets include loans on nonaccrual status, loans which have been renegotiated to less than market rates due to a serious weakening of the borrower's financial condition and other real estate which has been acquired primarily through foreclosure and is awaiting disposition. The Corporation's policies regarding nonaccrual loans reflect the importance of identifying troubled loans early.

NONPERFORMING ASSETS TO LOANS AND OTHER REAL ESTATE

(IN PERCENTAGES)



01
1.52%
00
0.84%
99
0.59%
98
0.48%
97
0.44%

Consumer loans are charged off no later than 180 days past due, or earlier if deemed uncollectible. Loans other than consumer are generally placed on nonaccrual status when management determines that principal or interest may not be fully collectible, but no later than 90 days past due on principal or interest, unless it is fully collateralized and in the process of collection. Loan amounts in excess of probable future cash collections are charged off to an amount that management ultimately expects to collect. Interest previously accrued but not collected on nonaccrual loans is charged against current income at the time the loan is placed on nonaccrual. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Loans which have been restructured to yield a rate that was equal to or greater than the rate charged for new loans with comparable risk and have met the requirements for a return to accrual status are generally not included in nonperforming assets. However, such loans may be required to be evaluated for impairment. Refer to Note 4 of the financial statements on page 49 for a further discussion of impaired loans.

Nonperforming assets as a percent of total loans and other real estate were 1.52 percent and 0.84 percent at year-end 2001 and 2000, respectively.

TABLE 10: SUMMARY OF NONPERFORMING ASSETS AND PAST DUE LOANS

(dollar amounts in millions)

December 31	2001	2000	1999	1998	1997
Nonperforming assets					
Nonaccrual loans					
Commercial loans	**$467**	$ 233	$116	$ 97	$ 62
International loans	**109**	69	55	20	1
Real estate construction loans	**10**	5	—	2	5
Commercial mortgage loans	**18**	17	10	7	11
Residential mortgage loans	**—**	—	1	3	4
Consumer loans	**5**	3	5	3	5
Lease financing	**8**	4	6	7	1
Total nonaccrual loans	**617**	331	193	139	89
Reduced-rate loans	**—**	2	9	18	32
Total nonperforming loans	**617**	333	202	157	121
Other real estate	**10**	6	11	7	20
Total nonperforming assets	**$627**	$ 339	$213	$164	$141
Nonperforming loans as a percentage of total loans	**1.50%**	0.83%	0.56%	0.46%	0.38%
Nonperforming assets as a percentage of total loans and other real estate	**1.52%**	0.84%	0.59%	0.48%	0.44%
Allowance for credit losses as a percentage of total nonperforming assets	**105%**	179%	257%	314%	337%
Loans past due 90 days or more and still accruing	**$ 44**	$ 36	$ 48	$ 44	$ 56

Nonaccrual loans at December 31, 2001, increased 86 percent to $617 million from $331 million at year-end 2000. Other real estate owned (ORE) increased $4 million. Loans past due 90 days or more and still on accrual status increased $8 million from year-end 2000. Table 10 provides additional detail on nonperforming assets.

The nonaccrual loan table below indicates the percentage of nonaccrual loan value to original contract value, which exhibits the degree to which loans reported as nonaccrual have been charged off.

NONACCRUAL LOANS

(dollar amounts in millions)

December 31	2001	2000
Carrying value	**$617**	$331
Contractual value	**826**	499
Carrying value as a percentage of contractual value	**75%**	66%

CONCENTRATION OF CREDIT

Loans to companies and individuals involved with the automotive industry represented the largest significant industry concentration at December 31, 2001. These loans totaled $6.1 billion, or 15 percent, of total loans at December 31, 2001, compared to $5.7 billion, or 14 percent, at December 31, 2000. Included in these totals are floor plan loans to automotive dealers of $1.9 billion and $2.1 billion at December 31, 2001 and 2000, respectively. All other industry concentrations individually represented less than 10 percent of total loans at year-end 2001.

Nonperforming assets to companies and individuals involved with the automotive industry comprised approximately seven percent of total nonperforming assets at December 31, 2001. The largest automotive industry loan on nonaccrual status at December 31, 2001, was $11 million. The largest automotive industry-related charge-off during the year was $6 million. The Corporation has successfully operated in the Michigan economy despite a loan concentration and several downturns in the auto industry.

COMMERCIAL REAL ESTATE LENDING

The real estate construction loan portfolio contains loans primarily made to long-time customers with satisfactory completion experience. The portfolio has approximately 1,680 loans, of which 42 percent had balances less than $1 million at December 31, 2001. The largest real estate construction loan had a balance of approximately $29 million.

Total commercial mortgage loans totaled $6.3 billion at December 31, 2001. This portfolio had 7,715 loans, of which 81 percent had balances of less than $1 million at December 31, 2001. The largest loan in this portfolio had a balance of approximately $30 million. Of the $9.5 billion in total commercial mortgage and real estate construction loans at December 31, 2001, 45 percent involved owner-occupied properties. Additionally, the Corporation's policy requires a 75 percent or less loan-to-value ratio for all commercial mortgage and real estate construction loans.

The geographic distribution of real estate construction and commercial mortgage loan borrowers is an important factor in evaluating credit risk. The following table indicates, by address of borrower, the diversification of the Corporation's real estate construction and commercial mortgage loan portfolio.

GEOGRAPHIC DISTRIBUTION OF BORROWERS

(in millions)

December 31, 2001	Real Estate Construction	Commercial Mortgage
Michigan	**$1,364**	**$3,787**
California	**1,139**	**1,107**
Texas	**445**	**591**
Florida	**166**	**243**
Other	**144**	**539**
Total	**$3,258**	**$6,267**

INTEREST RATE RISK

Interest rate risk arises primarily through the Corporation's core business activities of extending loans and accepting deposits. The Corporation actively manages its material exposure to interest rate risk. The principal objective of asset and liability management is to maximize net interest income while operating within acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity. The Corporation utilizes various types of financial instruments to manage the extent to which net interest income may be affected by fluctuations in interest rates. The Board of Directors, upon recommendations of the Risk Asset Quality Review Committee, establishes policies and risk limits pertaining to asset and liability management activities. The Board, with the assistance of the Risk Asset Quality Review Committee and the Asset and Liability Policy Committee (ALPC), monitors compliance with these policies. The ALPC meets regularly to discuss and review asset and liability management strategies and is comprised of executive and senior management from various areas of the Corporation, including finance, lending, investments and deposit gathering.

INTEREST RATE SENSITIVITY

Interest rate risk arises in the normal course of business due to differences in the repricing and maturity characteristics of assets and liabilities. Since no single measurement system satisfies all management objectives, a combination of techniques is used to manage interest rate risk, including simulation analysis, asset and liability repricing schedules and economic value of equity. The ALPC regularly reviews the results of these interest rate risk measurements.

The Corporation frequently evaluates net interest income under various balance sheet and interest rate scenarios, using simulation analysis as its principal risk management technique. The results of these analyses provide the information needed to assess the proper balance sheet structure. An unexpected change in economic activity, whether domestically or internationally, could translate into a materially different interest rate environment than currently expected. Management evaluates "base" net interest income under what is believed to be the most likely balance sheet structure and interest rate environment. This "base" net interest income is then evaluated against interest rate scenarios that increase and decrease 200 basis points from the most likely rate environment. In addition, adjustments to asset prepayment levels, yield curves and overall balance sheet mix and growth assumptions are made to be consistent with each interest rate environment. These assumptions are inherently uncertain and, as a result, the model cannot precisely predict the impact of higher or lower interest rates on net interest income. Actual results may differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors. Derivative financial instruments entered into for risk management purposes are included in these analyses. The measurement of risk exposure, at year-end 2001, for a 200 basis-point decline in short-term interest rates identified approximately $80 million, or four percent, of net interest income at risk during 2002. If short-term interest rates rise 200 basis points, net interest income would be enhanced during 2002 by approximately $39 million, or two percent. Corresponding measures of risk exposure for year end 2000 were $51 million of net interest income at risk for a 200 basis-point decline in rates and a $6 million enhancement of net interest income for a 200 basis-point rise in rates. Corporate policy limits adverse change to no more than five percent of management's most likely net interest income forecast and the Corporation is operating within this policy guideline.

Most assets and liabilities reprice either at maturity or in accordance with their contractual terms. However, several balance sheet components demonstrate characteristics that require adjustments to more accurately reflect repricing and cash flow behavior. Assumptions based on historical pricing relationships and anticipated market reactions are made to certain core deposit categories to reflect the elasticity of the changes in the related interest rates relative to changes in market interest rates. In addition, estimates are made concerning early loan and security repayments. Prepayment assumptions are based on the expertise of portfolio managers along with input from financial markets. Consideration is given to current and future interest rate levels. While management recognizes the limited ability of a traditional gap schedule to accurately portray interest rate risk, adjustments are made to provide a more accurate picture of the Corporation's interest rate risk profile. This additional interest rate risk measurement tool provides a rudimentary directional outlook on the impact of changes in interest rates.

Interest rate sensitivity is measured as a percentage of earning assets. The operating range for interest rate sensitivity, on an elasticity-adjusted basis, is between an asset sensitive position of 10 percent of earning assets and a liability sensitive position of 10 percent of earning assets.

Table 11 on page 38 shows the interest sensitivity gap as of year-end 2001 and 2000. The report reflects the contractual repricing and payment schedules of assets and liabilities, including an estimate of all early loan and security repayments which adds $800 million of rate sensitivity to the 2001 year-end gap. In addition, the schedule includes an adjustment for the price elasticity on certain core deposits.

Using this methodology, the Corporation was in a liability sensitive position throughout most of 2001. The Corporation had a one-year liability sensitive gap of $1,502 million, or three percent of earning assets, as of December 31, 2001. This compares to a $1,370 million asset sensitive gap, or three percent of earning assets, at December 31, 2000. Management anticipates growth in asset sensitivity throughout 2002, which will reduce and/or eliminate the current liability sensitive position.

The Corporation utilizes investment securities and derivative instruments, predominantly interest rate swaps, as asset and liability management tools with the overall objective of mitigating the adverse impact to net interest income from changes in interest rates. These swaps primarily modify the interest rate characteristics of certain assets and liabilities (e.g., from a floating rate to a fixed rate, from a fixed rate to a floating rate, or from one floating rate index to another). This strategy assists management in achieving interest rate objectives.

TABLE 11: SCHEDULE OF RATE SENSITIVE ASSETS AND LIABILITIES

(dollar amounts in millions)

	December 31, 2001 Interest Sensitivity Period			December 31, 2000 Interest Sensitivity Period		
	Within One Year	Over One Year	Total	Within One Year	Over One Year	Total
ASSETS						
Cash and due from banks	$ —	$ 1,925	$ 1,925	$ —	$ 1,931	$ 1,931
Short-term investments	1,072	7	1,079	1,727	3	1,730
Investment securities	1,343	2,948	4,291	1,863	2,028	3,891
Commercial loans (including lease financing)	24,104	2,289	26,393	24,947	2,091	27,038
International loans	2,889	126	3,015	2,440	131	2,571
Real estate related loans	7,044	3,260	10,304	6,217	2,867	9,084
Consumer loans	1,018	466	1,484	989	488	1,477
Total loans	35,055	6,141	41,196	34,593	5,577	40,170
Other assets	1,275	966	2,241	888	924	1,812
Total assets	$38,745	$11,987	$50,732	$39,071	$10,463	$49,534
LIABILITIES						
Deposits						
Noninterest-bearing deposits	$ 5,596	$ 7,000	$12,596	$ 3,772	$ 6,417	$10,189
Savings deposits	414	1,298	1,712	—	1,340	1,340
Money market and NOW deposits	8,214	2,208	10,422	7,618	2,303	9,921
Certificates of deposit	11,430	882	12,312	10,698	1,282	11,980
Foreign office time deposits	528	—	528	424	—	424
Total deposits	26,182	11,388	37,570	22,512	11,342	33,854
Short-term borrowings	1,986	—	1,986	2,093	—	2,093
Medium- and long-term debt	3,598	1,905	5,503	6,546	1,713	8,259
Other liabilities	450	416	866	329	499	828
Total liabilities	32,216	13,709	45,925	31,480	13,554	45,034
Shareholders' equity	226	4,581	4,807	10	4,490	4,500
Total liabilities and shareholders' equity	$32,442	$18,290	$50,732	$31,490	$18,044	$49,534
Sensitivity impact of interest rate swaps	$(9,654)	$ 9,654	—	$ (7,946)	$ 7,946	—
Interest sensitivity gap	$(3,351)	$ 3,351	—	$ (365)	$ 365	—
Gap as a percentage of earning assets	(7)%	7%	—	(1)%	1%	—
Sensitivity impact from elasticity adjustments (1)	1,849	(1,849)	—	1,735	(1,735)	—
Interest sensitivity gap with elasticity adjustments(1)	$(1,502)	$ 1,502	—	$ 1,370	$ (1,370)	—
Gap as a percentage of earning assets	(3)%	3%	—	3%	(3)%	—

(1) Elasticity adjustments for NOW, savings and money market deposit accounts are based on expected future pricing relationships as well as historical pricing relationships dating back to 1985.

TABLE 12: REMAINING EXPECTED MATURITY OF RISK MANAGEMENT INTEREST RATE SWAPS

(dollar amounts in millions)

	2002	2003	2004	2005	2006	2007-2026	Total	Dec. 31, 2000
VARIABLE RATE ASSET DESIGNATION:								
Generic receive fixed swaps	$2,919	$4,750	$2,000	$ 900	$500	$ —	$11,069	$ 9,277
Weighted average: (1)								
Receive rate	7.03%	8.31%	7.57%	7.76%	5.83%	—%	7.68%	7.55%
Pay rate	3.65%	4.09%	4.76%	4.77%	2.38%	—%	4.07%	8.14%
FIXED RATE ASSET DESIGNATION:								
Pay fixed swaps								
Generic	$ 34	$ —	$ —	$ —	$ —	$ —	$ 34	$ 98
Amortizing	1	—	—	—	—	—	1	1
Weighted average: (2)								
Receive rate	2.22%	—%	—%	—%	—%	—%	2.22%	6.70%
Pay rate	2.56%	—%	—%	—%	—%	—%	2.56%	6.79%
FIXED RATE DEPOSIT DESIGNATION:								
Generic receive fixed swaps	$1,743	$ —	$ —	$ —	$ —	$ —	$ 1,743	$ 1,378
Weighted average: (1)								
Receive rate	4.87%	—%	—%	—%	—%	—%	4.87%	7.19%
Pay rate	2.00%	—%	—%	—%	—%	—%	2.00%	6.66%
MEDIUM- AND LONG-TERM DEBT DESIGNATION:								
Generic receive fixed swaps	$ 150	$ —	$ —	$ 250	$ —	$1,250	$ 1,650	$ 1,715
Weighted average: (1)								
Receive rate	7.22%	—%	—%	7.04%	—%	6.73%	6.82%	6.83%
Pay rate	2.37%	—%	—%	2.01%	—%	2.82%	2.66%	6.76%
Floating/floating swaps	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 125
Weighted average:								
Receive rate	—%	—%	—%	—%	—%	—%	—%	6.72%
Pay rate	—%	—%	—%	—%	—%	—%	—%	6.59%
Total notional amount	$4,847	$4,750	$2,000	$1,150	$500	$1,250	$14,497	$12,594

(1) Variable rates paid on receive fixed swaps are based on one-month and three-month LIBOR or one-month Canadian Deposit Offer Rate (CDOR) effective December 31, 2001. Variable rates received on pay fixed swaps are based on prime.

(2) Variable rate received is based on one-month CDOR at December 31, 2001.



RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS AND FOREIGN EXCHANGE CONTRACTS

RISK MANAGEMENT NOTIONAL ACTIVITY

(in millions)

	Interest Rate Contracts	Foreign Exchange Contracts	Totals
Balances at December 31, 1999	$ 16,996	$ 1,213	$ 18,209
Additions	10,886	8,850	19,736
Maturities/amortizations	(9,230)	(9,455)	(18,685)
Balances at December 31, 2000	18,652	608	19,260
Additions	**8,255**	**13,797**	**22,052**
Maturities/amortizations	**(6,330)**	**(13,585)**	**(19,915)**
Terminations	**(6,080)**	**—**	**(6,080)**
Balances at December 31, 2001	**$ 14,497**	**$ 820**	**$ 15,317**

The notional amount of risk management interest rate swaps totaled $14.5 billion at December 31, 2001, and $12.6 billion at December 31, 2000. The fair value of risk management interest rate swaps was an asset of $571 million at December 31, 2001, compared to an asset of $173 million at December 31, 2000. For the year ended December 31, 2001, risk management interest rate swaps generated $238 million of net interest income, compared to $48 million of net interest expense for the year ended December 31, 2000.

Table 12 on page 39 summarizes the expected maturity distribution of the notional amount of risk management interest rate swaps and provides the weighted average interest rates associated with amounts to be received or paid as of December 31, 2001. Swaps have been grouped by the asset and liability designation.

In addition to interest rate swaps, the Corporation employs various other types of derivatives and foreign exchange contracts to mitigate exposures to interest rate and foreign currency risks associated with specific assets and liabilities (e.g., loans or deposits denominated in foreign currencies). Such instruments include interest rate caps and floors, purchased put options, foreign exchange forward contracts and foreign exchange swap agreements. The aggregate notional amounts of these risk management derivatives and foreign exchange contracts at December 31, 2001 and 2000, were $820 million and $6.7 billion, respectively. Interest rate floor contracts with a weighted average strike price of 5.73% represent $5.0 billion of the $6.7 billion of notional amounts at December 31, 2000. These interest rate floor contracts were terminated in the first quarter of 2001 because these Imperial contracts did not meet the Corporation's policies for risk management hedges.

Further information regarding risk management financial instruments and foreign currency exchange contracts is provided in Notes 1, 10, and 20.

CUSTOMER-INITIATED AND OTHER DERIVATIVE FINANCIAL INSTRUMENTS AND FOREIGN EXCHANGE CONTRACTS

CUSTOMER-INITIATED AND OTHER NOTIONAL ACTIVITY

(in millions)

	Interest Rate Contracts	Foreign Exchange Contracts	Totals
Balances at December 31, 1999	$ 563	$ 707	$ 1,270
Additions	488	50,643	51,131
Maturities/amortizations	(181)	(49,473)	(49,654)
Balances at December 31, 2000	870	1,877	2,747
Additions	**1,485**	**48,426**	**49,911**
Maturities/amortizations	**(471)**	**(47,614)**	**(48,085)**
Terminations	**(186)**	**—**	**(186)**
Balances at December 31, 2001	**$1,698**	**$ 2,689**	**$ 4,387**

The Corporation writes interest rate caps and enters into foreign exchange contracts and interest rate swaps to accommodate the needs of customers requesting such services. Customer-initiated activity represented 22 percent at December 31, 2001 and 12 percent at December 31, 2000, of total derivative and foreign exchange contracts, including commitments to purchase and sell securities. Refer to Note 20 of the financial statements on page 58 for further information regarding customer-initiated and other derivative financial instruments and foreign exchange contracts.

LIQUIDITY RISK

Liquidity is the ability to meet financial obligations through the maturity or sale of existing assets or acquisition of additional funds. The Corporation has various financial obligations, including contractual obligations and commercial commitments.

The Corporation has contractual obligations that require future cash payments. The amount of payments required under medium- and long-term debt obligations, noncancellable property and equipment leases and other significant noncancellable contractual obligations in 2002 is $1.6 billion. Refer to Notes 7 and 10 of the financial statements on pages 50 and 51 for a further discussion of these contractual obligations.

The Corporation also has other commercial commitments that may impact liquidity. These commitments include commitments to purchase earning assets, commitments to fund venture capital investments, unused commitments to extend credit, standby letters of credit and financial guarantees, commercial letters of credit and credit default swaps. The total amount of these commercial commitments at December 31, 2001 was $34 billion. Since many of these commitments expire without being drawn upon, the total amount of these commercial commitments does not necessarily represent the future cash requirements of the Corporation. Refer to Note 20 and the Market Risk section of the Financial Review on page 41 for a further discussion of these commercial commitments.



Liquidity requirements are satisfied with various funding sources. First, the Corporation accesses the purchased funds market each day to meet funding needs. Purchased funds at December 31, 2001, comprised of certificates of deposits $100,000 and over that mature in less than one year, foreign office time deposits and short-term borrowings, approximated $10.4 billion. Second, a $15 billion medium-term note program allows the Michigan, California and Texas banks to issue debt with maturities between one month and 15 years. The Michigan bank has an additional $2 billion European note program. At year-end 2001, unissued debt relating to the two programs totaled $14.6 billion. A third source was liquid assets, which totaled $7.3 billion at December 31, 2001. Additionally, the Corporation also had available $16 billion from a collaterized borrowing account with the Federal Reserve Bank at year-end 2001.

The parent company had available a $250 million commercial paper facility at December 31, 2001, $110 million of which was unused. Another source of liquidity for the parent company is dividends from its subsidiaries. As discussed in Note 19 to the financial statements on page 57, subsidiary banks are subject to regulation and may be limited in their ability to pay dividends or transfer funds to the holding company. During 2002, the subsidiary banks can pay dividends up to $641 million plus current year net profits without prior regulatory approval. One measure of current parent company liquidity is investment in subsidiaries as a percent of shareholders' equity. An amount over 100 percent represents the reliance on subsidiary dividends to repay liabilities. As of December 31, 2001, the ratio was 112 percent.

MARKET RISK

The Corporation's market risk related to trading instruments is not significant as trading activities are limited. Certain of the Corporation's noninterest income, including fiduciary income, investment advisory revenue and brokerage fees are at risk to changes in equity markets and to fluctuations in the market value of assets managed.

The Corporation also has a portfolio of direct and indirect (through funds) private equity and venture capital investments, and has made commitments to fund additional investments in future periods. These investments are at risk to changes in equity markets, general economic conditions and many other factors. The majority of these investments are not marketable, and are included in other assets. The investments are reviewed for impairment on a quarterly basis, by comparing the carrying value to the estimated fair value. Fair value is generally estimated by reviewing information provided by the investee, and obtained through other public sources where available. The lack of an independent source to validate fair value estimates is an inherent limitation in the valuation process. The amount by which the carrying value exceeds the fair value, that is determined to be other than temporary impairment, is charged to current earnings and the carrying value of the investment is written down accordingly. At December 31, the Corporation had approximately $114 million of direct and indirect private equity and venture capital investments and had made commitments to fund an additional $140 million of such investments in future periods.

OPERATIONAL RISK

Operational risk is the risk of unexpected losses attributable to human error, system failures, fraud, unauthorized transactions and inadequate controls and procedures. The Corporation mitigates this risk through a system of internal controls that are designed to keep operating risks at appropriate levels. The Corporation's internal audit and financial staff monitors and assesses the overall effectiveness of the system of internal controls on an ongoing basis and internal audit provides an opinion on the environment to management and the Audit Committee. Operational losses are experienced by all companies and are routinely incurred in business operations.

The internal audit staff independently supports an active Audit Committee oversight process. The Audit Committee serves as an independent extension of the Board of Directors. Routine and special meetings are scheduled periodically to provide more detail on relevant operations risks.

OTHER MATTERS

This annual report and other documents filed by Comerica with the Securities and Exchange Commission (SEC) include forward-looking statements as that term is used in the securities laws. All statements regarding Comerica's expected financial position, strategies and growth prospects and general economic conditions expected to exist in the future are forward-looking statements. The words, "anticipates", "believes", "estimates", "seeks", "plans", "intends" and similar expressions, as they relate to Comerica or its management, are intended to identify forward-looking statements. Although Comerica believes that the expectations reflected in these forward-looking statements are reasonable and has based these expectations on Comerica's beliefs and assumptions it has made, such expectations may prove incorrect. Numerous factors, including unknown risks and uncertainties, could cause variances in these projections and their underlying assumptions. Such factors are changes in interest rates, changes in industries where Comerica has a significant concentration of loans, changes in the level of fee income, changes in accounting treatment affecting the value of assets, Comerica's ability to implement its strategic initiatives, the impact of the September 11, 2001, terrorist attacks or of any subsequent terrorist activities or of any actions taken in response to or as a result of those attacks or activities, changes in general economic conditions and related credit conditions and continuing consolidations in the banking industry. Forward-looking statements speak only as of the date they are made. Comerica does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events which may have changed after the date the forward-looking statements are made.

CONSOLIDATED BALANCE SHEETS
COMERICA INCORPORATED AND SUBSIDIARIES

(in thousands, except share data)

December 31	2001	2000
ASSETS		
Cash and due from banks	**$ 1,925,262**	$ 1,930,682
Short-term investments	**1,078,799**	1,730,158
Investment securities available for sale	**4,290,724**	3,890,725
Commercial loans	**25,176,000**	26,009,336
International loans	**3,015,463**	2,571,156
Real estate construction loans	**3,257,549**	2,915,168
Commercial mortgage loans	**6,266,939**	5,360,601
Residential mortgage loans	**779,116**	807,064
Consumer loans	**1,483,961**	1,477,135
Lease financing	**1,217,314**	1,029,164
Total loans	**41,196,342**	40,169,624
Less allowance for credit losses	**(655,094)**	(608,110)
Net loans	**40,541,248**	39,561,514
Premises and equipment	**352,814**	347,962
Customers' liability on acceptances outstanding	**28,589**	26,668
Accrued income and other assets	**2,514,537**	2,046,347
Total assets	**$50,731,973**	$49,534,056
LIABILITIES AND SHAREHOLDERS' EQUITY		
Noninterest-bearing deposits	**$12,596,255**	$10,188,475
Interest-bearing deposits	**24,974,124**	23,665,808
Total deposits	**37,570,379**	33,854,283
Short-term borrowings	**1,986,263**	2,093,381
Acceptances outstanding	**28,589**	26,668
Accrued expenses and other liabilities	**836,767**	800,386
Medium- and long-term debt	**5,502,511**	8,259,179
Total liabilities	**45,924,509**	45,033,897
Nonredeemable preferred stock – $50 stated value		
Authorized – 5,000,000 shares		
Issued – 5,000,000 shares at 12/31/00	**—**	250,000
Common stock – $5 par value		
Authorized – 325,000,000 shares		
Issued – 178,749,198 shares at 12/31/01 and 177,703,678 shares at 12/31/00	**893,746**	888,519
Capital surplus	**345,156**	301,414
Unearned employee stock ownership plan stock – 131,954 shares at 12/31/01 and 176,462 shares at 12/31/00	**(5,037)**	(6,750)
Accumulated other comprehensive income	**225,617**	12,097
Retained earnings	**3,447,974**	3,085,784
Deferred compensation	**(9,205)**	(14,494)
Less cost of common stock in treasury – 1,674,659 shares at 12/31/01 and 289,397 shares at 12/31/00	**(90,787)**	(16,411)
Total shareholders' equity	**4,807,464**	4,500,159
Total liabilities and shareholders' equity	**$50,731,973**	$49,534,056

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
COMERICA INCORPORATED AND SUBSIDIARIES

(in thousands, except per share data)

Year Ended December 31	2001	2000	1999
INTEREST INCOME			
Interest and fees on loans	**$3,120,806**	$3,379,271	$2,859,053
Interest on investment securities	**246,288**	259,333	198,901
Interest on short-term investments	**26,453**	77,749	39,317
Total interest income	**3,393,547**	3,716,353	3,097,271
INTEREST EXPENSE			
Interest on deposits	**888,262**	951,281	692,808
Interest on short-term borrowings	**105,336**	215,372	183,124
Interest on medium- and long-term debt	**297,611**	545,531	404,463
Total interest expense	**1,291,209**	1,712,184	1,280,395
Net interest income	**2,102,338**	2,004,169	1,816,876
Provision for credit losses	**236,000**	254,800	146,220
Net interest income after provision for credit losses	**1,866,338**	1,749,369	1,670,656
NONINTEREST INCOME			
Service charges on deposit accounts	**210,780**	188,828	176,639
Fiduciary income	**180,123**	180,860	182,754
Commercial lending fees	**67,022**	60,682	54,659
Letter of credit fees	**57,424**	51,960	46,116
Brokerage fees	**44,422**	44,055	35,942
Investment advisory revenue, net	**11,848**	118,511	61,202
Equity in earnings of unconsolidated subsidiaries	**(43,057)**	14,021	14,716
Warrant income	**4,552**	29,861	33,033
Securities gains	**19,763**	16,295	8,675
Net gain on sales of businesses	**31,233**	50,299	76,387
Other noninterest income	**219,222**	201,309	176,891
Total noninterest income	**803,332**	956,681	867,014
NONINTEREST EXPENSES			
Salaries and employee benefits	**809,483**	851,456	777,539
Net occupancy expense	**114,548**	110,126	104,308
Equipment expense	**70,278**	76,532	73,217
Outside processing fee expense	**61,034**	58,541	60,207
Customer services	**40,985**	36,882	40,263
Merger-related and restructuring charges	**151,715**	—	—
Other noninterest expenses	**310,990**	350,986	303,374
Total noninterest expenses	**1,559,033**	1,484,523	1,358,908
Income before income taxes	**1,110,637**	1,221,527	1,178,762
Provision for income taxes	**401,059**	430,792	419,347
NET INCOME	**$ 709,578**	$ 790,735	$ 759,415
Net income applicable to common stock	**$ 697,970**	$ 773,635	$ 742,315
Basic net income per common share	**$ 3.93**	$ 4.38	$ 4.20
Diluted net income per common share	**3.88**	4.31	4.13
Cash dividends declared on common stock	**$ 313,202**	$ 250,277	$ 224,837
Dividends per common share	**$ 1.76**	$ 1.60	$ 1.44

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY — COMERICA INCORPORATED AND SUBSIDIARIES

(in thousands, except share data)

	Non-redeemable Preferred Stock	Common Stock	Capital Surplus	Unearned Employee Stock Ownership Plan Shares	Accumulated Other Comprehensive Income	Retained Earnings	Deferred Compensation	Treasury Stock	Total Shareholders' Equity
BALANCES AT JANUARY 1, 1999	$ 250,000	$ 882,452	$ 152,795	$ —	$ (6,970)	$ 2,244,493	$ (5,202)	$ (89,133)	$ 3,428,435
Net income for 1999	—	—	—	—	—	759,415	—	—	759,415
Other comprehensive income, net of tax	—	—	—	—	(14,734)	—	—	—	(14,734)
Total comprehensive income	—	—	—	—	—	—	—	—	744,681
Cash dividends declared:									
Preferred stock	—	—	—	—	—	(17,100)	—	—	(17,100)
Common stock	—	—	—	—	—	(224,837)	—	—	(224,837)
Purchase and retirement of 254,213 shares of common stock	—	(1,284)	(8,069)	—	—	—	—	—	(9,353)
Purchase of 44,082 shares of common stock	—	—	—	—	—	—	—	(2,885)	(2,885)
Common stock dividend	—	7,712	44,993	—	—	(52,724)	—	—	(19)
Issuance of common stock under employee stock plans	—	573	12,067	(3,750)	—	(32,037)	4	44,857	21,714
Amortization of deferred compensation, net of minority interest	—	—	24,215	—	—	—	(16,800)	—	7,415
BALANCES AT DECEMBER 31, 1999	250,000	889,453	226,001	(3,750)	(21,704)	2,677,210	(21,998)	(47,161)	3,948,051
Net income for 2000	—	—	—	—	—	790,735	—	—	790,735
Other comprehensive income, net of tax	—	—	—	—	33,801	—	—	—	33,801
Total comprehensive income	—	—	—	—	—	—	—	—	824,536
Cash dividends declared:									
Preferred stock	—	—	—	—	—	(17,100)	—	—	(17,100)
Common stock	—	—	—	—	—	(250,277)	—	—	(250,277)
Purchase and retirement of 930,212 shares of common stock	—	(4,651)	(31,645)	—	—	—	—	—	(36,296)
Purchase of 353,547 shares of common stock	—	—	—	—	—	—	—	(14,108)	(14,108)
Common stock dividend	—	—	84,906	—	—	(84,927)	—	—	(21)
Issuance of common stock under employee stock plans	—	3,717	22,152	(3,000)	—	(29,857)	(3,278)	44,858	34,592
Amortization of deferred compensation, net of minority interest	—	—	—	—	—	—	10,782	—	10,782
BALANCES AT DECEMBER 31, 2000	250,000	888,519	301,414	(6,750)	12,097	3,085,784	(14,494)	(16,411)	4,500,159
Net income for 2001	**—**	**—**	**—**	**—**	**—**	**709,578**	**—**	**—**	**709,578**
Other comprehensive income, net of tax	**—**	**—**	**—**	**—**	**213,520**	**—**	**—**	**—**	**213,520**
Total comprehensive income	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**923,098**
Redemption of preferred stock	**(250,000)**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(250,000)**
Cash dividends declared:									
Preferred stock	**—**	**—**	**—**	**—**	**—**	**(11,608)**	**—**	**—**	**(11,608)**
Common stock	**—**	**—**	**—**	**—**	**—**	**(313,202)**	**—**	**—**	**(313,202)**
Purchase of 2,198,700 shares of common stock	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(120,630)**	**(120,630)**
Issuance of common stock under employee stock plans	**—**	**5,227**	**43,742**	**1,713**	**—**	**(22,578)**	**(9,072)**	**46,254**	**65,286**
Amortization of deferred compensation, net of minority interest	**—**	**—**	**—**	**—**	**—**	**—**	**14,361**	**—**	**14,361**
BALANCES AT DECEMBER 31, 2001	**$ —**	**$893,746**	**$345,156**	**$(5,037)**	**$225,617**	**$3,447,974**	**$ (9,205)**	**$ (90,787)**	**$4,807,464**

( ) Indicates deduction.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
COMERICA INCORPORATED AND SUBSIDIARIES

(in thousands)

Year Ended December 31	2001	2000	1999
OPERATING ACTIVITIES			
Net income	**$ 709,578**	$ 790,735	$ 759,415
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for credit losses	**236,000**	254,800	146,220
Depreciation	**63,354**	70,988	74,768
Merger-related and restructuring charges	**54,634**	—	—
Net (increase) decrease in trading account securities	**3,436**	(12,410)	(46,854)
Net (increase) decrease in assets held for sale	**(130,352)**	(33,385)	53,568
Net (increase) decrease in accrued income receivable	**134,233**	(80,923)	(42,321)
Net increase in accrued expenses	**34,734**	110,273	138,459
Gain on the sale of businesses	**(31,233)**	(50,299)	(76,387)
Net amortization of intangibles	**34,491**	36,643	33,921
Other, net	**(107,845)**	(146,594)	112,196
Total adjustments	**291,452**	149,093	393,570
Net cash provided by operating activities	**1,001,030**	939,828	1,152,985
INVESTING ACTIVITIES			
Net increase in interest-bearing deposits with banks	**(27,222)**	(2,846)	(9,418)
Net (increase) decrease in federal funds sold and securities purchased under agreements to resell	**805,497**	176,527	(134,094)
Proceeds from sale of investment securities available for sale	**2,386,202**	6,298,862	1,921,554
Proceeds from maturity of investment securities available for sale	**1,303,982**	827,426	3,965,212
Purchases of investment securities available for sale	**(4,188,934)**	(7,200,262)	(6,328,161)
Net increase in loans	**(1,221,673)**	(4,032,060)	(2,918,339)
Fixed assets, net	**(68,206)**	(45,903)	(55,825)
Net increase in company owned life insurance	**(167,677)**	(29,018)	(46,521)
Net (increase) decrease in customers' liability on acceptances outstanding	**(1,921)**	17,142	(31,475)
Net cash provided by acquisition/sale of businesses	**45,463**	442,426	69,512
Net cash used in investing activities	**(1,134,489)**	(3,547,706)	(3,567,555)
FINANCING ACTIVITIES			
Net increase (decrease) in deposits	**3,703,865**	4,658,280	(686,777)
Net decrease in short-term borrowings	**(107,118)**	(831,313)	(716,060)
Net increase (decrease) in acceptances outstanding	**1,921**	(17,142)	31,475
Proceeds from issuance of medium- and long-term debt	**2,081,233**	6,103,664	6,373,364
Repayments and purchases of medium- and long-term debt	**(4,932,466)**	(6,604,430)	(2,981,672)
Redemption of preferred stock	**(250,000)**	—	—
Proceeds from issuance of common stock and other capital transactions	**65,286**	37,240	29,347
Purchase of common stock for treasury and retirement	**(120,630)**	(56,403)	(18,118)
Dividends paid	**(314,052)**	(261,096)	(235,646)
Net cash provided by financing activities	**128,039**	3,028,800	1,795,913
Net increase (decrease) in cash and due from banks	**(5,420)**	420,922	(618,657)
Cash and due from banks at beginning of year	**1,930,682**	1,509,760	2,128,417
Cash and due from banks at end of year	**$ 1,925,262**	$ 1,930,682	$ 1,509,760
Interest paid	**$ 1,419,884**	$ 1,718,365	$ 1,210,598
Income taxes paid	**$ 344,249**	$ 379,250	$ 347,933
Noncash investing and financing activities			
Loan transfers to other real estate	**$ 12,505**	$ 6,870	$ 11,430
Transfer from loans to loans held for sale	**—**	—	620,280

See notes to consolidated financial statements.



ACCOUNTING POLICIES

ORGANIZATION

Comerica Incorporated is a registered financial holding company headquartered in Detroit, Michigan. The Corporation's principal lines of business are the Business Bank, the Individual Bank and the Investment Bank. The core businesses are tailored to each of the Corporation's four primary geographic markets: Michigan, Texas, California and Florida.

The accounting and reporting policies of Comerica Incorporated and its subsidiaries conform to accounting principles generally accepted in the United States and prevailing practices within the banking industry. Management makes estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

The following is a summary of the more significant accounting and reporting policies.

CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of all significant intercompany accounts and transactions. Prior years' financial statements are reclassified to conform with current financial statement presentation.

For acquisitions accounted for as pooling-of-interests combinations, the historical consolidated financial statements are restated to include the accounts and results of operations. Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" (issued June 2001), eliminated the pooling-of-interests method for acquisitions initiated after June 30, 2001. For acquisitions using the purchase method of accounting, the assets acquired and liabilities assumed are adjusted to fair market values at the date of acquisition, and the resulting net discount or premium is accreted or amortized into income over the remaining lives of the relevant assets and liabilities. Goodwill representing the excess of cost over the net book value of identifiable assets acquired is amortized on a straight-line basis over periods ranging from 10 to 25 years (weighted average of 19 years). Beginning in 2002, as required by SFAS No. 142 "Goodwill and Other Intangible Assets" (issued June 2001), goodwill will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets that do not have an indefinite life will continue to be amortized over its useful lives. Core deposit intangible assets are amortized on an accelerated method over 10 years.

IMPAIRMENT

The Corporation periodically evaluates long-lived assets, certain identifiable intangibles, deferred costs and goodwill for indication of impairment in value. When required, asset impairment is recorded.

LOANS HELD FOR SALE

Loans held for sale, normally mortgages and Small Business Administration loans, are carried at the lower of cost or market. Market value is determined in the aggregate.

SECURITIES

Investment securities held to maturity are those securities which management has the ability and positive intent to hold to maturity. Investment securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount.

Investment securities that fail to meet the ability and positive intent criteria are accounted for as securities available for sale, and stated at fair value with unrealized gains and losses, net of income taxes, reported as a component of shareholders' equity.

Trading account securities are carried at market value. Realized and unrealized gains or losses on trading securities are included in non-interest income.

Gains or losses on the sale of securities are computed based on the adjusted cost of the specific security.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation, computed on the straight-line method, is charged to operations over the estimated useful lives of the assets. The estimated useful lives are generally 10-33 years for premises that the company owns and 3-8 years for furniture and equipment. Leasehold improvements are amortized over the terms of their respective leases or 10 years, whichever is shorter.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management's assessment of probable losses inherent in the Corporation's credit portfolio. The allowance provides for probable losses that have been identified with specific customer relationships and for probable losses believed to be inherent in the loan portfolio, but that have not been specifically identified. The Corporation allocates the allowance for credit losses to each loan category based on a defined methodology, which has been in use, without material change, for several years. Internal risk ratings are assigned to each business loan at the time of approval and are subject to subsequent periodic reviews by the senior management of the Credit Policy Group. Business loans are defined as those belonging to the commercial, international, real estate construction, commercial mortgage and lease financing categories. A detailed credit quality review is performed quarterly on large business loans which have deteriorated below certain levels of credit risk. A specific portion of the allowance is allocated to such loans based upon this review. The portion of the allowance allocated to the remaining business loans is determined by applying projected loss ratios to each risk rating based on numerous factors identified below. The portion of the allowance allocated to consumer loans is determined by applying projected loss ratios to various segments of the loan portfolio. Projected loss ratios incorporate factors such as recent loan loss experience, current economic conditions and trends, and trends with respect to past due and nonaccrual amounts.

Management maintains an unallocated allowance to recognize the uncertainty and imprecision underlying the process of estimating expected credit losses. This uncertainty occurs because other factors affecting the determination of probable losses inherent in the loan portfolio may exist which are not necessarily captured by the application of historical loss ratios. Loans which are deemed uncollectible are charged off and deducted from the allowance. The provision for credit losses and recoveries on loans previously charged off are added to the allowance.

Management also considers industry norms and the expectations from rating agencies and banking regulators in determining the adequacy of the allowance. The total allowance, including the unallocated amount, is available to absorb losses from any segment within the portfolio.

NONPERFORMING ASSETS

Nonperforming assets are comprised of loans for which the accrual of interest has been discontinued, loans for which the terms have been renegotiated to less than market rates due to a serious weakening of the borrower's financial condition and other real estate which has been acquired primarily through foreclosure and is awaiting disposition.

Loans which were restructured, but yield a rate equal to or greater than the rate charged for new loans with comparable risk and have met the requirements for accrual status, are generally not reported as nonperforming assets. Such loans continue to be evaluated for impairment for the remainder of the calendar year of the modifications. These loans may be excluded from the impairment assessment in the calendar years subsequent to the restructuring if not impaired based on the modified terms. See Note 4 on page 49 for additional information on loan impairment.

Consumer loans are generally not placed on nonaccrual status and are charged off no later than 180 days past due, or earlier if deemed uncollectible. Loans other than consumer are generally placed on nonaccrual status when principal or interest is past due 90 days or more and/or when, in the opinion of management, full collection of principal or interest is unlikely. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is charged against current income. Income on such loans is then recognized only to the extent that cash is received and where future collection of principal is probable. Generally, a loan may be returned to accrual status when all delinquent principal and interest have been received and the Corporation expects repayment of the remaining contractual principal and interest or when the loan is both well secured and in the process of collection. A nonaccrual loan that is restructured will generally remain on nonaccrual for a period of six months to demonstrate that the borrower can meet the restructured terms. However, sustained payment performance prior to the restructuring, or significant events that coincide with the restructuring, are included in assessing whether the borrower can meet the restructured terms. These factors may result in the loan being returned to an accrual basis at the time of restructuring or upon satisfaction of a shorter performance period. If management is uncertain whether the borrower has the ability to meet the revised payment schedule, the loan remains classified as nonaccrual. Other real estate acquired is carried at the lower of cost or fair value, minus estimated costs to sell. When the property is acquired through foreclosure, any excess of the related loan balance over fair value is charged to the allowance for credit losses. Subsequent write-downs, operating expenses and losses upon sale, if any, are charged to noninterest expenses.

STOCK-BASED COMPENSATION

The Corporation elected to continue to apply the intrinsic value method in accounting for its stock-based compensation plans. Information on the Corporation's stock-based compensation plans is included in Note 14 on page 53.

PENSION COSTS

Pension costs are charged to salaries and employee benefits expense and funded consistent with the requirements of federal law and regulations.

POSTRETIREMENT BENEFITS

Postretirement benefits are recognized in the financial statements during the employee's active service period.

DERIVATIVE FINANCIAL INSTRUMENTS AND FOREIGN EXCHANGE CONTRACTS

Beginning January 1, 2001, derivative instruments are carried at fair value as either other assets or liabilities on the balance sheet. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument is determined by whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Corporation designates the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments designated and qualifying as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item (i.e. the ineffective portion), if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

In 2000, the fair value of interest rate and foreign exchange swaps, interest rate caps and floors and futures and forward contracts used to hedge the Corporation's interest rate and foreign currency risk was not reflected on the balance sheet. These instruments, with the exception of futures and forward contracts, were accounted for on an accrual basis since there was a high correlation with the on-balance sheet instrument being hedged.

Foreign exchange futures and forward contracts, foreign currency options, interest rate caps and interest rate swap agreements executed as a service to customers are not designated as hedging instruments and both the realized and unrealized gains and losses on these instruments are recognized currently in noninterest income.

INCOME TAXES

Provisions for income taxes are based on amounts reported in the statements of income (after exclusion of nontaxable income such as interest on state and municipal securities) and include deferred income taxes on temporary differences between the tax basis and financial reporting basis of assets and liabilities. Deferred taxes are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.

STATEMENTS OF CASH FLOWS

For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption, "Cash and due from banks."

DEFERRED DISTRIBUTION COSTS

Certain mutual fund distribution costs are capitalized when paid and amortized over six years. Fees that contractually recoup the deferred costs are received over a 6 – 8 year period. The net of fees and amortization is recorded in noninterest income.

LOAN ORIGINATION FEES AND COSTS

Loan origination and commitment fees are deferred and recognized over the life of the related loan or over the commitment period as a yield adjustment. Loan fees on unused commitments and fees related to loans sold are recognized currently as noninterest income.

OTHER COMPREHENSIVE INCOME

The Corporation has elected to present information on comprehensive income in the Consolidated Statements of Changes in Shareholders' Equity on page 44 and in Note 12 on page 52.

2 ACQUISITIONS

In January 2001, the Corporation merged with Imperial Bancorp (Imperial), a $7 billion (assets) bank holding company, through an exchange of 0.46 shares of Comerica common stock for each share of Imperial common stock. The Corporation issued 21 million shares of common stock as part of the transaction. The financial information presented in this annual report is restated to include the accounts and results of operations of Imperial, which was accounted for as a pooling-of-interests combination. The Corporation incurred a pre-tax, merger-related and restructuring charge of $173 million ($128 million after-tax) in 2001 in connection with the acquisition. As of December 31, 2001, all merger-related expenses have been incurred.

At December 31, 2001, the Corporation owned 12 million shares, or approximately 55%, of the outstanding common stock of Official Payment Corporation ("OPAY")(Nasdaq: OPAY). OPAY completed an initial public offering ("IPO") on November 23, 1999, of 5 million shares of common stock priced at $15 per share. As a result of the offering, the Corporation's ownership percentage of OPAY's common stock decreased from 80% to approximately 56% of total outstanding shares. The Corporation recognized a $44 million pre-tax gain in 1999 representing the increase in its basis in OPAY stock due to the IPO. The gain is reflected in "Net gain on sale of businesses" in the Consolidated Statements of Income.

3 INVESTMENT SECURITIES

Information concerning investment securities as shown in the consolidated balance sheets of the Corporation was as follows:

(in thousands)

December 31, 2001	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government and agency securities	**$3,879,206**	**$47,535**	**$ 6,903**	**$3,919,838**
State and municipal securities	**30,935**	**1,200**	**4**	**32,131**
Other securities	**355,344**	**1,141**	**17,730**	**338,755**
Total securities available for sale	**$4,265,485**	**$49,876**	**$24,637**	**$4,290,724**
December 31, 2000				
U.S. government and agency securities	$ 3,120,561	$ 22,476	$ 8,417	$ 3,134,620
State and municipal securities	44,920	1,417	40	46,297
Other securities	713,101	6,599	9,892	709,808
Total securities available for sale	$ 3,878,582	$ 30,492	$ 18,349	$ 3,890,725

The cost and estimated fair values of debt securities by contractual maturity were as follows (securities with multiple maturity dates are classified in the period of final maturity). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in thousands)

December 31, 2001	Cost	Estimated Fair Value
Contractual maturity		
Within one year	**$ 188,685**	**$ 191,044**
Over one year to five years	**193,067**	**189,032**
Over five years to ten years	**36,527**	**33,502**
Over ten years	**35,824**	**27,366**
Subtotal securities	**454,103**	**440,944**
Mortgage-backed securities	**3,721,019**	**3,759,379**
Equity and other nondebt securities	**90,363**	**90,401**
Total securities available for sale	**$4,265,485**	**$4,290,724**

Sales, calls and write-downs of investment securities available for sale resulted in realized gains and losses as follows:

(in thousands)

Year Ended December 31	2001	2000
Securities gains	**$29,453**	$20,152
Securities losses	**(9,690)**	(3,857)
Total	**$19,763**	$16,295

Assets, principally securities, carried at approximately $1.9 billion at December 31, 2001, were pledged to secure public deposits (including State of Michigan deposits of $122 million at December 31, 2001) and for other purposes as required by law.

4 NONPERFORMING ASSETS

The following table summarizes nonperforming assets and loans which are contractually past due 90 days or more as to interest or principal payments. Nonperforming assets consist of nonaccrual loans, reduced-rate loans and other real estate. Nonaccrual loans are those on which interest is not being recognized. Reduced-rate loans are those on which interest has been renegotiated to lower than market rates because of the weakened financial condition of the borrower.

Nonaccrual and reduced-rate loans are included in loans on the consolidated balance sheet.

(in thousands)

December 31	2001	2000
Nonaccrual loans		
Commercial loans	**$467,078**	$233,408
International loans	**109,349**	68,911
Real estate construction loans	**9,751**	4,542
Commercial mortgage loans	**17,891**	17,398
Residential mortgage loans	**323**	185
Consumer loans	**4,727**	3,080
Lease financing	**7,349**	3,837
Total	**616,468**	331,361
Reduced-rate loans	**219**	2,306
Total nonperforming loans	**616,687**	333,667
Other real estate	**10,104**	5,577
Total nonperforming assets	**$626,791**	$339,244
Loans past due 90 days and still accruing	**$ 44,089**	$ 36,176
Gross interest income that would have been recorded had the nonaccrual and reduced-rate loans performed in accordance with original terms	**$ 60,867**	$ 41,733
Interest income recognized	**$ 16,958**	$ 7,934

A loan is impaired when it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. Consistent with this definition, all nonaccrual and reduced-rate loans (with the exception of residential mortgage and consumer loans) are impaired.

Impaired loans at December 31, 2001, were $674 million, $62 million of which were formerly on nonaccrual status, but were restructured and met the requirements to be restored to an accrual basis. These restructured loans are performing in accordance with their modified terms, but, in accordance with impaired loan disclosures must continue to be disclosed as impaired for the remainder of the calendar year of the restructuring. Excluding these restructured loans, impaired loans related to business loans remaining on nonaccrual status totaled $611 million at December 31, 2001.

(in thousands)

December 31	2001	2000	1999
Average impaired loans for the year	**$548,662**	$292,665	$209,480
Total period-end impaired loans	**$673,812**	$364,895	$199,922
Less: Loans returned to accrual status during the year	**(62,394)**	(36,799)	(13,168)
Total period-end nonaccrual business loans	**$611,418**	$328,096	$186,754
Period-end impaired loans requiring an allowance	**$561,681**	$277,159	$184,607
Impairment allowance	**$228,417**	$104,107	$ 61,913

Those impaired loans not requiring an allowance represent loans for which the fair value exceeded the recorded investment in the loan. Thirty-one percent of the total impaired loans at December 31, 2001, are evaluated based on fair value of related collateral. Remaining loan impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate.

5 ALLOWANCE FOR CREDIT LOSSES

An analysis of changes in the allowance for credit losses follows:

(dollar amounts in thousands)

	2001	2000	1999
Balance at January 1	**$ 608,110**	$ 548,147	$ 515,058
Loans charged off	**(231,600)**	(223,527)	(143,727)
Recoveries on loans previously charged off	**42,764**	28,745	34,563
Net loans charged off	**(188,836)**	(194,782)	(109,164)
Provision for credit losses	**236,000**	254,800	146,220
Transfer to loans held for sale	**—**	—	(4,000)
Foreign currency translation adjustment	**(180)**	(55)	33
Balance at December 31	**$ 655,094**	$ 608,110	$ 548,147
As a percent of total loans	**1.59%**	1.51%	1.51%

The provision for credit losses in 2001 included a $25 million merger-related charge to conform the credit policies of Imperial with Comerica.

6 SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Concentrations of both on-balance sheet and off-balance sheet credit risk are controlled and monitored as part of credit policies. The Corporation is a regional financial holding company with a geographic concentration of its on-balance sheet and off-balance sheet activities in Michigan. In addition, the Corporation has an industry concentration with the automotive industry.

At December 31, 2001 and 2000, exposure from loan commitments and guarantees to companies related to the automotive industry totaled $11.2 billion and $10.6 billion, respectively. Additionally, commercial real estate loans, including commercial mortgages and construction loans, totaled $9.5 billion at December 31, 2001 and $8.3 billion at year-end 2000. Approximately $4.3 billion of commercial real estate and real estate construction loans at December 31, 2001, involved owner-occupied properties. Those borrowers are involved in business activities other than real estate, and the sources of repayment are not dependent on the performance of the real estate market.

7 PREMISES & EQUIPMENT & OTHER NONCANCELLABLE OBLIGATIONS

A summary of premises and equipment at December 31 by major category follows:

(in thousands)

	2001	2000
Land	**$ 55,565**	$ 54,878
Buildings and improvements	**391,059**	379,019
Furniture and equipment	**383,299**	384,452
Total cost	**829,923**	818,349
Less accumulated depreciation and amortization	**(477,109)**	(470,387)
Net book value	**$352,814**	$ 347,962

Rental expense for leased properties and equipment amounted to $55 million in 2001, $51 million in 2000 and $50 million in 1999. Future minimum payments under noncancellable obligations are as follows:

(in thousands)

2002	**$ 69,453**
2003	**67,848**
2004	**58,210**
2005	**50,467**
2006	**38,384**
2007 and later	**255,401**

8 DEPOSITS

A maturity distribution of domestic certificates of deposits of $100,000 and over at December 31 follows:

(in millions)

	2001	2000
Three months or less	**$4,387**	$3,206
Over three months to six months	**1,513**	2,028
Over six months to twelve months	**1,946**	2,061
Over twelve months	**501**	349
Total	**$8,347**	$7,644

9 SHORT-TERM BORROWINGS

Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other borrowed funds, consisting of commercial paper, borrowed securities, term federal funds purchased, short-term notes and treasury tax and loan deposits, generally mature within one to 120 days from the transaction date. The table at left provides a summary of short-term borrowings at December 31, 2001 and 2000.

(in thousands)

December 31, 2001	Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	Other Borrowed Funds
Amount outstanding at year-end	**$1,693,447**	**$292,816**
Weighted average interest rate at year-end	**1.64%**	**1.81%**
December 31, 2000		
Amount outstanding at year-end	$ 1,640,006	$ 453,375
Weighted average interest rate at year-end	6.37%	5.51%
December 31, 1999		
Amount outstanding at year-end	$ 1,387,536	$1,537,158
Weighted average interest rate at year-end	4.43%	4.45%

At December 31, 2001, the parent company had available a $250 million commercial paper facility of which $140 million was outstanding. This facility is supported by a $200 million line of credit agreement. Under the current agreement, the line will expire in May 2002.

At December 31, 2001, the Corporation's subsidiary banks had pledged loans totaling $21.8 billion to secure a $16 billion collateralized borrowing account with the Federal Reserve Bank.

10 MEDIUM- & LONG-TERM DEBT

Medium- and long-term debt consisted of the following at December 31:

(in thousands)

	2001	2000
Parent Company		
7.25% subordinated notes due 2007	**$ 156,288**	$ 157,414
Subsidiaries		
Subordinated notes:		
7.25% subordinated notes due 2007	**215,747**	198,703
8.375% subordinated notes due 2024	**179,152**	155,071
7.25% subordinated notes due 2002	**186,774**	149,719
6.875% subordinated notes due 2008	**107,642**	103,272
7.125% subordinated notes due 2013	**155,490**	154,486
7.875% subordinated notes due 2026	**168,029**	172,346
6.00% subordinated notes due 2008	**256,031**	248,238
7.65% subordinated notes due 2010	**267,661**	248,385
8.50% subordinated notes due 2009	**102,234**	99,474
Total subordinated notes	**1,638,760**	1,529,694
Medium-term notes:		
Floating rate based on LIBOR indices	**2,355,618**	5,048,972
Floating rate based on Treasury indices	**—**	125,000
Floating rate based on Prime indices	**—**	1,320,964
Total medium-term notes	**2,355,618**	6,494,936
Variable rate secured debt financings due 2007	**956,260**	—
Notes payable	**—**	13,445
9.98% trust preferred securities due 2026	**56,234**	63,690
7.60% trust preferred securities due 2050	**339,351**	—
Total subsidiaries	**5,346,223**	8,101,765
Total medium- and long-term debt	**$5,502,511**	$8,259,179

The carrying value of medium- and long-term debt in 2001 has been adjusted to reflect the gain or loss attributable to the risk hedged by risk management interest rate swaps that qualify as fair value hedges. Concurrent with the issuance of certain of the medium- and long-term debt presented above, the Corporation entered into interest rate swap agreements to convert the stated rate of the debt to a rate based on the indices identified in the following table.

(dollar amounts in thousands)

	Principal Amount of Debt Converted	Base Rate	Base Rate at 12/31/01
Parent company			
7.25% subordinated notes	$150,000	6-month LIBOR	**2.01%**
Subsidiaries			
Subordinated notes:			
7.25% subordinated notes	$200,000	6-month LIBOR	**2.01%**
8.375% subordinated notes	150,000	6-month LIBOR	**2.01%**
7.25% subordinated notes	150,000	6-month LIBOR	**2.01%**
6.875% subordinated notes	100,000	6-month LIBOR	**2.01%**
6.00% subordinated notes	250,000	6-month LIBOR	**2.01%**
7.125% subordinated notes	150,000	6-month LIBOR	**2.01%**
7.875% subordinated notes	150,000	6-month LIBOR	**2.01%**
7.65% subordinated notes	250,000	3-month LIBOR	**1.91%**
8.50% subordinated notes	100,000	3-month LIBOR	**1.91%**

All subordinated notes with maturities greater than one year qualify as Tier 2 capital.

The Corporation currently has two medium-term note programs: a senior note program and a European note program. Under these programs, certain bank subsidiaries may offer an aggregate principal amount of up to $17 billion. The notes can be issued as fixed or floating rate notes and with terms from one month to 15 years. The interest rates on the floating rate medium-term notes based on LIBOR ranged from three-month LIBOR plus 0.07% to one-month LIBOR plus 0.20%. The notes are due from 2002 to 2005. There are no floating rate notes outstanding based on Treasury or Prime indices at December 31, 2001. The medium-term notes do not qualify as Tier 2 capital and are not insured by the FDIC. In July 2001, Comerica issued $350 million of 7.60% Trust Preferred Securities which are classified in medium- and long-term debt. The securities pay interest each quarter beginning October 1, 2001, and are callable any time after July 30, 2006. The Corporation used the proceeds from the issuance to redeem and retire in total the $250 million of preferred stock that was outstanding and for other general corporate purposes. The Corporation also has $55 million of 9.98% trust preferred securities classified in medium- and long-term debt at December 31, 2001. The securities pay interest semi-annually in June and December, and are callable anytime after June 30, 2007. The Corporation purchased and retired $10 million of these securities in 2001.

In December 2001, the Corporation privately placed approximately $1 billion of variable rate notes as part of a secured financing transaction. The Corporation utilized approximately $1.2 billion of dealer floor plan loans as collateral in conjunction with this transaction. The over-collateralization of the issuance provided for a preferred credit rating status. The secured financing includes $904 million of deferred payment notes bearing interest at the rate of 30 basis points plus a commercial paper reference rate, and $60 million of deferred payment notes based on one-month LIBOR. The interest rate on each of these note issuances is reset monthly. The $904 deferred payment notes, which may be redeemed upon the occurence of certain conditions, mature in December 2007. Interest will accrue on the $60 million deferred payment notes until January 2007, at which time the notes become redeemable by the holder. These notes do not qualify as Tier 2 capital and are not insured by the FDIC. The principal maturities of medium- and long-term debt are as follows:

(in thousands)

2002	**$1,558,000**
2003	**680,000**
2004	**100,000**
2005	**185,000**
2006	**—**
2007 and later	**2,879,000**

11 SHAREHOLDERS' EQUITY

In October 2000, in connection with the Imperial acquisition, the Board of Directors of the Corporation rescinded the then existing share repurchase program. In March 2001, the Board approved a one million (1,000,000) share repurchase program, which was completed in the third quarter 2001. In August 2001, the Board authorized the repurchase of up to an additional ten million (10,000,000) shares of Comerica Incorporated outstanding common stock. At December 31, 2001, 1.2 million shares had been repurchased under this program.

At December 31, 2001, the Corporation had reserved 29.0 million shares of common stock for issuance to employees and directors under the long-term incentive plans.

In August 2001, the Corporation retired 5 million shares of Fixed/Adjustable Rate Noncumulative Preferred Stock, Series E, with a stated value of $50 per share.

12 OTHER COMPREHENSIVE INCOME

Other comprehensive income includes the change in unrealized gains and losses on investment securities available for sale, the change in accumulated net gains and losses on cash flow hedges and the change in the accumulated foreign currency translation adjustment. The Consolidated Statements of Changes in Shareholders' Equity includes only combined, net of tax, other comprehensive income. The following presents reconciliations of the components of accumulated other comprehensive income for the years ended December 31, 2001, 2000 and 1999.

The adoption of Statement No. 133 on January 1, 2001 resulted in a cumulative effect of an accounting change of $65 million, $42 million net of tax, included in other comprehensive income. For a further discussion of the effect of derivative instruments on other comprehensive income see Notes 1 and 20 to the consolidated financial statements.

(in thousands)

Year Ended December 31	2001	2000	1999
Net unrealized gains (losses) on investment securities available for sale:			
Balance at beginning of year	**$ 8,016**	$(22,719)	$ (8,203)
Net unrealized holding gains (losses) arising during the period	**31,901**	61,996	(12,452)
Less: Reclassification adjustment for gains (losses) included in net income	**19,763**	16,295	8,675
Change in net unrealized gains (losses) before income taxes	**12,138**	45,701	(21,127)
Provision for income taxes	**4,248**	14,966	(6,611)
Change in net unrealized gains (losses) on investment securities available for sale, net of tax	**7,890**	30,735	(14,516)
Balance at December 31	**$ 15,906**	$ 8,016	$(22,719)
Accumulated net gains (losses) on cash flow hedges:			
Balance at beginning of year	**$ —**	$ —	$ —
Transition adjustment upon adoption of accounting standard	**64,705**	—	—
Net cash flow hedge gains (losses) arising during the period	**432,744**	—	—
Less: Reclassification adjustment for gains (losses) included in net income	**174,618**	—	—
Change in cash flow hedges before income taxes	**322,831**	—	—
Provision for income taxes	**112,991**	—	—
Change in cash flow hedges, net of tax	**209,840**	—	—
Balance at December 31	**$209,840**	$ —	$ —
Accumulated foreign currency translation adjustment:			
Balance at beginning of year	**$ 4,081**	$ 1,015	$ 1,233
Net translation gains (losses) arising during the period	**(4,853)**	3,066	(218)
Less: Reclassification adjustment for gains (losses) included in net income	**(643)**	—	—
Change in translation adjustment before income taxes	**(4,210)**	3,066	(218)
Provision for income taxes	**—**	—	—
Change in foreign currency translation adjustment, net of tax	**(4,210)**	3,066	(218)
Balance at December 31	**$ (129)**	$ 4,081	$ 1,015
Total accumulated other comprehensive income, net of taxes, at December 31	**$225,617**	$ 12,097	$(21,704)

13 NET INCOME PER COMMON SHARE

Basic net income per common share is computed by dividing net income applicable to common stock by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is computed by dividing net income applicable to common stock by the weighted average number of shares, nonvested stock and dilutive common stock equivalents outstanding during the period. Common stock equivalents consist of common stock issuable under the assumed exercise of stock options granted under the Corporation's stock plans, using the treasury stock method. Unallocated employee stock ownership plan shares are not included in average shares outstanding. A computation of earnings per share is presented at right.

(in thousands, except per share data)

Year Ended December 31	2001	2000	1999
Basic			
Average shares outstanding	**177,665**	176,826	176,771
Net income	**$709,578**	$790,735	$759,415
Less preferred stock dividends	**11,608**	17,100	17,100
Net income applicable to common stock	**$697,970**	$773,635	$742,315
Basic net income per common share	**$ 3.93**	$ 4.38	$ 4.20
Diluted			
Average shares outstanding	**177,665**	176,826	176,771
Nonvested stock	**238**	159	167
Common stock equivalents			
Net effect of the assumed			
exercise of stock options	**2,121**	2,395	2,863
Diluted average shares	**180,024**	179,380	179,801
Net income	**$709,578**	$790,735	$759,415
Less preferred stock dividends	**11,608**	17,100	17,100
Net income applicable to common stock	**$697,970**	$773,635	$742,315
Diluted net income per common share	**$ 3.88**	$ 4.31	$ 4.13

14 LONG-TERM INCENTIVE PLANS

The Corporation has long-term incentive plans under which it has awarded both shares of restricted stock to key executive officers and stock options to executive officers, directors and key personnel of the Corporation and its subsidiaries. The Corporation has elected to follow the intrinsic value method in accounting for its employee and director stock options when the exercise price equals the market price of the underlying stock on the date of grant. The maturity of each option is determined at the date of grant; however, no options may be exercised later than ten years from the date of grant. The options may have restrictions regarding exercisability. A majority of the Corporation's options vest over a four-year period.

Pro forma information regarding net income and earnings per share was determined as if the Corporation had accounted for its employee and director stock options under the fair value method. The fair value of options was estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The model may not necessarily provide a reliable single measure of the fair value of employee and director stock options. The Corporation's employee and director stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate.

The fair value of the options was estimated using an option valuation model with the following weighted-average assumptions:

	2001	2000	1999
Risk-free interest rate	**4.88%**	6.46%	5.15%
Expected dividend yield	**2.66%**	2.84%	3.24%
Expected volatility factors of the market			
price of Comerica common stock	**31%**	28%	24%
Expected option life (in years)	**4.8**	4.8	4.8

		Average per Share	
	Number	Exercise Price	Market Price
Outstanding – December 31, 1998	10,234,956	$ 33.26	$68.19
Granted	2,388,392	64.86	66.63
Cancelled	(259,697)	56.27	58.69
Exercised	(801,136)	18.44	62.76
Expired	—		
Outstanding – December 31, 1999	11,562,515	$ 40.32	$46.69
Granted	2,781,847	42.53	41.95
Cancelled	(261,986)	50.92	49.58
Exercised	(1,522,564)	17.16	17.31
Expired	—		
Outstanding – December 31, 2000	12,559,812	$ 43.38	$59.38
Granted	**2,566,441**	**52.00**	**52.00**
Cancelled	**(269,735)**	**54.32**	**64.74**
Exercised	**(1,757,074)**	**28.71**	**59.70**
Expired	**—**		
Outstanding – December 31, 2001	**13,099,444**	**$46.81**	**$57.30**
Exercisable – December 31, 2000	8,026,508	$ 39.09	
Exercisable – December 31, 2001	**8,159,135**	**43.13**	
Available for grant – December 31, 2001	**15,893,000**		

Had compensation cost for the Corporation's stock-based compensation plans been determined in accordance with the fair value provisions, net income and earnings per share would have been as follows:

(in thousands, except per share data)

	2001	2000	1999
Pro forma net income applicable			
to common stock	**$653,266**	$747,700	$719,598
Pro forma earnings per share:			
Basic	**$ 3.68**	$ 4.23	$ 4.07
Diluted	**3.63**	4.17	4.00

14 LONG-TERM INCENTIVE PLANS (CONTINUED)

The pro forma net income and earnings per share presented on the previous page includes the compensation cost associated with options to acquire OPAY stock granted to employees of the Corporation's OPAY subsidiary. Other disclosures provided in this note do not include information related to the OPAY stock option plan. Pro forma net income applicable to common and earnings per share in 2001 was affected by the accelerated vesting of former Imperial and OPAY stock options as a result of the Imperial acquisition.

The table to the right summarizes information about stock options outstanding at December 31, 2001:

	Outstanding			Exercisable	
Exercise Price Range	Shares	Average Life (a)	Average Exercise Price	Shares	Average Exercise Price
$ 5.87 -$18.75	1,272,196	2.9	$17.75	1,272,196	$17.75
19.83 - 37.74	1,893,037	3.7	24.84	1,893,037	24.84
40.09 - 49.81	3,520,206	7.2	41.42	2,213,548	41.36
50.17 - 59.24	2,606,273	9.3	54.58	88,863	53.16
60.31 - 66.81	2,076,506	7.2	66.59	1,300,885	66.52
68.44 - 71.58	1,731,226	6.2	71.58	1,390,606	71.58
Total	13,099,444	6.6	46.81	8,159,135	43.13

(a) Average contractual life remaining in years.

In 2001, the Corporation awarded 162 thousand shares of restricted stock. The fair value of these shares at grant date was $9 million.

15 EMPLOYEE BENEFIT PLANS

The Corporation has a defined benefit pension plan in effect for substantially all full-time employees. Staff expense includes income of $1.4 million in 2001, $7.9 million in 2000 and $0.8 million in 1999 for the plan. Benefits under the plan are based primarily on years of service, age and compensation during the five highest paid consecutive calendar years occurring during the last ten years before retirement. The plan's assets primarily consist of units of certain collective investment funds administered by Munder Capital Management, equity securities, U.S. government and agency securities and corporate bonds and notes.

The Corporation's postretirement benefits plan continues postretirement health care and life insurance benefits for retirees as of December 31, 1992, and life insurance only for retirees after that date. The Corporation has funded the plan with a company-owned life insurance contract.

The tables below set forth reconciliations of the Corporation's pension and postretirement plan obligations and plan assets:

(in thousands)

	Defined Benefit Pension Plan		Postretirement Benefit Plan	
	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at January 1	**$590,627**	$509,686	**$75,952**	$74,562
Service cost	**15,548**	13,531	**88**	79
Interest cost	**46,998**	42,839	**5,708**	5,541
Amendments	**—**	25,696	**—**	—
Actuarial (gain) loss	**65,164**	22,294	**1,853**	2,892
Benefits paid	**(25,042)**	(23,419)	**(6,112)**	(7,122)
Benefit obligation at December 31	**$693,295**	$590,627	**$77,489**	$75,952
Change in plan assets:				
Fair value of plan assets at January 1	**$631,019**	$651,782	**$85,711**	$84,391
Actual return on plan assets	**(33,829)**	2,656	**637**	5,136
Employer contributions	**36,600**	—	**3,089**	3,306
Benefits paid	**(25,042)**	(23,419)	**(6,112)**	(7,122)
Fair value of plan assets at December 31	**$608,748**	$631,019	**$83,325**	$85,711

The following table sets forth the funded status of the defined benefit pension and postretirement plan and amounts recognized on the Corporation's balance sheet:

(in thousands)

	Defined Benefit Pension Plan		Postretirement Benefit Plan	
	2001	2000	2001	2000
Funded status at December 31	**$(84,547)**	$ 40,393	**$ 5,836**	$ 9,758
Unrecognized net (gain) loss	**139,142**	(24,927)	**10,606**	3,282
Unrecognized net transition (asset) obligation	**19,576**	(856)	**47,083**	51,388
Unrecognized prior service cost	**—**	21,597	**—**	—
Prepaid benefit cost	**$ 74,171**	$ 36,207	**$63,525**	$64,428

The change in funding status of the defined benefit pension plan from 2000 to 2001 is a result of lower than expected investment performance in 2001. Future contributions to the plan and improved earnings performance of the plan is expected to return the plan to a fully funded status. The Corporation has met or exceeded all minimum funding standards for the defined benefit pension plan.

Components of net periodic benefit cost (income):

Defined Benefit Pension Plan
(in thousands)

	2001	2000	1999
Service cost	**$ 15,548**	$ 13,531	$ 15,387
Interest cost	**46,999**	42,839	38,118
Expected return on plan assets	**(67,145)**	(60,920)	(51,241)
Amortization of unrecognized transition asset	**2,069**	(4,834)	(4,834)
Amortization of unrecognized prior service cost	**2,021**	2,026	(322)
Amortization of unrecognized net (gain) loss	**(856)**	(584)	2,132
Net periodic benefit income	**$ (1,364)**	$ (7,942)	$ (760)

15 EMPLOYEE BENEFIT PLANS (CONTINUED)

Postretirement Benefit Plan
(in thousands)

	2001	2000	1999
Service cost	**$ 88**	$ 79	$ 256
Interest cost	**5,708**	5,541	5,308
Expected return on plan assets	**(6,109)**	(6,069)	(5,935)
Amortization of unrecognized transition obligation	**4,306**	4,305	4,628
Net periodic benefit cost	**$ 3,993**	$ 3,856	$ 4,257

Actuarial assumptions were as follows:

Defined Benefit Pension Plan

	2001	2000	1999
Discount rate used in determining benefit obligation	**7.4%**	7.9%	8.0%
Long-term rate of return on assets	**10.0%**	10.0%	9.3%
Rate of compensation increase	**5.0%**	5.0%	5.0%

Postretirement Benefit Plan

	2001	2000	1999
Discount rate used in determining benefit obligation	**7.4%**	7.9%	8.0%
Long-term rate of return on assets	**6.7%**	6.7%	6.7%

The health care and prescription drug cost trend rates projected for 2001 were eight percent and 10 percent, respectively. Each health care cost trend rate is assumed to gradually decrease to five percent by the year 2007. Increasing each health care rate by one percentage point would increase the accumulated postretirement benefit obligation by $6 million at December 31, 2001, and the aggregate of the service and interest cost components by $418 thousand for the year ended December 31, 2001. Decreasing each health care rate by one percentage point would decrease the accumulated postretirement benefit obligation by $5 million at December 31, 2001, and the aggregate of the service and interest cost components by $367 thousand for the year ended December 31, 2001.

The Corporation also maintains defined contribution plans (including 401(k) plans) for various groups of its employees. All of the Corporation's employees are eligible to participate in one or more of the plans. The Corporation makes matching contributions, most of which are based on a declining percentage of employee contributions (currently, maximum per employee is $1,000) as well as a performance-based matching contribution based on the Corporation's financial performance. Staff expense includes expense of $16.6 million in 2001, $18.7 million in 2000 and $16.7 million in 1999 for the plans.

Prior to the merger, Imperial maintained an employee stock ownership plan ("ESOP") for certain employees. Imperial recorded compensation expense equal to the fair value of the shares allocated under the plan. The contributions to the plan are discretionary. At December 31, 2000 the plan was externally leveraged. Imperial borrowed $6 million from a correspondent bank in 1999 and an additional $6 million in 2000 to fund the purchase of 133,723 and 165,227 shares of common stock, respectively, for contribution to the ESOP. In 2001 the plan was converted to an internally leveraged plan and merged into the Corporation's 401(k) plan. Shares are released to the ESOP as principal and interest payments are made on the loans. In 2001, a total of 44,508 shares of common stock, with a cost basis of $1.7 million, were released to the ESOP. For 2000, a total of 70,183 shares, with a cost basis of $3.0 million, were released to the ESOP. At December 31, 2001 and 2000, unearned compensation related to the ESOP of $5.0 million and $6.8 million, respectively, was reflected as a reduction of shareholders' equity. The fair value of unallocated ESOP shares totaled $7.6 million and $10.5 million at December 31, 2001 and 2000, respectively.

Prior to the merger, Imperial also maintained a Deferred Compensation Plan ("DC Plan") to provide specified benefits to certain employees and directors. The DC Plan allowed participants to defer all or a portion of their salary and bonus. Imperial matched from 0% to 50% of certain participants' deferrals under the plan. The match percentage was 25% for 2001 and 50% for 2000 and 1999. The expense related to funding the deferred compensation match totaled $0.6 million, $5.1 million and $3.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. The plan was merged into the Corporation's deferred compensation plan at June 30, 2001. No additional matching contributions are paid to participants under the terms of the merged plan.

16 INCOME TAXES

The current and deferred components of income taxes were as follows:

(in thousands)

	2001	2000	1999
Currently payable			
Federal	**$305,153**	$360,514	$337,127
Foreign	**17,570**	16,120	22,797
State and local	**33,723**	20,809	31,019
	356,446	397,443	390,943
Deferred federal, state and local	**44,613**	33,349	28,404
Total	**$401,059**	$430,792	$419,347

There were $6.9 million, $4.4 million and $3.8 million of income tax provision on securities transactions in 2001, 2000 and 1999, respectively.

The principal components of deferred tax assets and liabilities at December 31 is presented at right:

(in thousands)

	2001	2000
Deferred tax assets:		
Allowance for credit losses	**$ 214,307**	$ 195,425
Allowance for depreciation	**9,642**	3,302
Deferred loan origination fees and costs	**33,413**	31,617
Employee benefits	**37,712**	30,627
Other temporary differences, net	**85,217**	52,109
Total deferred tax assets	**$ 380,291**	$ 313,080
Deferred tax liabilities:		
Lease financing transactions	**$ 423,456**	$ 310,624
OPAY	**11,919**	13,029
Other comprehensive income	**122,324**	4,251
Total deferred tax liabilities	**557,699**	327,904
Net deferred tax liability	**$ 177,408**	$ 14,824

The provision for income taxes differs from that computed by applying the federal statutory rate of 35 percent for the reasons in the following analysis:

(in thousands)

	2001		2000		1999	
	Amount	Rate	Amount	Rate	Amount	Rate
Tax based on federal statutory rate	**$388,723**	**35.0%**	$427,535	35.0%	$412,567	35.0%
Effect of tax-exempt interest income	**(1,807)**	**(0.2)**	(1,917)	(0.2)	(2,856)	(0.2)
State income taxes	**24,275**	**2.2**	18,419	1.5	15,561	1.3
Company owned life insurance	**(13,475)**	**(1.2)**	(11,553)	(0.9)	(11,054)	(0.9)
Goodwill	**7,189**	**0.6**	7,557	0.6	7,584	0.6
Merger-related tax liability adjustment	**(6,853)**	**(0.6)**	—	—	—	—
Other	**3,007**	**0.3**	(9,249)	(0.7)	(2,455)	(0.2)
Provision for income taxes	**$401,059**	**36.1%**	$430,792	35.3%	$419,347	35.6%

17 MERGER-RELATED AND RESTRUCTURING CHARGES

IMPERIAL BANCORP RESTRUCTURING

The Corporation recorded a restructuring charge of $173 million in 2001 related to the acquisition of Imperial Bancorp. The components of this charge, which included $25 million recorded in the provision for credit losses and $148 million recorded in noninterest expenses, are shown in the table below. The integration with Imperial was completed in the fourth quarter of 2001. No additional Imperial-related restructuring charges are expected.

Employee termination costs included the cost of severance, outplacement and other benefits associated with the involuntary termination of employees, primarily senior management and employees in corporate support and data processing functions. A total of 352 employees were terminated in 2001 as part of the restructuring plan. Other employee-related costs include cash payments related to change in control provisions in employment contracts and retention bonuses.

The charge related to conforming policies represents costs associated with conforming the credit and accounting policies of Imperial with those of the Corporation. Of the $36 million charge associated with conforming policies, $25 million was included in the provision for credit losses on the statement of income in the first quarter of 2001. The remaining amount related primarily to a gain on the sale of Imperial's merchant bankcard business, required under an existing Comerica alliance agreement, and conforming commercial equipment lease residual values policies.

The Corporation incurred facilities and operations charges associated with closing excess facilities and replacing signage.

Other merger-related restructuring costs were primarily comprised of investment banking, accounting, consulting and legal fees.

OFFICIAL PAYMENTS CORPORATION (OPAY) RESTRUCTURING

The Corporation recorded a restructuring charge of $4 million in the fourth quarter of 2001 related to its subsidiary, Official Payments Corporation (OPAY), designed to significantly reduce operating expenses and its use of cash. The OPAY restructuring charge is shown net of the portion of the charge attributable to the minority shareholders in OPAY. As part of the restructuring program, OPAY will incorporate newly developed technology into its operations resulting in reductions in salaries and benefits, marketing, administrative and telecommunications costs. No additional restructuring charges are expected as part of this plan.

The restructuring charge included employee termination costs of $1 million which covered the cost of severance, outplacement and other benefits associated with the involuntary termination of

RESTRUCTURING RESERVE ANALYSIS

(in thousands)

	Employee Termination	Other Employee-Related	Conforming Policies	Facilities and Operations	Other	Imperial Total	OPAY Total	Combined Total
Balance at January 1, 2001	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Provision expense charged to operating expense	35,200	49,200	35,900	23,500	28,900	172,700	4,000	176,700
Cash outlays	(29,900)	(36,000)	—	(2,500)	(28,400)	(96,800)	(300)	(97,100)
Noncash write-downs and other	—	(11,100)	(35,900)	(21,000)	—	(68,000)	(1,500)	(69,500)
Balance at December 31, 2001	$ 5,300	$ 2,100	$ —	$ —	$ 500	$ 7,900	$ 2,200	$ 10,100

17 MERGER-RELATED AND RESTRUCTURING CHARGES (CONTINUED)

employees, primarily in corporate support and product development areas. A total of 44 employees are expected to be severed as part of the restructuring plan, 33 of which occurred during the fourth quarter. The remaining employee severances will occur during 2002.

The remainder of the charge was for facilities and operations charges of $3 million associated with asset write-downs and lease terminations for excess facilities and equipment disposed of as part of the restructuring effort.

18 TRANSACTIONS WITH RELATED PARTIES

The bank subsidiaries have had, and expect to have in the future, transactions with the Corporation's directors and their affiliates. Such transactions were made in the ordinary course of business and included extensions of credit, all of which were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in management's opinion, involve more than normal risk of collectibility or present other unfavorable features. The aggregate amount of loans attributable to persons who were related parties at December 31, 2001, totaled $401 million at the beginning and $406 million at the end of 2001. During 2001, new loans to related parties aggregated $448 million and repayments totaled $443 million.

19 REGULATORY CAPITAL & BANKING SUBSIDIARIES

Banking regulations limit the transfer of assets in the form of dividends, loans or advances from the bank subsidiaries to the Corporation. Under the most restrictive of these regulations, the aggregate amount of dividends which can be paid to the Corporation without obtaining prior approval from bank regulatory agencies approximated $641 million at January 1, 2002, plus current year's earnings. Substantially all the assets of the Corporation's subsidiaries are restricted from transfer to the Corporation in the form of loans or advances.

Dividends paid to the Corporation by its banking subsidiaries amounted to $580 million in 2001, $339 million in 2000 and $261 million in 1999.

The Corporation and its banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios of Tier 1 and total capital (as defined in the regulations) to average and risk-weighted assets. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. At December 31, 2001 and 2000, the Corporation and all of its banking subsidiaries exceeded the ratios required for an institution to be considered "well capitalized" (total capital ratio greater than 10 percent). The following is a summary of the capital position of the Corporation and its significant banking subsidiaries.

(in thousands)

December 31, 2001	Comerica Inc. (Consolidated)	Comerica Bank	Comerica Bank-Texas	Comerica Bank-California
Tier 1 common capital	**$4,282,890**	**$2,946,887**	**$401,797**	**$1,174,524**
Tier 1 capital	**4,678,475**	**3,166,887**	**401,797**	**1,174,524**
Total capital	**6,860,542**	**4,880,733**	**548,680**	**1,570,924**
Tier 1 common capital to risk-weighted assets	**7.30%**	**6.99%**	**9.02%**	**8.94%**
Tier 1 capital to risk-weighted assets (minimum-4.0%)	**7.98**	**7.52**	**9.02**	**8.94**
Total capital to risk-weighted assets (minimum-8.0%)	**11.70**	**11.58**	**12.31**	**11.96**
Tier 1 capital to average assets (minimum-3.0%)	**9.36**	**8.90**	**10.42**	**8.66**
December 31, 2000				
Tier 1 common capital	$ 3,914,196	$ 2,923,331	$ 370,520	$ 980,768
Tier 1 capital	4,230,159	2,923,331	370,520	996,768
Total capital	6,398,904	4,600,732	519,976	1,378,907
Tier 1 common capital to risk-weighted assets	6.80%	7.09%	9.43%	7.65%
Tier 1 capital to risk-weighted assets (minimum-4.0%)	7.35	7.09	9.43	7.78
Total capital to risk-weighted assets (minimum-8.0%)	11.11	11.16	13.23	10.76
Tier 1 capital to average assets (minimum-3.0%)	8.74	8.91	9.95	8.17

20 DERIVATIVE AND CREDIT-RELATED FINANCIAL INSTRUMENTS AND FOREIGN EXCHANGE CONTRACTS

In the normal course of business, the Corporation enters into various transactions involving derivative financial instruments, foreign exchange contracts and credit-related financial instruments to manage exposure to fluctuations in interest rate, foreign currency and other market risks and to meet the financing needs of customers. These financial instruments involve, to varying degrees, elements of credit and market risk.

Credit risk is the possible loss that may occur in the event of nonperformance by the counterparty to a financial instrument. The Corporation attempts to minimize credit risk arising from financial instruments by evaluating the creditworthiness of each counterparty, adhering to the same credit approval process used for traditional lending activities. Counterparty risk limits and monitoring procedures have also been established to facilitate the management of credit risk. Collateral is obtained, if deemed necessary, based on the results of management's credit evaluation. Collateral varies, but may include cash, investment securities, accounts receivable, inventory, property, plant and equipment or real estate.

Derivative financial instruments and foreign exchange contracts are traded over an organized exchange or negotiated over-the-counter. Credit risk associated with exchange-traded contracts is typically assumed by the organized exchange. Over-the-counter contracts are tailored to meet the needs of the counterparties involved and, therefore, contain a greater degree of credit risk and liquidity risk than exchange-traded contracts which have standardized terms and readily available price information. The Corporation reduces exposure to credit and liquidity risks from over-the-counter derivative and foreign exchange contracts by conducting such transactions with investment-grade domestic and foreign investment banks or commercial banks.

Market risk is the potential loss that may result from movements in interest or foreign currency rates which cause an unfavorable change in the value of a financial instrument. The Corporation manages this risk by establishing monetary exposure limits and monitoring compliance with those limits. Market risk arising from derivative and foreign exchange positions entered into on behalf of customers is reflected in the consolidated financial statements and may be mitigated by entering into offsetting transactions. Market risk inherent in derivative and foreign exchange contracts held or issued for risk management purposes is generally offset by changes in the value of rate sensitive assets or liabilities.

DERIVATIVE FINANCIAL INSTRUMENTS AND FOREIGN EXCHANGE CONTRACTS

The Corporation, as an end-user, employs a variety of financial instruments for risk management purposes. Activity related to these instruments is centered predominantly in the interest rate markets and mainly involves interest rate swaps. Various other types of instruments are also used to manage exposures to market risks, including interest rate caps and floors, total return swaps, foreign exchange forward contracts and foreign exchange swap agreements.

As part of a fair value hedging strategy, the Corporation has entered into interest rate swap agreements for interest rate risk management purposes. The interest rate swap agreements utilized, effectively modify the Corporation's exposure to interest rate risk by converting fixed-rate deposits and debt to a floating rate. These agreements involve the receipt of fixed rate of interest amounts in exchange for floating rate interest payments over the life of the agreement, without an exchange of the underlying principal amount. No ineffectiveness was required to be recorded on these hedging instruments in the statement of income for the year ended December 31, 2001. As part of a cash flow hedging strategy, the Corporation entered into predominantly 3-year interest rate swap agreements that effectively convert a portion of its existing and forecasted floating-rate loans to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest income over the next three years. Approximately 27% ($11 billion) of the Corporation's outstanding loans were designated as the hedged items to interest rate swap agreements at December 31, 2001. For the year ended December 31, 2001, interest rate swap agreements designated as cash flow hedges increased interest and fees on loans by $175 million. Hedge ineffectiveness that resulted from cash flow hedges of variable rate loans was not material. If interest rates and interest curves remain at their current levels, the Corporation expects to reclassify $198 million of net gains on derivative instruments, that are designated as cash flow hedges, from accumulated other comprehensive income to earnings during the next twelve months due to receipt of variable interest associated with the existing and forecasted floating-rate loans. In addition, the Corporation uses forward foreign exchange contracts to protect the value of its foreign subsidiaries. Realized and unrealized gains and losses from these hedges are not included in the statement of income, but are shown in the accumulated foreign currency translation adjustment account included in other comprehensive income, with the related amounts due to or from counterparties included in other liabilities or other assets. During the year ended December 31, 2001 and 2000, the Corporation recognized immaterial amounts of net gains in accumulated foreign currency translation adjustment, related to the forward foreign exchange contracts.

The Corporation also uses various other types of financial instruments to mitigate interest rate and foreign currency risks associated with specific assets or liabilities. Such instruments include interest rate caps and floors, foreign exchange forward contracts, and foreign exchange cross-currency swaps.

The following table presents the composition of derivative financial instruments and foreign exchange contracts, excluding commitments, held or issued for risk management purposes at December 31, 2001 and 2000. In 2001, the fair values of all derivatives and foreign exchange contracts are reflected in the consolidated balance sheets, as required by SFAS No. 133. In 2000, only the fair values of customer-initiated and other derivatives and foreign exchange contracts are reflected in the consolidated balance sheets.

(in millions)

December 31, 2001	Notional/ Contract Amount	Unrealized Gains	Unrealized Losses	Fair Value
Risk management				
Interest rate contracts:				
Swaps	**$14,497**	**$573**	**$ (2)**	**$571**
Foreign exchange contracts:				
Spot and forwards	**535**	**10**	**(4)**	**6**
Swaps	**285**	**2**	**(17)**	**(15)**
Total foreign exchange contracts	**820**	**12**	**(21)**	**(9)**
Total risk management	**$15,317**	**$585**	**$(23)**	**$562**
December 31, 2000				
Risk management				
Interest rate contracts:				
Swaps	$ 12,594	$ 206	$ (33)	$ 173
Options, caps and floors purchased	6,058	10	(1)	9
Total interest rate contracts	18,652	216	(34)	182
Foreign exchange contracts:				
Spot and forwards	493	18	(6)	12
Swaps	115	1	(13)	(12)
Total foreign exchange contracts	608	19	(19)	—
Total risk management	$ 19,260	$ 235	$ (53)	$ 182

Notional amounts, which represent the extent of involvement in the derivatives market, are generally used to determine the contractual cash flows required in accordance with the terms of the agreement. These amounts are typically not exchanged, significantly exceed amounts subject to credit or market risk and are not reflected in the consolidated balance sheets.

Credit risk, which excludes the effects of any collateral or netting arrangements, is measured as the cost to replace, at current market rates, contracts in a profitable position. The amount of this exposure is represented by the gross unrealized gains on derivative and foreign exchange contracts.

Bilateral collateral agreements with counterparties covered 92 percent and 95 percent of the notional amount of interest rate derivative contracts at December 31, 2001 and 2000, respectively. These agreements reduce credit risk by providing for the exchange of marketable investment securities to secure amounts due on contracts in an unrealized gain position. In addition, at December 31, 2001, master netting arrangements had been established with all interest rate swap counterparties and certain foreign exchange counterparties. These arrangements effectively reduce credit risk by permitting settlement, on a net basis, of contracts entered into with the same counterparty. The Corporation has not experienced any material credit losses associated with derivative or foreign exchange contracts.

On a limited scale, fee income is earned from entering into various transactions, principally foreign exchange contracts and interest rate contracts at the request of customers. Market risk inherent in customer contracts is often mitigated by taking offsetting positions. The Corporation generally does not speculate in derivative financial instruments for the purpose of profiting in the short-term from favorable movements in market rates.

Fair values for customer-initiated and other derivative and foreign exchange contracts represent the net unrealized gains or losses on such contracts and are recorded in the consolidated balance sheets. Changes in fair value are recognized in the consolidated income statements. For the year ended December 31, 2001, unrealized gains and unrealized losses on customer-initiated and other foreign exchange contracts averaged $43 million and $39 million, respectively. For the year ended December 31, 2000, unrealized gains and unrealized losses averaged $26 million and $19 million, respectively. These contracts also generated noninterest income of $21 million in 2001 and $9 million in 2000. Average positive and negative fair values and income related to customer-initiated and other interest rate contracts were not material for 2001 and 2000.

The following table presents the composition of derivative financial instruments and foreign exchange contracts held or issued in connection with customer-initiated and other activities at December 31, 2001 and 2000.

(in millions)

December 31, 2001	Notional/ Contract Amount	Unrealized Gains	Unrealized Losses	Fair Value
Customer-initiated and other				
Interest rate contracts:				
Caps and floors written	**$ 365**	**$—**	**$ (4)**	**$(4)**
Caps and floors purchased	**352**	**4**	**—**	**4**
Swaps	**981**	**14**	**(13)**	**1**
Total interest rate contracts	**1,698**	**18**	**(17)**	**1**
Foreign exchange contracts:				
Spot, forwards, futures and options	**2,323**	**35**	**(29)**	**6**
Swaps	**366**	**2**	**(1)**	**1**
Total foreign exchange contracts	**2,689**	**37**	**(30)**	**7**
Total customer-initiated and other	**$4,387**	**$55**	**$(47)**	**$ 8**
December 31, 2000				
Customer-initiated and other				
Interest rate contracts:				
Caps and floors written	$ 198	$—	$ (1)	$ (1)
Caps and floors purchased	179	1	—	1
Swaps	493	5	(4)	1
Total interest rate contracts	870	6	(5)	1
Foreign exchange contracts:				
Spot, forwards, futures and options	1,827	26	(19)	7
Swaps	50	—	—	—
Total foreign exchange contracts	1,877	26	(19)	7
Total customer-initiated and other	$ 2,747	$ 32	$ (24)	$ 8

Detailed discussions of each class of derivative financial instruments and foreign exchange contracts held or issued by the Corporation for both risk management and customer-initiated and other activities are as follows.

INTEREST RATE SWAPS

Interest rate swaps are agreements in which two parties periodically exchange fixed cash payments for variable payments based on a designated market rate or index (or variable payments based on two different rates or indices for basis swaps), applied to a specified notional amount until a stated maturity. The Corporation's swap agreements are structured such that variable payments are primarily based on prime, one-month LIBOR or three-month LIBOR. These instruments are principally negotiated over-the-counter and are subject to credit risk, market risk and liquidity risk.

INTEREST RATE OPTIONS, INCLUDING CAPS AND FLOORS

Option contracts grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires. Interest rate caps and floors are option-based contracts which entitle the buyer to receive cash payments based on the difference between a designated reference rate and the strike price, applied to a notional amount. Written options, primarily caps, expose the Corporation to market risk but not credit risk. A fee is received at inception for assuming the risk of unfavorable changes in interest rates. Purchased options contain both credit and market risk; however, market risk is limited to the fee paid. Options are either exchange-traded or negotiated over-the-counter. All interest rate caps and floors are over-the-counter agreements.

FOREIGN EXCHANGE CONTRACTS

The Corporation uses foreign exchange rate swaps, including generic receive variable swaps and cross-currency swaps, for risk management purposes. Generic receive variable swaps involve payment, in a foreign currency, of the difference between a contractually fixed exchange rate and an average exchange rate determined at settlement, applied to a notional amount. Cross-currency swaps involve the exchange of both interest and principal amounts in two different currencies. Other foreign exchange contracts such as futures, forwards and options are primarily entered into as a service to customers and to offset market risk arising from such positions. Futures and forward contracts require the delivery or receipt of foreign currency at a specified date and exchange rate. Foreign currency options allow the holder to purchase or sell a foreign currency at a specified date and price. Foreign exchange futures are exchange-traded, while forwards, swaps and most options are negotiated over-the-counter. Foreign exchange contracts expose the Corporation to both market risk and credit risk.

COMMITMENTS

The Corporation also enters into commitments to purchase or sell earning assets for risk management purposes. These transactions, which are similar in nature to forward contracts, did not have a material impact on the consolidated financial statements for the years ended December 31, 2001 and 2000. Commitments to purchase and sell investment securities for the Corporation's trading account totaled $11 million and $10 million, respectively, at December 31, 2001 and $1 million and $2 million, respectively, at December 31, 2000. Outstanding commitments expose the Corporation to both credit and market risk.

CREDIT-RELATED FINANCIAL INSTRUMENTS

The Corporation issues off-balance sheet financial instruments in connection with commercial and consumer lending activities.

Credit risk associated with these instruments is represented by the contractual amounts indicated in the following table:

(in millions)

	2001	2000
Unused commitments to extend credit	**$28,695**	$28,625
Standby letters of credit and financial guarantees	**5,118**	4,692
Commercial letters of credit	**258**	305
Credit default swaps	**7**	44

UNUSED COMMITMENTS TO EXTEND CREDIT

Commitments to extend credit are legally binding agreements to lend to a customer, provided there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being drawn upon, the total contractual amount of commitments does not necessarily represent future cash requirements of the Corporation. Total unused commitments to extend credit included bankcard, revolving check credit and equity access loan commitments of $1 billion at December 31, 2001 and 2000. Other unused commitments, primarily variable rate, totaled $28 billion at December 31, 2001 and 2000.

STANDBY AND COMMERCIAL LETTERS OF CREDIT AND FINANCIAL GUARANTEES

Standby and commercial letters of credit and financial guarantees represent conditional obligations of the Corporation which guarantee the performance of a customer to a third party. Standby letters of credit and financial guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Long-term standby letters of credit and financial guarantees, defined as those maturing beyond one year, expire in decreasing amounts through the year 2012, and were $1,562 million and $1,338 million at December 31, 2001 and 2000, respectively. The remaining standby letters of credit and financial guarantees, which mature within one year, totaled $3,556 million and $2,997 million at December 31, 2001 and 2000, respectively. Commercial letters of credit are issued to finance foreign or domestic trade transactions.

CREDIT DEFAULT SWAPS

Credit default swaps allow the Corporation to diversify its loan portfolio by assuming credit exposure from different borrowers or industries without actually extending credit in the form of a loan. Credit risk associated with credit default swaps was $7 million and $44 million at December 31, 2001 and 2000, respectively.

21 CONTINGENT LIABILITIES

The Corporation and its subsidiaries are parties to litigation and claims arising in the normal course of their activities. The amount of ultimate liability, if any, with respect to such matters, or the likelihood or impact of future claims that may be brought against the Corporation, cannot be determined with reasonable certainty. Management, after consultation with legal counsel, believes that the litigation and claims, some of which are substantial, will not have a material adverse effect on the Corporation's consolidated financial position.

22 USAGE RESTRICTIONS

Cash and due from banks may include amounts required to be deposited with the Federal Reserve Bank. These reserve balances vary, depending on the level of customer deposits in the Corporation's subsidiary banks. The average amount of these reserves was $212 million and $201 million for the years ended December 31, 2001 and 2000, respectively.

23 ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure of the estimated fair values of financial instruments, which differ from carrying values, often requires the use of estimates. In cases where quoted market values are not available, the Corporation uses present value techniques and other valuation methods to estimate the fair values of its financial instruments. These valuation methods require considerable judgment, and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used. Accordingly, the estimates provided herein do not necessarily indicate amounts which could be realized in a current exchange. Furthermore, as the Corporation normally intends to hold the majority of its financial instruments until maturity, it does not expect to realize many of the estimated amounts disclosed. The disclosures also do not include estimated fair value amounts for items which are not defined as financial instruments, but which have significant value. These include such items as core deposit intangibles, the future earnings potential of significant customer relationships and the value of trust operations and other fee generating businesses. The Corporation believes the imprecision of an estimate could be significant.

The Corporation used the following methods and assumptions:

Cash and short-term investments: The carrying amount approximates the estimated fair value of these instruments, which consist of cash and due from banks, interest-bearing deposits with banks and federal funds sold.

Trading account securities: These securities are carried at quoted market value or the market value for comparable securities, which represents estimated fair value.

Loans held for sale: The market value of these loans represents estimated fair value or estimated net selling price. The market value is determined on the basis of existing forward commitments or the market values of similar loans.

Investment securities: The market value of investment securities, which is based on quoted market values or the market values for comparable securities, represents estimated fair value.

Domestic business loans: These consist of commercial, real estate construction, commercial mortgage and equipment lease financing loans. The estimated fair value of the Corporation's variable rate commercial loans is represented by their carrying value, adjusted by an amount which estimates the change in fair value caused by changes in the credit quality of borrowers since the loans were originated. The estimated fair value of fixed rate commercial loans is calculated by discounting the contractual cash flows of the loans using year-end origination rates derived from the Treasury yield curve or other representative bases. The resulting amounts are adjusted to estimate the effect of changes in the credit quality of borrowers since the loans were originated.

International loans: The estimated fair value of the Corporation's short-term international loans which consist of trade-related loans, or loans which have no cross-border risk due to the existence of domestic guarantors or liquid collateral, is represented by their carrying value, adjusted by an amount which estimates the effect on fair value of changes in the credit quality of borrowers or guarantors. The estimated fair value of long-term international loans is based on the quoted market values of these loans or on the market values of international loans with similar characteristics.

Retail loans: This category consists of residential mortgage and consumer loans. The estimated fair value of residential mortgage loans is based on discounted contractual cash flows or market values of similar loans sold in conjunction with securitized transactions. For consumer loans, the estimated fair values are calculated by discounting the contractual cash flows of the loans using rates representative of year-end origination rates. The resulting amounts are adjusted to estimate the effect of changes in the credit quality of borrowers since the loans were originated.

Customers' liability on acceptances outstanding and acceptances outstanding: The carrying amount approximates the estimated fair value.

Loan servicing rights: The estimated fair value is a discounted cash flow analyses, using interest rates and prepayment speed assumptions currently quoted for comparable instruments.

Deposit liabilities: The estimated fair value of demand deposits, consisting of checking, savings and certain money market deposit accounts, is represented by the amounts payable on demand. The carrying amount of deposits in foreign offices approximates their estimated fair value, while the estimated fair value of term deposits is calculated by discounting the scheduled cash flows using the year-end rates offered on these instruments.

Short-term borrowings: The carrying amount of federal funds purchased, securities sold under agreements to repurchase and other borrowings approximates estimated fair value.

Medium- and long-term debt: The estimated fair value of the Corporation's variable rate medium- and long-term debt is represented by its carrying value. The estimated fair value of the fixed rate medium- and long-term debt is based on quoted market values. If quoted market values are not available, the estimated fair value is based on the market values of debt with similar characteristics.

Derivative financial instruments and foreign exchange contracts: The estimated fair value of interest rate swaps represents the amount the Corporation would receive or pay to terminate or otherwise settle the contracts at the balance sheet date, taking into consideration current unrealized gains and losses on open contracts. The estimated fair value of foreign exchange futures and forward contracts and commitments to purchase or sell financial instruments is based on quoted market prices. The estimated fair value of interest rate and foreign currency options (including interest rate caps and floors) is determined using option pricing models. Beginning January 1, 2001, all derivative financial instruments and foreign exchange contracts are carried at fair value on the balance sheet.

Credit-related financial instruments: The estimated fair value of unused commitments to extend credit and standby and commercial letters of credit is represented by the estimated cost to terminate or otherwise settle the obligations with the counterparties. This amount is approximated by the fees currently charged to enter into similar arrangements, considering the remaining terms of the agreements and any changes in the credit quality of counterparties since the agreements were entered into. This estimate of fair value does not take into account the significant value of the customer relationships and the future earnings potential involved in such arrangements as the Corporation does not believe that it would be practicable to estimate a representational fair value for these items.

The estimated fair values of the Corporation's financial instruments at December 31, 2001 and 2000 are as follows:

(in millions)

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
ASSETS				
Cash and short-term investments	**$ 2,620**	**$ 2,620**	$ 3,404	$ 3,404
Trading account securities	**101**	**101**	104	104
Loans held for sale	**283**	**284**	153	158
Investment securities available for sale	**4,291**	**4,291**	3,891	3,891
Commercial loans	**25,176**	**24,897**	26,009	25,673
International loans	**3,015**	**2,952**	2,571	2,501
Real estate construction loans	**3,258**	**3,262**	2,915	2,926
Commercial mortgage loans	**6,267**	**6,285**	5,361	5,323
Residential mortgage loans	**779**	**785**	808	818
Consumer loans	**1,484**	**1,468**	1,477	1,500
Lease financing	**1,217**	**1,208**	1,029	1,086
Total loans	**41,196**	**40,857**	40,170	39,827
Less allowance for credit losses	**(655)**	**—**	(608)	—
Net loans	**40,541**	**40,857**	39,562	39,827
Customers' liability on acceptances outstanding	**29**	**29**	27	27
Loan servicing rights	**9**	**9**	7	7
LIABILITIES				
Demand deposits (noninterest-bearing)	**12,596**	**12,596**	10,188	10,188
Interest-bearing deposits	**24,974**	**25,070**	23,666	23,760
Total deposits	**37,570**	**37,666**	33,854	33,948
Short-term borrowings	**1,986**	**1,986**	2,093	2,093
Acceptances outstanding	**29**	**29**	27	27
Medium- and long-term debt	**5,503**	**5,490**	8,259	8,209
DERIVATIVE FINANCIAL INSTRUMENTS AND FOREIGN EXCHANGE CONTRACTS				
Risk management:				
Unrealized gains	**585**	**585**	7	235
Unrealized losses	**(23)**	**(23)**	—	(53)
Customer-initiated and other:				
Unrealized gains	**55**	**55**	35	32
Unrealized losses	**(47)**	**(47)**	(27)	(24)
CREDIT-RELATED FINANCIAL INSTRUMENTS	**—**	**(28)**	—	(89)

The Corporation has strategically aligned its operations into three major lines of business: the Business Bank, the Individual Bank and the Investment Bank. These lines of business are differentiated based on the products and services provided. Lines of business results are produced by the Corporation's internal management accounting system. This system measures financial results based on the internal organizational structure of the Corporation. Information presented is not necessarily comparable with similar information for any other financial institution. The management accounting system assigns balance sheet and income statement items to each line of business using certain methodologies which are constantly being refined. For comparability purposes, amounts in all periods are based on methodologies in effect at December 31, 2001. These methodologies, which are briefly summarized in the following paragraph, may be modified as management accounting systems are enhanced and changes occur in the organizational structure or product lines. In addition to the three major lines of business, the Finance Division is also reported as a segment.

The Corporation's internal funds transfer pricing system records cost of funds or credit for funds using a combination of matched maturity funding for certain assets and liabilities and a blended rate based on various maturities for the remaining assets and liabilities. The credit loss provision is assigned based on the amount necessary to maintain an allowance for credit losses adequate for that line of business. Noninterest income and expenses directly attributable to a line of business are assigned to that business. Direct expenses incurred by areas whose services support the overall Corporation are allocated to the business lines as follows: Product processing expenditures are allocated based on standard unit costs applied to actual volume measurements; administrative expenses are allocated based on estimated time expended; and corporate overhead is assigned based on the ratio of a line of business' noninterest expenses to total noninterest expenses incurred by all business lines. Equity, (common equity plus Tier 1 qualifying trust preferred securities) is allocated based on credit, operational and business risks.

The following discussion provides information about the activities of each line of business. A discussion of the financial results and the factors impacting 2001 performance can be found in the section entitled "Strategic Lines of Business" in the financial review on page 31.

The Business Bank is comprised of middle market lending, asset-based lending, large corporate banking, international financial services and specialty deposit gathering. This line of business meets the needs of medium-size businesses, multinational corporations and governmental entities by offering various products and services, including commercial loans and lines of credit, deposits, cash management, capital market products, international trade finance, letters of credit, foreign exchange management services and loan syndication services.

The Individual Bank includes consumer lending, consumer deposit gathering, mortgage loan origination, small business banking (annual sales under $10 million) and private banking. This line of business offers a variety of consumer products, including deposit accounts, installment loans, credit cards, student loans, home equity lines of credit and residential mortgage loans. In addition, a full range of financial services is provided to small businesses and municipalities. Private lending and personal trust services are also provided to meet the personal financial needs of affluent individuals (as defined by individual net income or wealth).

The Investment Bank is responsible for institutional trust products, retirement services and provides investment management and advisory services (including Munder), investment banking and discount securities brokerage services. This line of business also offers the sale of mutual fund and annuity products, as well as life, disability and long-term care insurance products.

The Finance segment includes the Corporation's securities portfolio and asset and liability management activities. This segment is responsible for managing the Corporation's funding, liquidity and capital needs, performing interest sensitivity gap and earnings simulation analysis and executing various strategies to manage the Corporation's exposure to interest rate risk.

The Other category includes divested business lines, the income and expense impact of cash and credit loss reserves not assigned to specific business lines and miscellaneous other items of a corporate nature.



Lines of business/segment financial results were as follows:

(dollar amounts in millions)

	Business Bank			Individual Bank			Investment Bank*		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
EARNINGS SUMMARY									
Net interest income (FTE)	**$ 1,333**	$ 1,275	$ 1,120	**$ 738**	$ 751	$ 707	**$ (6)**	$ (10)	$ (4)
Provision for credit losses	**245**	289	180	**22**	3	(5)	**—**	—	—
Noninterest income	**293**	317	330	**324**	352	300	**96**	267	202
Noninterest expenses	**572**	602	559	**616**	612	604	**197**	233	176
Provision for income taxes (FTE)	**294**	257	265	**141**	167	141	**(37)**	12	9
Net income (loss)	**515**	444	446	**283**	321	267	**(70)**	12	13
SELECTED AVERAGE BALANCES									
Assets	**$35,648**	$33,458	$30,424	**$ 7,881**	$ 7,202	$ 7,163	**$ 398**	$408	$247
Loans	**34,080**	31,987	28,800	**7,269**	6,658	6,690	**22**	53	—
Deposits	**11,171**	9,629	8,631	**18,405**	17,959	17,418	**72**	37	24
Allocated equity	**2,798**	2,428	1,958	**894**	809	745	**267**	282	197
STATISTICAL DATA									
Return on average assets	**1.44%**	1.33%	1.47%	**1.46%**	1.71%	1.46%	**(17.28)%**	2.70%	5.43%
Return on average allocated equity	**18.40**	18.29	22.80	**31.63**	39.72	35.78	**(26.27)**	4.26	6.80
Efficiency ratio	**35.06**	37.86	38.64	**57.94**	55.46	59.97	**220.28**	90.95	89.37

(dollar amounts in millions)

	Finance			Other			Total		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
EARNINGS SUMMARY									
Net interest income (FTE)	**$ 42**	$ (13)	$ 2	**$ (1)**	$ 5	$ (3)	**$ 2,106**	$ 2,008	$ 1,822
Provision for credit losses	**—**	—	—	**(31)**	(37)	(29)	**236**	255	146
Noninterest income	**66**	18	11	**25**	3	24	**804**	957	867
Noninterest expenses	**8**	4	4	**166**	33	16	**1,559**	1,484	1,359
Provision for income taxes (FTE)	**42**	1	2	**(35)**	(2)	8	**405**	435	425
Net income (loss)	**58**	—	7	**(76)**	14	26	**710**	791	759
SELECTED AVERAGE BALANCES									
Assets	**$4,230**	$ 4,312	$3,615	**$1,531**	$1,497	$1,213	**$49,688**	$46,877	$42,662
Loans	**—**	—	—	**—**	—	—	**41,371**	38,698	35,490
Deposits	**5,564**	2,596	1,296	**100**	119	109	**35,312**	30,340	27,478
Allocated equity	**752**	399	335	**(106)**	45	174	**4,605**	3,963	3,409
STATISTICAL DATA									
Return on average assets	**0.33%**	(0.01)%	0.05%	**n/m%**	n/m%	n/m%	**1.43%**	1.69%	1.78%
Return on average allocated equity	**7.70**	(0.21)	1.95	**n/m**	n/m	n/m	**15.16**	19.52	21.78
Efficiency ratio	**9.10**	(35.72)	49.18	**n/m**	n/m	n/m	**53.95**	50.35	50.70

* Included in noninterest expenses are fees internally transferred to other lines of business for referrals to the Investment Bank. If excluded, Investment Bank net income would have been $(63) million in 2001, $26 million in 2000 and $22 million in 1999. Return on average allocated equity would have been (23.39)% in 2001, 9.31% in 2000 and 11.38% in 1999.

n/m - not meaningful

BALANCE SHEETS – COMERICA INCORPORATED
(in thousands, except share data)

December 31	2001	2000
ASSETS		
Cash and due from subsidiary bank	**$ 101,117**	$ 9,918
Time deposits with banks	**100**	100
Short-term investments with subsidiary bank	**12,000**	112,000
Investment securities available for sale	**—**	47,262
Investment in subsidiaries, principally banks	**5,371,101**	4,634,579
Premises and equipment	**3,052**	3,391
Other assets	**187,974**	66,009
Total assets	**$5,675,344**	$4,873,259
LIABILITIES AND SHAREHOLDERS' EQUITY		
Commercial paper	**$ 139,909**	$ 79,985
Long-term debt	**156,288**	157,414
Subordinated debt issued to and advances from subsidiaries	**359,670**	4,453
Other liabilities	**212,013**	131,248
Total liabilities	**867,880**	373,100
Nonredeemable preferred stock – $50 stated value Authorized – 5,000,000 shares Issued – 5,000,000 shares at 12/31/00	**—**	250,000
Common stock – $5 par value Authorized – 325,000,000 shares Issued – 178,749,198 shares at 12/31/01 and 177,703,678 shares at 12/31/00	**893,746**	888,519
Capital surplus	**345,156**	301,414
Unearned employee stock ownership plan shares – 131,954 shares at 12/31/01 and 176,462 shares at 12/31/00	**(5,037)**	(6,750)
Accumulated other comprehensive income	**225,617**	12,097
Retained earnings	**3,447,974**	3,085,784
Deferred compensation	**(9,205)**	(14,494)
Less cost of common stock in treasury – 1,674,659 shares at 12/31/01 and 289,397 shares at 12/31/00	**(90,787)**	(16,411)
Total shareholders' equity	**4,807,464**	4,500,159
Total liabilities and shareholders' equity	**$5,675,344**	$4,873,259

STATEMENTS OF INCOME – COMERICA INCORPORATED
(in thousands)

Year ended December 31	2001	2000	1999
INCOME			
Income from subsidiaries			
Dividends from subsidiaries	**$579,719**	$339,060	$260,603
Other interest income	**2,121**	6,464	808
Intercompany management fees	**131,901**	97,865	93,414
Other interest income	**—**	123	347
Other noninterest income	**23,520**	1,572	24,354
Total income	**737,261**	445,084	379,526
EXPENSES			
Interest on commercial paper	**3,940**	5,432	4,976
Interest on long-term debt	**7,590**	10,140	11,535
Interest on subordinated debt issued to subsidiaries	**12,671**	—	—
Salaries and employee benefits	**69,442**	63,258	64,580
Occupancy expense	**4,132**	4,238	5,840
Equipment expense	**1,175**	1,721	1,572
Other noninterest expenses	**22,003**	35,131	29,730
Total expenses	**120,953**	119,920	118,233
Income before income taxes and equity in undistributed net income of subsidiaries	**616,308**	325,164	261,293
Provision for income taxes	**12,219**	(4,528)	349
	604,089	329,692	260,944
Equity in undistributed net income of subsidiaries, principally banks	**105,489**	461,043	498,471
NET INCOME	**$709,578**	$790,735	$759,415

STATEMENTS OF CASH FLOWS – COMERICA INCORPORATED

(in thousands)

Year ended December 31	2001	2000	1999
OPERATING ACTIVITIES			
Net income	**$ 709,578**	$ 790,735	$ 759,415
Adjustments to reconcile net income to net cash provided by operating activities			
Undistributed earnings of subsidiaries, principally banks	**(105,489)**	(461,043)	(498,471)
Gain on the sale of business	**(21,420)**	—	(21,339)
Depreciation	**1,264**	1,458	1,404
Other, net	**18,348**	4,513	12,729
Total adjustments	**(107,297)**	(455,072)	(505,677)
Net cash provided by operating activities	**602,281**	335,663	253,738
INVESTING ACTIVITIES			
Purchase of investment securities available for sale	**—**	(24,432)	(7,687)
Proceeds from sale of investment securities available for sale	**—**	2,176	2,580
Proceeds from sales of fixed assets and other real estate	**35**	30	115
Purchases of fixed assets	**(909)**	(614)	(316)
Net (increase) decrease in short-term investment with subsidiary bank	**100,000**	(42,200)	(47,300)
Net increase in private equity and venture capital investments	**(23,345)**	—	—
Net cash provided by sale of business	**33,463**	—	14,432
Capital transactions with subsidiaries	**(421,190)**	(10,750)	(5,610)
Net cash used in investing activities	**(311,946)**	(75,790)	(43,786)
FINANCING ACTIVITIES			
Net increase in subordinated debt issued to and advances from subsidiaries	**360,260**	571	3,882
Repayments and purchases of long-term debt	**—**	(1,129)	(76,096)
Net increase in commercial paper	**60,000**	5,109	74,877
Proceeds from issuance of common stocks	**65,286**	20,618	23,268
Purchase of common stock for treasury and retirement	**(120,630)**	(14,108)	(2,885)
Redemption of preferred stock	**(250,000)**	—	—
Dividends paid	**(314,052)**	(261,096)	(235,646)
Net cash used in financing activities	**(199,136)**	(250,035)	(212,600)
Net increase (decrease) in cash on deposit at bank subsidiary	**91,199**	9,838	(2,648)
Cash on deposit at bank subsidiary at beginning of year	**9,918**	80	2,728
Cash on deposit at bank subsidiary at end of year	**$ 101,117**	$ 9,918	$ 80
Interest paid	**$ 19,428**	$ 16,251	$ 19,184
Income taxes paid (recovered)	**$ 16,815**	$ (5,990)	$ (9,807)

26 SUMMARY OF QUARTERLY FINANCIAL STATEMENTS

The following quarterly information is unaudited. However, in the opinion of management, the information reflects all adjustments which are necessary for the fair presentation of the results of operations for the periods presented.

(in thousands, except per share data)

	2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	**$755,012**	**$823,421**	**$874,654**	**$940,460**
Interest expense	**218,886**	**296,882**	**347,273**	**428,168**
Net interest income	**536,126**	**526,539**	**527,381**	**512,292**
Provision for credit losses (1)	**69,000**	**58,000**	**37,000**	**72,000**
Securities gains (losses)	**(2,766)**	**(468)**	**(747)**	**23,744**
Noninterest income (excluding securities gains (losses))	**218,058**	**215,610**	**203,663**	**146,238**
Merger-related and restructuring charges	**25,043**	**18,246**	**14,122**	**94,304**
Noninterest expenses, excluding merger-related and restructuring charges	**346,387**	**346,568**	**358,690**	**355,673**
Net income	**198,979**	**208,535**	**208,472**	**93,592**
— excluding merger-related and restructuring charges	**217,222**	**219,118**	**216,663**	**188,703**
Basic net income per common share	**$ 1.12**	**$ 1.16**	**$ 1.15**	**$ 0.50**
Diluted net income per common share	**1.11**	**1.14**	**1.13**	**0.50**
— excluding merger-related and restructuring charges	**1.21**	**1.20**	**1.18**	**1.02**

	2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 985,231	$ 948,974	$ 910,729	$ 871,419
Interest expense	466,032	445,292	413,036	387,824
Net interest income	519,199	503,682	497,693	483,595
Provision for credit losses	88,006	43,300	56,600	66,894
Securities gains (losses)	2,285	1,316	7,257	5,437
Noninterest income (excluding securities gains (losses))	213,725	242,685	234,593	249,383
Noninterest expenses	376,082	375,404	366,242	366,795
Net income	172,596	215,058	206,050	197,031
Basic net income per common share	$ 0.95	$ 1.19	$ 1.14	$ 1.09
Diluted net income per common share	0.94	1.17	1.12	1.08

(1) First quarter 2001 includes a $25 million merger-related charge to conform the credit policies of Imperial with Comerica.

27 PENDING ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". The Corporation adopted SFAS 141 in 2001 and will adopt SFAS 142 in 2002. Under the new rules, the pooling-of-interest method of accounting was eliminated for all business combinations initiated after June 30, 2001. In addition, beginning in 2002, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets that do not have an indefinite life will continue to be amortized over their useful lives.

The Corporation's application of the nonamortization provisions of the Statement is expected to result in an annual increase in net income of $28 million, or approximately $0.16 per share. The Corporation performed the first required impairment test of goodwill and indefinite lived intangible assets, as of January 1, 2002. Based on this test, the Corporation will not be required to record a transition adjustment upon adoption.

In addition, in July 2001 the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" The Statement covers legal obligations that are identifiable by the entity upon acquisition and construction, and during the operating life of a long-lived asset. Identified retirement obligations would be recorded as a liability with a corresponding amount capitalized as part of the asset's carrying amount. The capitalized retirement cost asset would be amortized to expense over the asset's useful life. The Statement is effective January 1, 2003 for calendar year companies. The Corporation does not believe that the impact of adoption of SFAS No. 143 will have a material impact on the Corporation's financial position or results of operations.

REPORT OF MANAGEMENT

Management is responsible for the accompanying financial statements and all other financial information in this Annual Report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include amounts which of necessity are based on management's best estimates and judgments and give due consideration to materiality. The other financial information herein is consistent with that in the financial statements.

In meeting its responsibility for the reliability of the financial statements, management develops and maintains systems of internal accounting controls. These controls are designed to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The concept of reasonable assurance is based on the recognition that the cost of internal accounting control systems should not exceed the related benefits. The systems of control are continually monitored by the internal auditors whose work is closely coordinated with and supplements in many instances the work of independent auditors.

The financial statements have been audited by independent auditors Ernst & Young LLP. Their role is to render an independent professional opinion on management's financial statements based upon performance of procedures they deem appropriate under auditing standards generally accepted in the United States.

The Corporation's Board of Directors oversees management's internal control and financial reporting responsibilities through its Audit & Legal Committee as well as various other committees. The Audit & Legal Committee, which consists of directors who are not officers or employees of the Corporation, meets periodically with management and internal and independent auditors to assure that they and the Committee are carrying out their responsibilities, and to review auditing, internal control and financial reporting matters.



Eugene A. Miller
Chairman



Ralph W. Babb Jr.
President and Chief Executive Officer
Chief Financial Officer



Marvin J. Elenbaas
Senior Vice President and Controller

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Comerica Incorporated

We have audited the accompanying consolidated balance sheets of Comerica Incorporated and subsidiaries as of December 31, 2001 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Comerica Incorporated and subsidiaries at December 31, 2001 and the consolidated results of their operations and their cash flows for the year then ended in conformity accounting principles generally accepted in the United States.

We previously audited and reported on the consolidated balance sheet of Comerica Incorporated and subsidiaries as of December 31, 2000 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2000 and 1999, prior to their restatement for the 2001 pooling of interests as described in Note 2 to the consolidated financial statements. The contribution of Comerica Incorporated to total assets, revenues, and net income represented 85%, 86%, and 95% of the respective 2000 restated totals and the contribution to revenue and net income represented 86% and 89% of the respective 1999 restated totals. Financial statements of the other pooled company included in the 2000 and 1999 restated consolidated statements were audited and reported on separately by other auditors. We also have audited, as to combination only, the accompanying consolidated balance sheet as of December 31, 2000 and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 2000 and 1999, after restatement for the 2001 pooling of interests; in our opinion, such consolidated financial statements have been properly combined on the basis described in Note 2 to the consolidated financial statements.



Detroit, Michigan
January 16, 2002

HISTORICAL REVIEW — AVERAGE BALANCE SHEETS
COMERICA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

(in millions)

	2001	2000	1999	1998	1997
ASSETS					
Cash and due from banks	**$ 1,835**	$ 1,842	$ 1,896	$ 1,963	$ 1,956
Short-term investments	**442**	978	650	642	410
Investment securities	**3,909**	3,688	3,107	4,041	5,256
Commercial loans	**26,401**	25,313	23,069	19,850	16,143
International loans	**2,800**	2,552	2,627	2,342	1,952
Real estate construction loans	**3,090**	2,554	1,729	1,200	997
Commercial mortgage loans	**5,695**	5,142	4,583	4,011	3,883
Residential mortgage loans	**795**	833	930	1,331	1,676
Consumer loans	**1,479**	1,434	1,853	2,606	4,510
Lease financing	**1,111**	870	699	576	448
Total loans	**41,371**	38,698	35,490	31,916	29,609
Less allowance for credit losses	**(654)**	(595)	(531)	(498)	(447)
Net loans	**40,717**	38,103	34,959	31,418	29,162
Accrued income and other assets	**2,785**	2,266	2,050	1,905	1,737
Total assets	**$49,688**	$46,877	$42,662	$39,969	$38,521
LIABILITIES AND SHAREHOLDERS' EQUITY					
Noninterest-bearing deposits	**$10,253**	$ 9,068	$ 8,661	$ 8,445	$ 7,306
Interest-bearing deposits	**25,059**	21,272	18,817	18,159	17,776
Total deposits	**35,312**	30,340	27,478	26,604	25,082
Short-term borrowings	**2,584**	3,323	3,562	3,517	3,895
Accrued expenses and other liabilities	**823**	703	522	494	537
Medium- and long-term debt	**6,198**	8,298	7,441	6,109	6,034
Total liabilities	**44,917**	42,664	39,003	36,724	35,548
Shareholders' equity	**4,771**	4,213	3,659	3,245	2,973
Total liabilities and shareholders' equity	**$49,688**	$46,877	$42,662	$39,969	$38,521

CONSOLIDATED FINANCIAL INFORMATION

(in millions, except per share data)

	2001	2000	1999	1998	1997
INTEREST INCOME					
Interest and fees on loans	**$3,121**	$3,379	$2,859	$2,706	$2,579
Interest on investment securities	**246**	259	199	263	355
Interest on short-term investments	**26**	78	39	35	25
Total interest income	**3,393**	3,716	3,097	3,004	2,959
INTEREST EXPENSE					
Interest on deposits	**888**	951	693	739	746
Interest on short-term borrowings	**105**	215	183	191	213
Interest on medium- and long-term debt	**298**	546	404	354	355
Total interest expense	**1,291**	1,712	1,280	1,284	1,314
Net interest income	**2,102**	2,004	1,817	1,720	1,645
Provision for credit losses	**236**	255	146	146	169
Net interest income after provision for credit losses	**1,866**	1,749	1,671	1,574	1,476
NONINTEREST INCOME					
Service charges on deposit accounts	**211**	189	177	164	147
Fiduciary income	**180**	181	183	175	155
Commercial lending fees	**67**	61	55	58	34
Letter of credit fees	**58**	52	46	31	34
Brokerage fees	**44**	44	36	46	20
Investment advisory revenue, net	**12**	119	61	18	—
Equity in earnings of unconsolidated subsidiaries	**(43)**	14	15	(6)	30
Warrant income	**5**	30	33	22	4
Securities gains	**20**	16	9	7	6
Net gain on sales of businesses	**31**	50	76	11	25
Other noninterest income	**219**	201	176	141	154
Total noninterest income	**804**	957	867	667	609
NONINTEREST EXPENSES					
Salaries and employee benefits	**809**	851	778	680	624
Net occupancy expense	**115**	110	104	100	98
Equipment expense	**70**	76	73	70	71
Outside processing fee expense	**61**	59	60	53	48
Customer services	**41**	37	40	50	38
Merger-related and restructuring charges	**152**	—	—	(7)	—
Other noninterest expenses	**311**	351	304	291	298
Total noninterest expenses	**1,559**	1,484	1,359	1,237	1,177
Income before income taxes	**1,111**	1,222	1,179	1,004	908
Provision for income taxes	**401**	431	420	353	322
NET INCOME	**$ 710**	$ 791	$ 759	$ 651	$ 586
Net income applicable to common stock	**$ 698**	$ 774	$ 742	$ 634	$ 568
Basic net income per common share	**$ 3.93**	$ 4.38	$ 4.20	$ 3.58	$ 3.17
Diluted net income per common share	**$ 3.88**	$ 4.31	$ 4.13	$ 3.51	$ 3.11
Cash dividends declared on common stock	**$ 313**	$ 250	$ 225	$ 199	$ 181
Dividends per common share	**$ 1.76**	$ 1.60	$ 1.44	$ 1.28	$ 1.15

HISTORICAL REVIEW — STATISTICAL DATA
COMERICA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

	2001	2000	1999	1998	1997
AVERAGE RATES (FULLY TAXABLE EQUIVALENT BASIS)					
Short-term investments	**6.02%**	7.97%	6.06%	5.61%	6.05%
Investment securities	**6.37**	6.99	6.42	6.61	6.83
Commercial loans	**6.85**	8.87	7.71	8.12	8.41
International loans	**7.38**	9.21	7.86	7.97	7.07
Real estate construction loans	**7.95**	10.09	9.21	9.94	10.00
Commercial mortgage loans	**7.65**	8.80	8.27	8.76	9.05
Residential mortgage loans	**7.59**	7.64	7.47	7.70	7.90
Consumer loans	**8.39**	9.09	9.95	10.19	9.81
Lease financing	**6.25**	6.24	6.91	7.65	7.49
Total loans	**7.55**	8.74	8.06	8.48	8.72
Interest income as a percent of earning assets	**7.44**	8.57	7.90	8.23	8.40
Domestic deposits	**3.48**	4.34	3.55	3.97	4.13
Deposits in foreign offices	**5.97**	7.75	7.05	6.71	5.68
Total interest-bearing deposits	**3.54**	4.47	3.68	4.07	4.20
Short-term borrowings	**4.08**	6.48	5.14	5.43	5.47
Medium- and long-term debt	**4.80**	6.57	5.44	5.80	5.88
Interest expense as a percent of interest-bearing sources	**3.82**	5.20	4.29	4.62	4.74
Interest rate spread	**3.62**	3.37	3.61	3.61	3.66
Impact of net noninterest-bearing sources of funds	**0.99**	1.26	1.03	1.11	1.02
Net interest margin as a percent of earning assets	**4.61**	4.63	4.64	4.72	4.68
RETURN ON AVERAGE COMMON SHAREHOLDERS' EQUITY	**15.16**	19.52	21.78	21.16	20.88
RETURN ON AVERAGE ASSETS	**1.43**	1.69	1.78	1.63	1.52
EFFICIENCY RATIO	**53.95**	50.35	50.70	51.84	52.15
PER SHARE DATA					
Book value at year-end	**$ 27.17**	$ 23.98	$ 20.87	$ 17.99	$ 16.10
Market value at year-end	**57.30**	59.38	46.69	68.19	60.17
Market value – high and low for year	**65-44**	61-33	70-44	73-47	62-34
OTHER DATA					
Number of banking offices	**342**	354	348	348	362
Number of employees (full-time equivalent)	**11,406**	11,444	11,484	11,363	10,972

STOCK

Comerica's stock trades on the New York Stock Exchange (NYSE) under the symbol CMA.

SHAREHOLDER ASSISTANCE

Inquiries related to shareholder records, change of name, address or ownership of stock, and lost or stolen stock certificates should be directed to the transfer agent and registrar:

Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716
stocktransfer@wellsfargo.com

ELIMINATION OF DUPLICATE MATERIALS

If you receive duplicate mailings at one address, you may have multiple shareholder accounts. You can consolidate your multiple accounts into a single, more convenient account by contacting the transfer agent shown above. In addition, if more than one member of your household is receiving shareholder materials, you can eliminate the duplicate mailings by contacting the transfer agent.

DIVIDEND REINVESTMENT PLAN

Comerica offers a dividend reinvestment plan which permits participating shareholders of record to reinvest dividends in Comerica common stock without paying brokerage commissions or service charges. Participating shareholders also may invest up to $3,000 in additional funds each quarter for the purchase of additional shares. A brochure describing the plan in detail and an authorization form can be requested from the transfer agent shown above.

DIVIDEND DIRECT DEPOSIT

Common shareholders of Comerica may have their dividends deposited into their savings or checking account at any bank that is a member of the National Automated Clearing House (ACH) system. Information describing this service and an authorization form can be requested from the transfer agent shown above.

DIVIDEND PAYMENTS

Subject to approval of the board of directors, dividends customarily are paid on Comerica's common stock on or about January 1, April 1, July 1 and October 1.

ANNUAL MEETING

The Annual Meeting of Shareholders of Comerica Incorporated will be held at 9:30 a.m. on Tuesday, May 21, 2002, at the Detroit Public Library, 5201 Woodward Avenue, Detroit, Michigan 48202.

FORM 10-K

A copy of the Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to the Secretary of the Corporation at the address listed at the bottom of this page.

STOCK PRICES, DIVIDENDS AND YIELDS

Quarter	High	Low	Dividend Per Share	Dividend* Yield
2001				
Fourth	**$58.40**	**$44.02**	**$0.44**	**3.4%**
Third	**63.88**	**50.27**	**0.44**	**3.1**
Second	**62.75**	**50.73**	**0.44**	**3.1**
First	**65.15**	**53.00**	**0.44**	**3.0**
2000				
Fourth	$61.13	$47.19	$0.40	3.0%
Third	59.44	45.00	0.40	3.1
Second	54.38	39.88	0.40	3.4
First	46.25	32.94	0.40	4.1

*Dividend yield is calculated by annualizing the quarterly dividend per share and dividing by an average of the high and low price in the quarter.

At January 31, 2002, there were 17,068 holders of record of the Corporation's common stock.

INVESTOR RELATIONS ON THE INTERNET

Go to www.comerica.com to find the latest investor relations information about Comerica, including stock quotes, news releases and customized financial data.

COMMUNITY REINVESTMENT ACT (CRA) PERFORMANCE

Comerica is committed to meeting the credit needs of the communities it serves. Following are the most recent CRA ratings for Comerica subsidiaries:

Comerica Bank (Michigan)	Outstanding
Comerica Bank – Texas	Satisfactory
Comerica Bank – California	Satisfactory

EQUAL EMPLOYMENT OPPORTUNITY

Comerica is committed to its affirmative action program and practices which ensure uniform treatment of employees without regard to race, creed, color, age, national origin, religion, handicap, marital status, veteran status, weight, height or sex.

PRODUCT INFORMATION CENTER

If you have any questions about Comerica's products and services, please contact our Product Information Center at (800) 292-1300.

CAREER OPPORTUNITIES

Go to www.comericajobs.com to find the latest information about career opportunities at Comerica.

Comerica Incorporated, Comerica Tower at Detroit Center, 500 Woodward Avenue, MC 3391, Detroit, Michigan 48226
(248) 371-5000 (metro Detroit) • (800) 521-1190 (outside Detroit area) • www.comerica.com

MEDIA CONTACT: Sharon R. McMurray, (313) 222-4881 **INVESTOR CONTACT**: Judith S. Love, (313) 222-2840

Congratulations to
GERALD BURLEY,
Treasury Management Support,
for being named Comerica's
2001 National Quality Excellence
Award overall winner.


AWARD

In addition to Burley, nine finalists
were recognized in 2001
for their dedication to quality:

NANCY BARON
Corporate Learning

JASON FEDEROFF
Deposit Services

TULA KYPRIANIDES
Global Trust

SUSAN LARUSH
Middle Market Banking

JANE MURRAY
East Jackson Office

KEN STALLMAN
Lockwood Office

BRUCE TACKETT
Treasury Management-Product
Management

CHARYL TAYLOR
Josey-Trinity Mills Office

TERANCE WILK
Technical Services


Comerica




Comerica

We listen. We understand. We make it work.®

Comerica Incorporated
Comerica Tower at Detroit Center
500 Woodward Avenue, MC 3391
Detroit, Michigan 48226

www.comerica.com